Exhibit 99.1(a)

Delivering on our commitment to patients Zealand Pharma Annual Revpport 2019 Company reg. no. 20045078

2 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 2 On the cover Crosby was born with congenital hyperinsulinism. Read more page 18 In consideration of our impact on the environment, the Zealand Pharma Annual Report will transition to electronic copy only. A limited number of printed copies will be made of the Annual Report 2019, and it will be the last publication produced in print.

Zealand Pharma • Annual Report 2019 3

Contents.

Management review

Changing lives **4**
About Zealand Pharma 5
Shareholder Letter 6
2019 Achievements and financial highlights 8
Consolidated Key Figures 10
2020 Outlook and objectives 11

Transforming peptides **12**
Pipeline overview 14
Dasiglucagon: Severe hypoglycemia 16
Dasiglucagon: Congenital hyperinsulinism 18
Dasiglucagon: Automated diabetes management 20
Dasiglucagon: Hypoglycemia following bariatric surgery 21
Glepaglutide and ZP7570: Short bowel syndrome 22
Pre-clinical projects 25

Approaching commercialization **26**

Engaging partnerships **28**

Corporate matters **31**
Corporate Governance 32
Corporate Responsibility 35
Our People 36
Risk Management and Internal Control 38
Financial Review 40
Shareholder Information 43
Board of Directors 45
Corporate Management 47

Financial statements

Consolidated financial statements
Income statement 50
Statement of comprehensive income 50
Statement of financial position 51
Statement of cash flows 52
Statement of changes in equity 52
Business overview 53
Notes 54

Financial statements of the parent company
Income statement 88
Statement of comprehensive income 88
Statement of financial position 89
Statement of cash flows 90
Statement of changes in equity 90
Notes 91

Alternative performance measures for the group (non-audited) 100

Statement of the Board of Directors and Executive Management 101
Independent auditor's report 102

Other information
Sources 107
Addresses (company information) 107

4 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 4 Changing lives We work every day with patient communities and thought leaders to change the lives of people with severe medical conditions

Zealand Pharma ∞ Annual Report 2019 5 About Zealand Pharma We are passionate about changing the lives of people with severe medical conditions through targeted development of next generation peptide therapeutics. Our ambition is to be a world leader in treating specialty gastrointestinal and metabolic diseases. We intend to deliver best-in-class treatment options that meet patient medical needs and ease the burden on the health care system. We utilize a business model with two approaches. First, we aim to retain full ownership and control of product candidates all the way to market in selected geographies. Second, we also engage in licensing partnerships that expand the opportunity and probability of success for selected products and/or indications. Our agile organization engages with partners across the value chain, such as leading Clinical Research Organizations (CROs) and Contract Manufacturing Organizations (CMOs). Fully integrated biotech company Founded 1998 in Copenhagen, locations in Boston and New York Leading peptide platform A world leading peptide platform, with two medicines on the market Four potential launches in four years Accelerating late stage programs to launch new products into major markets beginning in 2021 Experienced team 179 employees of which 85% are in R&D Find out more about Zealand on zealandpharma.com/about-us

6 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 6 Shareholder Letter Poised to on our to patients Over the past year, Zealand Pharma successfully operated an acceleration in strategy to become a fully integrated biotech company, maintaining highly productive research and development, while building our own commercial and medical operations. By maintaining control over our proprietary products, we will maximize value for our shareholders while simultaneously supporting access to our innovative treatments for patients in need.

Zealand Pharma • Annual Report 2019 7

Execution on our first new drug application

In 2019, the clinical program for the dasiglucagon HypoPal® rescue pen was completed. The program includes four Phase 3 clinical studies that demonstrated a consistent median time of 10 minutes to recovery from severe hypoglycemia for both adults and children when treated with dasiglucagon. These clinical results provide a solid foundation for our new drug application to the U.S. FDA, which we remain on-track to submit in the first quarter of 2020.

Progression of all pre-clinical and clinical programs

Driven by an ambition to transform management of type 1 diabetes, we created dasiglucagon: a fast-acting glucagon analog that is stable in solution. This molecule allows us to envision multiple novel drug-device combinations: a rescue treatment for severe hypoglycemia in a ready-to-use auto-injector or a prefilled syringe, a multi-dose pen for mini dosing hypoglycemia, a chronic treatment with a continuous delivery pump for patients suffering from the rare disease congenital hyperinsulinism, and in an artificial pancreas in combination with insulin for type 1 diabetic patients (which received Breakthrough Device designation from the U.S. Food and Drug Administration in 2019).

We also progressed glepaglutide, a long-acting GLP-2 analog delivered in a ready-to-use auto-injector to help short bowel syndrome (SBS) patients improve absorption of nutrients and electrolytes.

In our early pipeline, we advanced innovative dual peptides to improve patient outcomes, including a GLP-1/GLP-2 agonist to also treat SBS, and a GLP-1/GLU agonist for type 2 diabetes/obesity.

Building independent U.S. operations

Establishing commercial and medical operations is the final step of our transformation. In the second half of 2019, we successfully onboarded key personnel, selected a site in the Boston-area to complement our New York office, and commenced the early build of our infrastructure. The momentum of these activities has carried into 2020, where we continue to execute a fast-paced plan to ensure our U.S. organization is fully operational by year end and ready to launch Zealand's dasiglucagon HypoPal® rescue pen in 2021.

An acquisition to grow our strategic assets

For the first time, Zealand brought an external asset into our peptide platform by acquiring Encycle Therapeutics. The acquisition further strengthens our leadership in peptide therapeutics and novel treatments for gastrointestinal diseases, and reinforces our commitment to investing in both internal and external innovation to address significant unmet medical needs.

Validation from partnering industry leaders

We formed a new partnership with Alexion Pharmaceuticals to collaborate in the discovery and development of peptide therapeutics for complement mediated diseases. This new partnership was followed by Boehringer Ingelheim's decision to advance the GLP-1/glucagon dual agonist licensed from Zealand, BI 456906, into Phase 2 development for treatment of obesity and type 2 diabetes. We are thrilled these collaborations are expanding opportunities for our next generation peptide therapeutics to reach even more patients.

Additional support from institutional shareholders

A private placement of shares was made with Van Herk Investments, a long-term investor in biotech who has been among the top three shareholders of Zealand Pharma since early 2018. The placement raised Van Herk's percent of share capital to 19% and added DKK 559.6 million to Zealand's existing cash resources. It is an honor to be recognized by an investor with a track record of success in biotech, and to receive substantial support from all shareholders who are keeping perspective on our long term value creation.

Transforming to deliver on our commitment

The combination of dense news flow, clarification of our strategic intent, and acceleration on our road to commercialization have been positively recognized by the market and have supported an historical increase in valuation to our long time shareholders. In addition to the mentioned achievements, Zealand experienced other transformational changes during 2019. Transition of executives introduced Chief Financial Officer Matt Dallas and myself to the company. Also, we initiated a relocation in Denmark from the offices in which Zealand has thrived for twenty years, to a new facility that can accommodate our success-driven growth. Our team continues to work hard, with the Zealand spirit that is distinct, collaborative, and determined.

On behalf of the Board of Directors, the Management team, and all Zealand colleagues: thanks to our shareholders, partners and patients for placing trust in our company. We are focused on achieving our ambitions, and delivering on the commitment that we make to patients: we will change lives by addressing severe medical needs with our next generation peptide therapeutics.

Emmanuel Dulac
President and Chief Executive Officer

8 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 8 2019 Achievements In addition to advancing nearly every pipeline program, we realized two other significant accomplishments in 2019: a new license partnership with an industry leader, and Zealand's first acquisition. Accelerated our late-stage pipeline • Dasiglucagon HypoPal® rescue pen: Clinical program completed and NDA submission early 2020 • Dasiglucagon for dual-hormone pump: Phase 2 completed and Phase 3 planned for late 2020 • Dasiglucagon for congenital hyperinsulinism: Two pivotal Phase 3 trials initiated • Glepaglutide for short bowel syndrome: continued progress in Phase 3 Advanced our early pipeline • Once-weekly GLP-1/GLU for obesity/type 2 diabetes¹: Phase 1 completed and Phase 2 to be initiated early 2020 • Long-acting GLP-1/GLP-2 dual agonist (ZP7570) for SBS: Phase 1 initiated Expanded our strong financial and organizational position • Entered agreement with Alexion Pharmaceuticals to develop complement C3 inhibitor • Completed the company's first acquisition: Encycle Therapeutics, securing pre-clinical α4β7 integrin inhibitor and access to screening library of approximately 5,000 peptide-like macrocycles • Accelerated build-up of U.S. operations to prepare for first product launch anticipated in 2021 • Secured DKK 560 million in private placement with existing investor Van Herk Group ¹ BI456906, partnered with Boehringer Ingelheim

Zealand Pharma ∞ Annual Report 2019 9 Financial highlights +28% 85% in R&D (+56% v. 2018) Find out more about Zealand at zealandpharma.com/investor Share price, DKK R&D investment, DKK 561.4 m (v. 2018) Employees (FTE) 179 Administrative expenses, DKK 67.9m Revenue, DKK 41.3 m (+9% v. 2018) ZEAL share price, DKK at Dec. 31, 2019 235.40 (+186% since Dec. 31, 2018) 300 250 200 150 100 Dec 2018 Jul 2019 Dec 2019 Cash position, DKKm299 299 319 75 21 2014 2015 2016 2017 2018 2019 SecuritiesRestricted cashCash and equivalents Net operating expenses, DKK 628.9m (+31% v. 2018) 419 538 323 6 589 861 1081

Zealand Pharma • Annual Report 2019 10

Consolidated key figures.

DKK '000	2019	Restated[6] 2018	Restated[6] 2017	Restated[6] 2016	Restated[6] 2015
Income statement and comprehensive income					
Revenue	41,333	37,977	136,322	230,864	182,573
Royalty expenses	-415	-3,356	-14,163	-30,931	-21,578
Research and development expenses	-561,423	-438,219	-323,949	-261,387	-214,711
Administrative expenses	-67,881	-43,543	-47,343	-50,514	-38,793
Other operating income	444	1,099,526	607	1,697	12,828
Operating result	**-587,942**	**652,385**	**-248,526**	**-110,271**	**-79,681**
Net financial items	11,265	-27,334	-31,387	-43,764	-38,505
Result before tax	**-576,677**	**625,051**	**-279,913**	**-154,035**	**-118,186**
Corporate tax	5,136	-43,773	5,500	5,500	5,875
Net result for the year	**-571,541**	**581,278**	**-274,413**	**-148,535**	**-112,311**
Comprehensive income/loss	**-571,541**	**581,278**	**-274,413**	**-148,535**	**-112,311**
Earnings/loss per share – basic (DKK)	-16.91	18.94	-9.85	-6.11	-4.87
Earnings/loss per share – diluted (DKK)	-16.91	18.94	-9.85	-6.11	-4.87
Statement of financial position					
Cash and cash equivalents	1,081,060	860,635	588,718	323,330	418,796
Restricted cash[1]	0	0	5,892	318,737	21,403
Marketable securities	299,448	298,611	75,111	0	0
Total assets	1,599,514	1,229,797	721,285	683,116	627,621
Share capital ('000 shares)	36,055	30,787	30,751	26,142	24,353
Equity	1,242,673	1,116,281	514,669	267,381	244,803
Equity ratio[2]	0.78	0.91	0.71	0.39	0.39
Royalty bond	0	0	135,734	332,243	312,951

DKK '000	2019	2018	2017	2016	2015
Cash flow					
Cash outflow/inflow from operating activities	-409,455	-461,420	-278,746	40,904	-224,767
Cash outflow/inflow from investing activities	-51,666	882,925	221,351	-299,958	-1,594
Cash outflow/inflow from financing activities	674,480	-155,449	337,930	157,146	96,413
Purchase of property, plant and equipment	-21,036	-4,038	-7,226	-2,600	-4,040
Free cash flow[3]	-430,491	-463,418	-285,972	38,304	-228,807
Other					
Share price (DKK)	235.40	82.40	85.00	106.50	151.50
Market capitalization (DKKm)[4]	8,487	2,537	2,614	2,784	3,689
Equity per share (DKK)[5]	34.52	36.33	16.77	11.24	10.29
Average number of employees	173	146	128	124	110
Number of full time employees at the end of the year	179	149	133	108	106

1 Restricted cash serves as collateral for the royalty bond issued in 2014. No cash has been restricted since Zealand has redeemed the outstanding royalty bond in 2018.
2 Equity ratio is calculated as equity at the balance sheet date divided by total assets at the balance sheet date.
3 See page 100 regarding alternative performance measures.
4 Market capitalization is calculated as outstanding shares at the balance sheet date times the share price at the balance sheet date.
5 Equity per share is calculated as shareholders' equity divided by total number of shares less treasury shares.
6 Warrant expenses have been restated for the period 2015-2018. See note 1 to the consolidated financial statements.

Zealand Pharma • Annual Report 2019 11

2020 Outlook and Objectives.

We expect to achieve several significant milestones in our dasiglucagon and glepaglutide programs in 2020, all advancing toward becoming a fully integrated biotech, so we can deliver on our commitment to changing patient lives and create additional value for shareholders.

Financial guidance

In 2020, Zealand expects revenue from existing license agreements. However, since such revenue is uncertain in terms of amount and timing, Zealand does not guide on such revenue.

Net operating expenses in 2020 are expected to be within the DKK 790-810 million range. The increase compared to 2019 is due to a rise in administrative expenses as the Company prepares for the product launch and subsequent commercialization for the dasiglucagon HypoPal Rescue Pen as well as the clinical development costs associated with glepaglutide and the dasiglucagon CHI and DHAP programs in Phase 3.

DKKm	2020 guidance	2019 realized	2019 guidance[1]
Net operating expenses[2]	790-810	629	580-600

1 As revised on August 15, 2019.

2 For definition of net operating expenses, refer to page 100.

Estimate guidance for 2019 was exceeded due to increased levels of support needed in internal staffing as well as from professional advisors and external service providers as the Company prepares for a product launch and subsequent commercialization.

2020 Objectives

Advance our early pipeline and strategic alliances	• Complement C3 inhibitor[1]: pre-clinical development towards Phase 1 initiation • ZP 10000 α4β7 integrin inhibitor: pre-clinical development towards Phase 1 initiation
Execute on the clinical pipeline	• Dasiglucagon HypoPal® rescue pen: submit new drug application to U.S. FDA • Dasiglucagon for congenital hyperinsulinism: Phase 3 clinical results expected in 2020, on track for 2021 new drug application • Dasiglucagon for dual-hormone artificial pancreas pump: Phase 3 study initiation • Glepaglutide for short bowel syndrome: complete patient enrollment in Phase 3 study in 2020, with results and new drug application in 2021 • ZP 7570 for short bowel syndrome: Phase 1 program advancement • BI 456906 for obesity/type 2 diabetes[2]: Phase 2 initiation • Amylin analog for obesity/type 2 diabetes[2]: Phase 1 initiation
Build Zealand Pharma U.S. and advance launch readiness	• Establish Boston-area office for Zealand Pharma U.S. operations • Execute launch readiness program for dasiglucagon HypoPal rescue pen
Maintain a strong financial and organizational position	• Disciplined financial management with tight cost control

1 Partnered with Alexion Pharmaceuticals.

2 Partnered with Boehringer Ingelheim.

12 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 12 Zealand's pipeline has never been more robust than it is today, and we have an amazing team capable of expanding our leadership in the discovery and development of next generation peptide therapeutics.” Adam Steensberg Executive Vice President, Research & Development and Chief Medical Officer Transforming peptides

Zealand Pharma • Annual Report 2019 13

Transforming Peptides.

We leverage more than 20 years of experience discovering and developing peptide drugs to transform peptide projects into next generation therapeutics.

Find out more about Zealand on zealandpharma.com/strategy

Discovering and optimizing peptides to create new medicines

Peptides represent a therapeutic modality with over 60 approved and marketed peptide drugs and many more in clinical development.[1]

For more than twenty years, Zealand has been successfully optimizing native peptide hormones to confer the necessary properties to be a safe and effective drug.

Native peptides are composed of amino acids (fifty or less) in a linear or cyclic form, have powerful biological functions but are inherently unstable and short-lived. To convert these native peptides into an effective peptide therapeutic requires the instability and thus duration of action to be corrected while maintaining or enhancing the biological activity. This requires modifications to the amino acid sequence of the peptide, generally using substitution with another amino acid.

Zealand uses its unique in depth understanding of peptide chemistry and biology to focus the substitution process on key amino acids to remove the weak points that result in poor solubility, stability or activity, and thus create new drug candidates.

We have successfully applied this approach to glucagon, amylin, GLP-1, and GLP-2. Enhancing their natural properties or combining their activities in single peptides has presented multiple therapeutic opportunities and led to lixizenatide, the first marketed peptide drug discovered by Zealand's peptide platform.

Strategic expansion

In 2019, Zealand Pharma completed its first acquisition with the purchase of Encycle Therapeutics, Inc. The acquisition centered on a pre-clinical lead asset that is being developed to target integrin α4β7, which is involved in the pathogenesis of inflammatory bowel disease (IBD). Notably, this macrocycle technology, derived from peptides, has enhanced potential for penetration of membranes, thus creating potential for orally-delivered peptide drugs. Zealand also gained access to a screening library of approximately 5,000 unique macrocycles that could provide additional targets for research using Zealand's expertise in peptide development.

Working with external innovation

In line with Zealand's strategy to access cutting-edge technology, we have a range of research collaborations providing us with access to novel peptide libraries (e.g. Orbit Discovery UK, the Torrey Pines Institute for Molecular Studies U.S.A) or new technologies for peptide stabilization and delivery. All are focused on identifying peptides that act on disease-relevant targets.

20 years of experience

[1] J. Lau and M. Dunn, Therapeutic peptides: Historical perspectives, current development trends, and future directions. Bioorganic & Medicinal Chemistry, version 26, issue 10, 1 June 2018, p. 2700-2707.

Zealand Pharma • Annual Report 2019 14

Pipeline Overview.

Zealand has a robust pipeline, including one registration-ready program, two Phase 3 programs with one more entering Phase 3 this year, and several promising early development projects.

Product Candidate	Indication	Pre-clinical	Phase 1	Phase 2	Phase 3	Regi-stration
Development Programs						
Dasiglucagon HypoPal® Rescue Pen Read more page 16	Severe hypoglycomia					
Dasiglucagon S.C. Continuous infusion Read more page 18	Congenital hyperinsulinism					
Dasiglucagon Dual-hormone Pump Read more page 20	Diabetes management					
Glepaglutide GLP-2 Analog Read more page 23	Short bowel syndrome					
ZP7570 GLP-1/GLP-2 Dual Agonist Read more page 23	Short bowel syndrome					
BI 456909 GLP-1/GLU Dual Agonist Read more page 24	Obesity/Type 2 diabetes[1]					
Amylin Analog Read more page 24	Obesity/Type 2 diabetes[2]					
Pre-Clinical Programs						
Complement C3 Inhibitors Read more page 25	Undisclosed[3]					
ZP10000 α4β7 integrin inhibitor Read more page 25	Inflammatory bowel disease[4]					
Ion Channel Blockers Read more page 25	Undisclosed					
GIP/GLP-1/Glucagon Mono/Dual/Triple Read more page 25	Undisclosed					



Find out more about Zealand's pipeline at zealandpharma.com/product-pipeline

Zealand Pharma ∞ Annual Report 2019 15 Three patient stories We are honored to present three profiles of people living with severe unmet medical needs. Each story provides a backdrop for how a disease can affect every day life for a patient, their family and caregivers, and illustrates why we are committed to delivering next generation therapeutics to help change their lives. Severe hypoglycemia Anders lives with Type 1 diabetes. When his blood glucose levels crashed unexpectedly, he experienced severe hypoglycemia. Onset of severe hypoglycemia was unpredictable despite diligent management of Anders' blood glucose levels. Read more page 16 Congenital Hyperinsulinism Crosby was born with congenital hyper-insulinism. His parents were warned that having a CHI baby was "going to be a really tough journey." They tell about the chal-lenges they have faced: from receiving a rare prenatal diagnosis of the condition, to trying to manage his volatile blood gluclose levels. Read more page 18 Short bowel syndrome Will was diagnosed with short bowel syn-drome at age 13. He began receiving total parenteral support, a lifesaving therapy for patients with intestinal failure that provides all the elements of nutrition and hydration needed to live via intravenous infusion. Read more page 22

16 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 16 Severe hypoglycemia Severe hypoglycemia is an acute, life-threatening condition resulting from a critical drop in blood glucose levels. Among the most feared complications of diabetes treatment1, severe hypoglycemia requires another person for rescue.² 6 million people With diabetes are on insulin therapy in the U.S.3 ~300,000 hospitalizations Occur annually in the U.S. due to severe hypoglycemia4 Dasiglucagon HypoPal® Rescue Pen The Dasiglucagon HypoPal® Rescue Pen is a ready-to-use auto-injector containing 0.6 mg dasiglucagon, and is designed to offer diabetes patients fast and effective treatment for severe hypoglycemia. 2019 Achievements The clinical program was concluded in 2019. In the pivotal and confirmatory Phase 3 trials, the primary and all key secondary endpoints were successfully achieved with a median time to blood glucose recovery of 10 minutes. Results from a pediatric Phase 3 study demonstrate that the median time to blood glucose recovery was 10 minutes for dasiglucagon also in children. Next steps The submission of the New Drug Application with the U.S. FDA is on track for early 2020. Build-up of U.S. commercial operations is on track to support the anticipated launch in 2021. Read more of Anders’ story at zealandpharma.com/anders-story

Zealand Pharma • Annual Report 2019 17



"Diabetes affects me all the time, and I have to think about it no matter what I do."

Anders

Anders lives with type 1 diabetes. He constantly monitors his blood glucose levels to maintain glycemic control and good health. Despite wearing an insulin pump to improve management of insulin injections, he has experienced severe hypoglycemia multiple times and it remains on the most feared challenges of living with his type 1 diabetes.

Dasiglucagon HypoPal® rescue pen for potential fast treatment of severe hypoglycemia; on track for early 2020 NDA submission.


HypoPal®
For illustration only


Median time to blood glucose recovery
Pivotal Phase 3[5]
10 min
40 min
12 min
Dasiglucagon 0.6 mg
Placebo
GlucaGen® 1.0 mg
Confirmatory Phase 3[6]
10 min
35 min
Dasiglucagon 0.6 mg
Placebo
Pediatric Phase 3[7]
10 min
30 min
12 min
Dasiglucagon 0.6 mg
Placebo
GlucaGen® 1.0 mg

18 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 18 Congenital Hyperinsulinism Congenital hyperinsulinism (CHI) is an ultra-rare and devastating congenital disorder in newborns. It is caused by a defect in pancreatic beta cells, resulting in insulin overproduction. This leads to persistently and dangerously low blood sugar levels (hypoglycemia). 300 newborns Are diagnosed every year with genetically determined CHI in the U.S. and EU1,2 Substantial burden of disease High resistance to existing medical treatment3 High risk of seizures and permanent brain injury4 Most severe cases require pancreatic surgery5 Prolonged hospitalization and intolerable burden to patients, families, caregivers, and healthcare systems2,6 Dasiglucagon Subcutaneous Continuous Infusion Dasiglucagon is a potential first-in-class glucagon analog for the treatment of children with congenital hyperinsulinism. The potential of chronic dasiglucagon infusion delivered via a pump to prevent hypoglycemia in children with CHI is being evaluated in a Phase 3 program. The aim is to reduce or eliminate the need for intensive hospital treatment, reduce the frequen-cy of dangerous low blood glucose and need for constant feeding, and to potentially delay or elimi-nate the need for pancreatectomy. The U.S. FDA and the European Commission both granted orphan drug designation to dasiglucagon for the treatment of CHI. Read more of Crosby’s story at zealandpharma.com/crosbys-story

Zealand Pharma ∞ Annual Report 2019 19 2019 Achievements The first Phase 3 trial with 32 CHI children aged 3 months to 12 years is ongoing and, the second Phase 3 trial with 12 CHI children from 7 days up to one year of age was initiated in December 2019. Next Steps Based on strong progress in patient enrollment, results from the Phase 3 studies are expected in 2020. “Even though he appears to be such a normal kid, any moment his blood sugar can drop to a really dangerous level. Crosby needs to have a nurse with him at school because his blood sugar, even on medication, is extremely volatile.” Julie, Crosby’s mother

Zealand Pharma • Annual Report 2019 20

Automated diabetes management.

A person with type 1 diabetes depends on multiple daily insulin injections to maintain plasma glucose in the normal ranges.[1,2]

Currently, maintaining blood glucose levels requires continuous intervention with insulin. The amount of insulin administered is subject to continuous adaptation dictated by the individual's blood glucose levels, food intake, activities such as exercise, sickness, prior insulin injections, etc.

When too much insulin is injected, dangerously low blood glucose levels can develop and rapid intake of sugar-rich food is needed to prevent development of severe hypoglycemia. Conversely, injecting too little insulin will lead to dangerously high blood glucose, which is also associated with significant acute and chronic complications.

Despite progress with faster acting modern insulins and novel insulin pumps connected to glucose sensors, current therapies require considerable effort by the people with diabetes and their caregivers. As such, type 1 diabetes remains one of the most burdensome diseases to manage.

When a person with type 1 diabetes experiences dangerously low blood glucose, they produce an insufficient amount of the counteracting hormone glucagon, and depend on frequent ingestion of excessive food to re-establish normal glucose levels. Moreover, most people with type 1 diabetes keep blood glucose levels in the higher ranges; only 17% of children and 21% of adults diagnosed with diabetes in the U.S. achieved the glycemic targets recommended by American Diabetes Association.[3]

Dasiglucagon for dual hormone artificial pancreas pump systems

Zealand is developing a 1 ml cartridge containing 4 mg/ml dasiglucagon, intended for use in dual-hormone artificial pancreas pumps.

We are collaborating with Beta Bionics, developer of the iLet™, a pocket-sized, dual-chamber, autonomous, glycemic control system. The iLet mimics a biological pancreas by calculating and dosing insulin and/or glucagon (dasiglucagon) as needed, based on data from the diabetic person's continuous glucose monitor. Zealand has invested USD 5 million in Beta Bionics.

2019 Achievements

Top-line results from a Phase 2 trial in patients with Type 1 diabetes demonstrated that the bihormonal iLet using dasiglucagon provided superior glycemic control over the insulin-only iLet. During the bihormonal period, 90% of participants had a mean CGM glucose level of < 154 mg/dL, whereas only 50% of participants on the insulin-only iLet achieved this. Importantly these glycemic targets were achieved while time spent with low blood glucose levels < 54 mg/dL was only 0.3% in the bihormonal and 0.6% in the insulin-only arm.

Next Steps

Zealand and Beta Bionics are in dialogue with the FDA and expect to initiate the pivotal Phase 3 trial in late 2020.

Zealand Pharma ∞ Annual Report 2019 21 Hypoglycemia following bariatric surgery A number of patients who have undergone bariatric surgery as a treatment for obesity, experience reactive hypoglycemia after eating a meal. Thus, ingesting additional food or drink to increase plasma glucose is not an option. There is no approved treatment option for the estimated 6,000 patients in the U.S. who suffer from this serious condition. Dasiglucagon mini dose Dasiglucagon mini dose may provide an attractive treatment solution for people with type 1 diabe-tes who experience hypoglycemic events, and for whom eating or drinking carbohydrates is not an option, similar to the post-bariatric patients. 2019 Achievements In October, a new clinical program was initiated for dasiglucagon to evaluate its potential as a novel treatment for patients with post bariatric surgery hypoglycemia. Next Steps Results from the Phase 2 clinical proof of concept dose-finding trial expected in 2020.

Zealand Pharma • Annual Report 2019 22

Short bowel syndrome.

Patients with SBS have undergone massive intestinal surgery resulting in significantly reduced or complete loss of intestinal function.

Read more of Will's story at
zealandpharma.com/wills-story

Underlying causes for SBS include inflammatory bowel syndrome, intestinal infarction, radiation damage or trauma, and recurrent intestinal obstruction or congenital disorders.[1,2,3] SBS affects an estimated 20,000-40,000 people in the U.S. and Europe.[4]

SBS patients cannot absorb adequate fluids and nutrition taken orally, and those most severely affected become dependent on home parenteral support to survive. Home parenteral support is delivered through daily infusion of intravenous fluids and nutrition via a central venous catheter.[1,2] Long-term use of parenteral support carries a risk of catheter-related blood stream infections, blood clots, and organ impairment including liver and kidney damage.[2] Patients are required to connect to the infusion lines and pumps for up to 16 hours every day, which can pose significant restrictions on ability to engage in normal daily activities.[5]

Limitations of current treatments

Management of SBS is a complex multidisciplinary task with a focus on optimizing the patient's hydration and nutritional status. It includes striking the right balance between parenteral support and oral intake of fluids and nutrition. Treatment with GLP-2 analogs has been demonstrated to increase the absorptive capacity of the remaining intestines, and thus enables the patient to realize their full potential for intestinal rehabilitation following surgery.

Despite the clear benefits of reducing the dependency on parenteral support, people treated with the only currently available short-acting GLP-2 therapy have shown high levels of treatment discontinuation,[1,2] which Zealand views as an opportunity for more effective, less complex and better tolerated treatments tailored to the needs of SBS patients.

Zealand Pharma • Annual Report 2019 23



"As a thirteen year old, the hardest part for me was that I wasn't able to participate in sports. At the time, that was my biggest concern. I realized later… it was a lot bigger than just that."

Will

Will has had short bowel syndrome since he was 13 years old. When first diagnosed, he was receiving infusions of total parenteral nutrition (TPN) for 12 hours, every night of the week.

Being connected to the TPN infusion limited his ability to leave the house and attend school. He has worked hard to regain his freedom and quality of life by optimizing his TPN and being connected fewer hours and days per week. His goal is to be completely free from receiving TPN.

Glepaglutide

Glepaglutide is a long-acting GLP-2 analog being developed in an auto-injector with potential for convenient weekly administration. GLP-2 molecules stimulate the growth of intestinal tissue, increase nutrient and fluid absorption, increase intestinal blood flow, and reduce gastric secretion and emptying.

2019 Achievements

Phase 3 pivotal trial progress and ramp up in patient enrollment.

Next steps

Patient enrollment is expected to be completed in 2020, and results are expected in the first half of 2021.

ZP7570

ZP7570 is a potential first-in-class and long-acting GLP-1R/GLP-2R dual agonist. ZP7570 is designed to improve management of SBS beyond what is achievable with mono GLP-2 treatments, and may represent a next level of innovation for helping SBS patients to further realize full potential for intestinal rehabilitation.

2019 Achievements

The clinical program was started in June 2019 with a Phase 1a single-ascending dose, safety and tolerability trial.

Next Steps

Following good progress in the Phase 1a trial, we expect to initiate a Phase 1b multiple-ascending dose, safety and tolerability trial in 2020.

Zealand Pharma • Annual Report 2019 24

Obesity / Type 2 Diabetes.

Excessive weight and obesity are amongst the leading risk factors for heart disease, ischemic stroke, liver diseases and type 2 diabetes as well as for a number of cancers.

Find out more about our research at
zealandpharma.com/our-approach

There are insufficient therapeutic options available, resulting in a high unmet medical need for safe and effective treatments that achieve significant weight loss.

Long-acting GLP-1/GLU dual agonist with Boehringer Ingelheim

The GLP-1/glucagon dual agonist activates two key gut hormone receptors simultaneously and may offer better blood sugar and weight-loss control than current single-hormone receptor agonist treatments. The lead molecule BI 456906 is targeting treatment of diabetes and obesity.

A Phase 2 trial will be initiated in early 2020, based on the safety, tolerability, and favorable weight loss potential in individuals with a BMI up to 40 kg/m^2 observed in Phase 1.[1]

The Phase 2 trial is a randomized, parallel group, dose-finding study of subcutaneously administered BI 456906, compared with placebo and open-label semaglutide in 410 patients with Type 2 diabetes mellitus. The main objective of the trial is to demonstrate a dose-relationship of BI 456906 on HbA1c from baseline to 16 weeks relative to placebo. Secondary objectives are to assess the effect of BI 456906 on change in body weight. An open-label comparator (semaglutide) will allow for comparison of the effects against a pure GLP-1R agonist.

Long-acting amylin analog with Boehringer Ingelheim

Amylin is a pancreatic peptide hormone that plays an important role in decreasing food intake and in the regulation of postprandial plasma glucose levels.

The compound is a long-acting analog of amylin and has demonstrated significant weight loss in pre-clinical models of obesity.[2]

In pre-clinical studies, Zealand and Boehringer Ingelheim observed that the novel, long-acting amylin analog may prevent the development of obesity in pre-clinical models, suggesting its potential use in treating obesity and obesity-related comorbidities.

Zealand Pharma • Annual Report 2019 25

Pre-Clinical Projects.

We continually look for opportunities to enhance native peptides, expand current Zealand drugs into new indications, or discover novel peptide therapeutics to address unmet needs in specialty gastrointestinal and metabolic diseases.

Find out more about our research at zealandpharma.com/our-approach

We have in-depth knowledge of the role of GLP-2 in physiology and disease through our work on glepaglutide, and we see exciting opportunities beyond short bowel syndrome. We have recently optimized a single peptide, ZP7570, which has activity at both the GLP-1 and GLP-2 receptors, with the potential to treat specialty gastrointestinal and liver diseases. This program will enter clinical development in the first half of 2019.

We further utilize our understanding to discover peptides that act as agonists and antagonists of other endogenous hormones and their receptors. Our pre-clinical pipeline includes programs focused on analogs of endogenous peptide hormones, as well as exploration of peptides as therapeutics acting on components of the complement cascade, ion channels and other target classes.

Complement C3 inhibitors

Altered activation of the complement cascade is implicated in many immune mediated diseases and in particular rare diseases such as paroxysmal nocturnal hemoglobinuria, cold agglutinin disease, myasthenia gravis and C3 glomerulopathy. There is currently only one approved drug to treat complement mediated diseases: an antibody that blocks the complement cascade at C5, the final step in complement activation.

We have identified novel peptides that are potent, selective, long-acting inhibitors of the complement cascade acting at factor C3, upstream of C5 and thus offering potential differentiation and broader utility than current therapy. A candidate will be selected for pre-clinical toxicology in 2020 and progression to clinical development is expected in 2021.

Integrin α4β7 Inhibitor

ZP10000 (formerly ET3764) is being developed as an orally-delivered peptide drug to target integrin α4β7, which is involved in the pathogenesis of inflammatory bowel disease (IBD). The target's mode of action has been clinically validated in IBD by vedolizumab, an approved, infusion-only α4β7 integrin inhibitor.

Ion Channel Blockers

Ion channels are transmembrane proteins that control ion flow across cell membranes in almost all living cells. Their dysregulation is implicated in many diseases including inflammatory diseases, metabolic disorders and rare channelopathies, and modifying their function is likely to be therapeutically relevant.

We have identified novel peptides that are potent and selective blockers of ion channels that may play roles in inflammation. Further optimization is required and we expect these programs to contribute to the clinical pipeline in the future.

GIP analogs

Expanding on our GLP-1 experience, we have discovered potent selective analogs of gastric inhibitory peptide (GIP) and extended this to single peptides that have dual activity at both GIP and GLP-1 as well as single peptides with triple activity (GIP/GLP-1/glucagon).

These peptides have therapeutic potential to treat metabolic diseases such as type 2 diabetes and obesity with early clinical validation of GIP/GLP-1 dual agonist provided by a Phase 2 study reported in 2018 (Frias et al, The Lancet 392:2180-2193).

26 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 26 Through new partnerships with industry leaders and strategic investments in innovation, we are creating opportunities to help more patients with our novel therapeutics while maximizing shareholder value." Marino Garcia, Senior Vice President, Business Development, International Commercial & New Product Planning Approaching commercialization

Zealand Pharma • Annual Report 2019 27

Approaching commercialization.

We are building a fully integrated commercial biotech company with U.S. operations to market our own therapies for rare diseases.

Establishing our presence in the U.S.

Zealand is on a journey to transform into a fully integrated biotech company including commercial operations.

From our humble beginning in 1998, we have worked to establish and strengthen our peptide platform. Our skilled experience in transforming peptides into novel therapeutics is proven by two products that have been brought to market, and the licensed partnerships in which we have engaged during the past 20 years.

A strategic shift in 2015 was made to enable Zealand to retain a greater portion of the value creation, by commercializing fully-owned products. The period immediately following saw our emphasis on late stage clinical development, while maintaining our strength in discovery and research. This incredibly productive period built the robust pipeline that we have today, with four late-stage programs followed by high potential early- and pre-clinical candidates.

As we are approaching commercialization, Zealand entered into the final stage of transformation in 2019. We are on the verge of four potential exciting product launches in four years. With the decision made last year to independently launch the dasiglucagon HypoPal® rescue pen in the United States in 2021, we quickly took action to begin building U.S. operations and infrastructure which will be launch-ready in 2021.

Delivering to patients globally

Our team is further dedicated to making Zealand products available in markets outside the U.S., and currently assessing the optimal way to best deliver these much-needed therapeutics to patients.

Our strategy has consistently been to transform into a fully integrated biotech company with commercial operations in the U.S.


Establishing our Peptide Platform
Founded 1998
World-leading peptide platform with two medicines brought to market
Licensed partnerships
Accelerating late stage development
Robust pipeline including three late stage programs
Approaching commercialization
Establishing operations in the U.S.
NDA submission for dasiglucagon HypoPal® rescue pen planned
U.S. leadership, commercial, medical and corporate infrastructure
Boston facility to open
Dasiglucagon
HypoPal® Rescue Pen for severe hypoglycemia
Glepaglutide
for short bowel syndrome
Dasiglucagon
for congenital hyperinsulinism
Dasiglucagon
dual hormone artificial pancreas
4 potential product launches in 4 years
1998
2019
2020
2021
2022
2023+

28 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 28 "We leverage agility, collaboration and boldness to create and foster strong partnerships across our value chain." Ivan Møller Senior Vice President, Technical Development and Operations Engaging Partnerships

Zealand Pharma • Annual Report 2019 29

Engaging Partnerships.

We engage with development and commercial partners to enhance innovation and expand opportunities across markets and therapeutics areas.

Find out more about our research at
zealandpharma.com/our-approach

Boehringer Ingelheim

Zealand has a long-term and productive partnership with Boehringer Ingelheim, to develop an amylin analog and GLP-1/GLU product candidates for obesity and/or type 2 diabetes.

Zealand has licensed two product candidates to Boehringer Ingelheim, both with potential for once-weekly administration. Under the terms of the two agreements, Boehringer Ingelheim funds all research, development and commercialization activities. For the GLP-1/glucagon dual agonist, Zealand is entitled to receive up to EUR 365 million in outstanding milestone payments. The agreement also carries high-single digit to low-double digit percentage royalties on global sales. The other collaboration compound is a long-acting amylin analog for which Zealand is entitled to receive up to EUR 283 million in outstanding milestone payments, and mid-single digit to low-double digit percentage royalties on global sales.

Boehringer Ingelheim's track record of excellence in research and development in cardiometabolic diseases is evidence of its innovation which has resulted in important breakthroughs in recent years, especially in thromboembolic diseases and type 2 diabetes.

Alexion Pharmaceuticals

In March 2019, Zealand entered into a license, research and development agreement with Alexion Pharmaceuticals to develop novel therapies to treat complement mediated diseases.

Peptides offer a number of advantages, including being highly selective and potent, allowing low dosage volumes for ease of administration, and having the potential to treat a broad range of complement-mediated diseases.

Under the Alexion license, research and development agreement, we received an immediate upfront non-refundable payment of USD 25 million for the C3 program and a concurrent USD 15 million equity investment in Zealand at a premium to the market price. The agreement also provides the potential for development-related milestones of up to USD 115 million, as well as up to USD 495 million in sales-related milestones and high single- to low double-digit royalty payments. Additional programs will provide further non-refundable upfront payments, development and sales milestone and royalties.

30 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 30 Beta Bionics Beta Bionics and Zealand have a non-exclusive development partnership with the primary goal of obtaining regulatory approval to use dasiglucagon in the bihormonal configuration of the iLet1. The iLet, developed by Beta Bionics, is the world’s first autonomous bionic pancreas device. This bihor-monal system leverages lifelong machine learning and artificial intelligence to deliver insulin and gluca-gon analogs for automated management of Type 1 diabetes. In addition to dosing insulin, the iLet doses dasiglucagon — Zealand's glucagon analog with a unique stability profile in a ready-to-use aqueous solution. 1 Caution: the iLet is an investigational device, limited by federal law to investigational use.

Zealand Pharma ∞ Annual Report 2019 31 "Conscientious cost management and operational efficiency will enable us to deliver on our current programs, and complete our transformation in a revenue-generating provider of treatments." Matt Dallas Senior Vice President and Chief Financial Officer Corporate matters

Zealand Pharma • Annual Report 2019 32

Corporate Governance.

Zealand's approach to corporate governance is founded on ethics and integrity, and forms the basis of our efforts to ensure strong confidence from our shareholders, partners, employees and other stakeholders.

Read the full report on corporate governance at zealandpharma.com/corporate-governance

As a company incorporated under the laws of Denmark, and with its shares admitted to trading and official listing on Nasdaq Copenhagen, as well as having American Depositary Shares representing Zealand shares trading on Nasdaq Global Select Market in New York, Zealand is subject to various applicable legislations, standards and other regulations for publicly traded companies. These include Danish and U.S. securities law and the recommendations on corporate governance issued by the Danish Committee on Corporate Governance (in the below "the Recommendations").

Management structure

Zealand has a two-tier management structure composed of the Board of Directors ("the Board") and the Corporate Management. The Board is responsible for the overall visions, strategies and objectives, the financial and managerial supervision of Zealand as well as for regular evaluation of the work of the Corporate Management. In addition, the Board provides general oversight of Zealand's activities and ensures that it is managed in a manner and in accordance with applicable law and Zealand's articles of association.

The Board approves the policies and procedures, and Corporate Management is responsible for the day-to-day management of Zealand in compliance with the guidelines and directions set by the Board of Directors. The allocation of responsibilities between the Board and the Corporate Management is stipulated in the Rules of Procedure.

Board of Directors

The Board of Directors plays an active role in setting Zealand's strategies and goals and in monitoring the operations and results. The Board of Directors func-

Corporate governance structure


Annual General Meeting
Board of Directors
Nomination Committee[1]
Audit Committee
Remuneration and Compensation Committee
Corporate Management
Organization

[1] Shareholder elected board members act as Nomination committee.

Zealand Pharma • Annual Report 2019 33

tions according to its rules of procedure. Board duties include establishing Zealand's strategy, policies and activities to achieve Zealand's objectives in accordance with the Articles of Association.

In line with the Recommendations, the Board of Directors annually reviews and determines the qualifications and experience needed on the Board. The chairman supervises the Board of Director's annual self-evaluation of its performance.

The Board of Directors met thirteen times in 2019, of which seven meetings were physical meetings.

Board Committees

The Board has established committees to support the Board in its duties: Audit Committee, Remuneration and Compensation Committee, and Nomination Committee. The full board acts as its own Nomination Committee.

Audit Committee

The Audit Committee assists the Board of Directors with oversight of financial reporting, internal control and risk management related to finance, and other activities delegated by the Board of Directors.

Specific topics discussed in 2019 included accounting treatment of agreement with Alexion Pharmaceuticals and acquisition of Encycle Therapeutics, auditor's reports, accounting policies, internal controls, including SOX (Sarbanes-Oxley Act) compliance, risk management, insurance policy, year-end topics and external financing.

The Audit Committee met nine times in 2019, of which four meetings were physical meetings.

Evaluation of the Board of Directors

In the first two months of 2020 the annual evaluation of the Board of Directors was carried out by an independent vendor, PwC. The process included electronic questionnaires and one on one interviews with members of the Board and members of the Corporate Management. There were also one on one meetings between the chairman and each board member.

In general there was a good level of satisfaction reported with the operation of the Board and its interaction with members of the Corporate Management.

Overview of meetings in 2019

● Attended ○ Absent

	Board	Audit Committee	Remuneration and Compensation Committee	Nomination Committee
Martin Nicklasson	●●●●●●●●●●●●●	●●●●●●●●●	●●●	●●
Kirsten A. Drejer	●●●●●●●●●●●●●	-	-	●●
Jeffrey Berkowitz[1]	●●●●●●●○	●●●●●●		
Bernadette Connaughton[1]	●●●●●●●●			
Alain Munoz	●●●●●●●●●●●●●	-	●●	●●
Leonard Kruimer	●●●●●●●●	●●●●●●		
Michael J Owen	●●●●●●●●●●●●●	-	●●●	●●
Hanne Heidenheim Bak	●●●●●●●●●●●●●	-	-	-
Jens Peter Stenvang	●●●●●●●●●●●●●	-	-	-
Rosemary Crane[2]	●●●●●	●●●	-	●●
Catherine Moukheibir[2]	●●●●●	●●●	-	●●

[1] Elected at the Annual General Meeting on April 4, 2019

[2] Stepped down at the Annual General Meeting held on April 4, 2019

34 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 34 Compliance with the Corporate Governance Recommendations Zealand complies with the Recommenda-tions on Corporate Governance issued by the Danish Committee on Corporate Governance, November 23, 2017, with one exception: Remuneration and Compensation Committee The Remuneration and Compensation Committee proposes the remuneration policy and general guide-lines for incentive pay for the Board of Directors and the CEO of Zealand as well as targets for compa-ny-operated performance-related incentive programs. These policies and guidelines set out the various com-ponents of the remuneration, including fixed and vari-able remuneration such as pension schemes, benefits, retention bonuses, severance and incentive schemes as well as the related bonus and evaluation criteria. 3.4 Board committees (Recommendation, section 3.4.8): The Remuneration and Com-pensation Committee will be using the same external advisers as the Executive Manage-ment. The Board considers that the external advisers will provide professional and unbiased advice in both capacities: as advisers to the Executive Management and to the Remunera-tion and Compensation Committee. Specific topics discussed in 2019 included warrant programs, long-term incentive programs in general, company goals, employee salary levels, employee pensions, and CEO and Board compensation. The Remuneration and Compensation Committee met physically three times in 2019. Nomination committee The Nomination Committee consists of all of the sev-en shareholder-elected board members. The charter of the Audit Committee is available at: www.zealandpharma.com/audit-committee The Nomination Committee make recommendations for decisions to the Board of Directors regarding board and CEO positions and identifies and recommend candidates for the Board of Directors. The charter of the Remuneration and Compensation Committee, the remuneration report, the remuneration policy and the guidelines for incentive pay are available at: www.zealandpharma.com/remuneration-and-compensation-committee Specific topics discussed in 2019 included the re-placement of CEO, as Britt Meelby Jensen resigned in November 2018, and candidates for the Board of Directors. The rules of procedure of the Nomination Committee are available at: www.zealandpharma.com/nomination-committee The Nomination Committee met physically two times in 2019.

Zealand Pharma ∞ Annual Report 2019 35 Corporate responsibility As we work toward improving care for patients and delivering value for our shareholders, we further recognize the importance of protecting the world around us. We believe in operating as a responsible company that serves broader economic, societal, and environmental interests. Addressing global challenges Zealand is focused on supporting six of the UN Sustainable Development Goals that are relevant to our business. Zealand’s guiding principles for operating responsibly include: • Enabling health, well-being, and competency de-velopment of our employees, while ensuring a safe workplace, • Focusing collaboration with advocacy groups to consolidate relations and obtain better treatment options for patients, • Conducting business according to the highest ethical standards, • Working actively and systematically to minimize our impact on the environment and climate, and • Communicating our corporate responsibility ac-tions openly and honestly to external collaboration partners, including our suppliers. SDG 3: Ensure healthy lives and promote well-being for all at all ages SDG 5: Achieve gender equality and empower all women and girls SDG 10: Reduce inequality within and among countries Commitment to Sustainable Development Goals Zealand is committed to addressing global challeng-es through support of the Sustainable Development Goals established by the United Nations. Six goals that are relevant to our business were placed into fo-cus last year, and we continue to identify and imple-ment initiatives and metrics to evaluate our progress in these areas. Additional goals may be considered as our company continues to grow and evolve. SDG 12: Ensure sustainable consumption and production patterns SDG 16: Promote peaceful and inclusive societies for sustainable development, provide access to justice for all and build effective, accountable and inclusive institutions at all levels Reporting framework Our corporate responsibility efforts are based on the requirements of the Danish Financial Statements Act, and we comply with relevant laws, standards and guidelines for reporting on corporate social responsi-bility (CSR) activities. We have incorporated selected UN Sustainable Development Goals that are aligned to our business to further connect Zealand’s efforts with those of other companies to address global challenges. SDG 17: Strengthen the means of implementation and revitalize the global partnership for sustainable development Read the full report at zealandpharma.com/csr

36 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 36 Our People Highly qualified and motivated employees are a prerequisite for achieving the ambitious Zealand business goals. We aspire to attract, develop and retain the best people and to be a company where employees thrive, regardless of their background or nationality. Diversity Engagement Highly qualified and motivated employees are a pre-requisite for achieving the ambitious Zealand busi-ness goals. Zealand’s annual employee engagement survey helps leaders and employees to continuously improve the working environment, and results from the 2019 survey show that Zealand employees are both dedicated and motivated. Zealand total % 42 Men Women 2019 Competency development Ensuring every employee has opportunity to both improve upon their existing strengths while develop-ing skills is critical to attracting and retaining qualified and engaged employees. An analysis of all compe-tency development plans made in 2019 showed that the quantity and quality of competency development plans has increased compared to previous years. 58 Zealand Board of Directors % 33 Men Women 2019 Health and well-being We work to ensure our employees’ well-being and have a number of policies in place to promote phys-ical and psychosocial health as well as the safety of Zealand’s working environment. Zealand has tak-en Danish Labor Law as a starting point for related policies and, in many cases, has gone beyond what is required of public companies in order to be more considerate of and responsive to the needs of its workforce. 67 Other key employee numbers 46.1 Average age of work force 17% Non-Danish employees Safe work environment Zealand works systematically to maintain a safe and healthy work environment. We maintain numerous procedures to support our work environment, and train all Zealand employees in standard safety proto-cols to enable self-management of their own occu-pational safety. 3 Ph.D. students Read about Zealand as a workplace at zealandpharma.com/zealand-as-a-work-place 1 Other trainees

Zealand Pharma ∞ Annual Report 2019 37 "Everyday, our team approaches discovery and research projects with a unique combination of curiosity, determination and enthusiasm. This is the core of Zealand's success." Rie Schultz Hansen Vice President, Discovery and Innovation

38 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 38 Risk management and internal control We constantly monitor and assess the overall risk of doing business in the pharmaceutical/biotech industry and the particular risks associated with our current activities and corporate profile. Zealand risk and mitigation This section contains a summary of Zealand’s key risk areas and how we attempt to address and mitigate such risks. Environmental and ethical risks are cov-ered in our corporate social responsibility reporting, and risks related to financial reporting are covered in our corporate governance reporting. Commercial activities – products in research and development Research and development Doing business in the pharmaceutical/biotech indus-try involves major financial risks. The development of novel medicines takes several years, costs are high, and the probability of reaching the market is relatively low due to developmental and regulatory hurdles. Risks relating to mar-ket size, competition, development time and costs, partner interest and pricing of products in development. Research and develop-ment of new pharma-ceutical medicines is inherently a high-risk activity. The probabil-ity of discovering and developing an efficient and safe new medicine with strong IP protection is very low. Zealand’s Management is responsible for imple-menting adequate systems and policies in relation to risk management and internal control, and for assessing the overall and specific risks associated with Zealand’s business and operations. Furthermore, Zealand’s Management seeks to ensure that such risks are managed optimally and in a responsible and efficient manner. From early in the research phase and throughout development, commer-cial potential and risks are assessed to ensure that final products have the potential to be commer-cially viable. Any major changes in the commer-cial potential of a drug candidate can lead to reduced value prospects and, ultimately, discontin-ued development. Throughout the research and development pro-cess, Zealand regularly assesses these risks by means of a quarterly risk assessment of all the Company’s research and development projects, conducted by Manage-ment together with the department heads and project managers. This assessment, which is presented to the Board of Directors, describes each project and measures its progress based on mile-stones. It analyzes the individual risks of each project and prioritizes the project portfolio. Risks of particular importance to Zealand are scientif-ic and development risks, commercial risks, intellec-tual property risks, clinical trial risks, regulatory risks, partner interest risks, and financial risks. Risk and mitigation plans are monitored by Management, and the continuous risk assessment is an integral part of the yearly reporting to the Board of Directors. Mitigation Risk

Zealand Pharma ∞ Annual Report 2019 39 Zealand risk and mitigation – continued Clinical trials Intellectual property Regulatory Future partnerships Financial Our product candidates will need to undergo time-consuming and expensive trials to document efficacy and safety, the outcome of which is unpredictable, and for which there is a high risk of failure. If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA, the EMA and other comparable regulatory authorities, Zealand may incur additional costs or experience delays in complet-ing, or ultimately not be able to complete, the development of these product candidates. If Zealand or its partners were to face infringement claims or chal-lenges by third parties, an adverse outcome could subject Zealand or its partners to significant liabilities to such third parties. This could lead Zealand or its partners to curtail or cease the development of some or all of their candidate drugs, or cause Zealand’s partners to seek legal or contractual rem-edies against Zealand, potentially involving a reduction in the royal-ties due to Zealand. The regulatory approval processes of the FDA, the EMA and other comparable regulatory authori-ties are lengthy, time consuming and inherently unpredictable, and if Zealand or its collaboration partners are ultimately unable to obtain regulatory approval for their internal or outlicensed product candidates, Zealand’s business could be substantially harmed. Entering into collaborations with partners can bring significant benefits as well as involve risks. In addition, full control of the prod-uct is often given to the partner. Financial risks relate to cash and treasury management, liquidity forecasts and financing opportu-nities. Zealand’s clinical project teams work closely with external expert clinicians and product develop-ment experts within the industry to design, set up and conduct the clinical programs. Zealand’s employees have been selected due to their extensive experience within their field of expertise, receive training and are continuously de-veloped to fulfill requirements. Zealand’s patent department works closely with external patent counsels and partners’ patent counsels to minimize the risk of patent infringement claims as well as to prepare any patent defense should this be necessary. Zealand’s regulatory department works closely with external con-sultants and regulatory agents to develop regulatory strategies and frequently interacts with regulato-ry agencies. Zealand has taken a decision to increase its focus on proprietary programs in order to decrease its dependence on partners in the development process and capture more of the value of its projects. Financial risks are managed in ac-cordance with the Finance Policy, regularly assessed by the Com-pany’s Management and reported to the Audit Committee and the Board of Directors. Zealand is continuously working to design and implement an Internal Control Framework responding to current business risks and the require-ments of the Sarbanes-Oxley Act. See also p. 84, note 26 - Financial risks. However, partnerships may still be relevant in the future and, in order to maximize the value of such partnerships, Zealand strives to foster a close and open dialogue with its partners, thereby building strong partnerships that work effectively. Zealand’s employees receive training and updates on policies regarding the correct and lawful management of external intellec-tual property. Mitigation Risk

Zealand Pharma • Annual Report 2019 40

Financial review.

Financial review for the period January 1 – December 31, 2019

Since there is no significant difference in the development of the Group and the Parent Company, the financial review is based on the Group's consolidated financial information for the year ended December 31, 2019, with comparative figures for 2018 in brackets.

Income statement

The net result for the financial year 2019 was DKK -571.5 million (581.3). Further developing the late stage clinical programs and expansion of the early pipeline together with the commercialization efforts are driving the cost base of Zealand. These factors have increased R&D by DKK 123.2 million and increased administrative expenses by DKK 24.3 million in G&A compared to the year before.

The 2018 result was mainly a consequence of an increase in Other operating income from the sale of future milestones and royalties relating to the Sanofi license having a net gain of DKK 1,098.9 million.

Revenue

Revenue in 2019 amounted to DKK 41.3 million (38.0).

Revenue from research and development activities amounted to DKK 41.3 million (0.0) that comprised DKK 38.0 million Alexion Pharmaceuticals and DKK 3.3 million from an undisclosed counterpart in connection with a Material Transfer Agreement. Revenue related to the Alexion agreement is recognized over the duration of the project based on the percentage of completion.

No milestone payments were received in 2019 (13.1). The milestone payments in 2018 comprised a payment of DKK 9.8 million from an undisclosed counterpart in connection with a Material Transfer Agreement and a payment of DKK 3.3 million from a license agreement with Protagonist Therapeutics Inc.

No royalty revenue were received in 2019 (24.9). The royalty revenues in 2018 were earned before the sale of future Sanofi royalties and milestones from sales of Lyxumia®/Adlyxin® and Soliqua® 100/33 that contributed with DKK 1,098.9 million in Other Operating Income in 2018.

Royalty Expenses

Royalty expenses for the year amounted to DKK 0.4 million (3.4) paid to third parties relating to the license agreement with Sanofi.

Research and development expenses

Research and development (R&D) expenses amounted to DKK 561.4 million (438.2). The increase in R&D expenses for the year ended December 31, 2019, was primarily related to external costs of DKK 71.6 million from the planned development activities across the Zealand programs. The amount comprises costs for the three dasiglucagon programs, with main part on the Phase 3 trials and launch preparations relating to the rescue pen for severe hypoglycemia. It also includes costs for the Phase 3 trial with glepaglutide and clinical cost for the GLP-1/GLP-2 Dual agonist as well as costs relating to pre-clinical activities.

The R&D share of the personnel expenses for the year ended December 31, 2019, was DKK 178.1 million (153.6). The increase is mainly related to an increase in the number of employees in the clinical development organization.

Zealand Pharma • Annual Report 2019 41

During Q1 2019, it was determined that warrants comprised by the 2010 and 2015 employee incentive programs granted in the period 2014 until Q4 2018 should be recognized over the vesting period (typically 3 years) and not when granted, and therefore expenses have been overstated in this period. Such misstatements have been corrected with retrospective impact and thus comparable periods as of and for the years ended December 31, 2018 and 2017 have been restated as presented in note 1 to the consolidated financial statements.

Administrative expenses

Administrative expenses amounted to DKK 67.9 million (43.5). As the company becomes a fully integrated biotech with commercial and medial operations, there are increased levels of support needed in internal staffing as well as from professional advisors and external service providers. There is an increase in administrative expenses as a result and as the Company prepares for a product launch and subsequent commercialization.

Other operating income

Other operating income amounted to DKK 0.4 million (1,099.5) and mainly consists of government grants. 2018 was heavily impacted by the net gain from the agreement to sell future royalty streams and USD 85 million of potential commercial milestones for Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® to Royalty Pharma.

Operating result

The operating result for the year was DKK -587.9 million (652.4).

Net financial items

Net financial items amounted to DKK 11.3 million (-27.3). The increase in financial income is mainly due to the fair value adjustment of the investment in Beta Bionics as well as an increase in interest and favorable currency exchange rates. The majority of the decrease in financial expense is due to the redemption of the royalty bond in 2018, which also saw interest expense and amortized costs related to that bond in the period totaling DKK 33.4 million. In 2019, interest expenses were mainly comprised of the negative return on cash balances in DKK and EUR.

Result before tax

Result before tax was DKK -576.7 million (625.1).

Corporate tax

With a net loss, no tax expense has been recorded for the period. However, under Danish tax legislation, Zealand is eligible to receive DKK 5.5 million in cash relating to the tax loss that originates from R&D expenses for 2019. Corporate tax benefit amount to DKK 5.1 million (-43.8) including a minor tax expense in Zealand US.

No deferred tax asset has similar to prior years been recognized in the statement of financial position due to uncertainty as to when and whether tax losses carried forward will be utilized.

R&D and administrative expenses


DKKm
700
600
500
400
300
200
100
0
2013
2014
2015
2016
2017
2018
2019
R&D expenses
Administrative expenses

Net result and comprehensive result

The net result and comprehensive result both amounted to DKK -571.5 million (581.3), in both cases due to the factors described above.

Allocation of result

No dividend has been proposed, and the net result for the year of DKK -571.5 million (581.3) has been transferred to retained losses.

42 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 42 Cash outflow/inflow from investing activities Cash flow from investing activities amounted to DKK -51.7 million (882.9), mainly comprising purchase of other investment and property, plant and equip-ment. 2018 was driven by the cash net gain from the agreement to sell future royalty streams and USD 85 million of potential commercial milestones for Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin of DKK 1,105.5 million. Statement of financial position Cash and cash equivalents, restricted cash and securities Marketable securities, cash and cash equivalents At December 31, 2019, marketable securities, cash and cash equivalents amounted to DKK 1,380.5 mil-lion (1,159.2). The increase in cash and cash equiv-alents is mainly due to the net proceeds from the issue of shares in the year of DKK 683.2 million, and the upfront cash and equity investment the company received, USD 40 million, from the initiation of the partnership program with Alexion Pharmaceuticals. DKKm 1,500 1,200 900 600 300 Cash flows related to other investments for the peri-od amounted to DKK 22.8 million (0.0). Investment is related to Beta Bionics, Inc. committed in 2018, but not paid until early 2019. 0 2013 2014 2015 2016 2017 2018 2019 Securities Restricted cash Cash and equivalents Equity Equity amounted to DKK 1,242.7 million (1,116.3) at December 31, 2019, corresponding to an equity ratio of 78% (91%). The increase in equity is a result of the capital increase including share premium of DKK 683.2 million in total (2.8) partly set off by the net re-sult for the year of DKK -571.5 million (581.3) and the recognition of warrants of DKK 14.8 million (17.5). Investments in plant and equipment for the period amounted to DKK -21.0 million (-4.0), mainly related to improvement of the new leased headquarter in Denmark paid in cash. No additional investments in marketable securities has been made in 2019 (225.6). Zealand’s marketable securities portfolio comprises listed short term bonds in Danish Kroner to reduce interest expenses, while still having the cash readily available for R&D activities and other business opportunities. Cash flow Cash outflow/inflow from operating activities Cash flow from operating activities amounted to DKK -409.5 million (-461.4), mainly due to the loss for the year adjusted for the upfront cash and equity invest-ment from the Alexion agreement. Cash outflow/inflow from financing activities Cash flow from financing activities amounted to DKK 674.5 million (-155.4), mainly related to capital contri-bution from Van Herk Investments, Alexion Pharma-ceuticals and proceeds from employees exercising warrants. 2018 mainly related to the repayment of the royalty bond. The cash outflow from operating activities for 2018 was adjusted by the cash net gain from the agree-ment to sell future royalty streams and USD 85 mil-lion of potential commercial milestones for Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® and for other non-cash items. The total cash flow for full-year 2019 amounted to DKK 213.4 million (266.1).

Zealand Pharma • Annual Report 2019 43

Shareholder information.

Zealand is dual listed on Nasdaq Copenhagen and Nasdaq Global Select Market, New York, under the ticker symbol ZEAL.

Find out more about our investor relations at zealandpharma.com/investor

At December 31, 2019, the nominal value of Zealand's share capital was DKK 36,054,661, divided into 36,054,661 shares with a nominal value of DKK 1 each. The share capital has remained unchanged as of March 12, 2020.

The share capital has increased by a nominal value of DKK 5.3 million in 2019 mainly as a result of the subscription of shares by Van Herk Investments and Alexion Pharmaceuticals (DKK 4.8 million in total) and exercise of employee warrants (DKK 0.5 million). All Zealand shares are ordinary shares and belong to one class. Each share listed by name in Zealand's shareholder register represents one vote at the annual general meeting and other shareholders' meetings.

Change in number of shareholders during 2019

The number of registered Zealand shareholders decreased from 16,227 registered shareholders at December 31, 2018, the number decreased to 14,567 at December 31, 2019. In addition, 2,726,647 shares were represented by ADSs traded on Nasdaq Global Select Market, New York.

At March 6, 2020, Zealand had 15,179 registered shareholders, representing a total of 34,754,967 shares.

Ownership

The following shareholders are registered in Zealand's register of shareholders as being the owners of a minimum of 5% of the voting rights or a minimum of 5% of the share capital (one share equals one vote) at March 9, 2020:

- Van Herk Investments, Netherlands (19.3% of votes/19.3% of capital).

Total shareholder composition


%
<1
5
43
15
18
19
2019
Institutional
Strategic Investor
Domestic retail
Non-Institutional
Company related
Miscellaneous

Institutional shares by investment style


%
27
31
5
8
9
20
2019
Value
Growth
GARP
Hedge fund
Index
Other

Institutional shares by geography


%
9
2
6
43
7
11
22
2019
United States
Denmark
United Kingdom
Sweden
France
Rest of Europe
Rest of World

44 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 44 • Wellington Management Group LLP, U.S. (9.8% of votes/9.8% of capital). Analyst coverage Zealand is followed by the financial institutions and analysts listed below: Core share data Denmark U.S. Number of shares and ADSs at Dec. 31, 2019 36,054,661 2,726,647 • Sunstone LSV Management A/S, Denmark (6.0% of votes/6.0% of capital). Institution Analyst’s name Listing Nasdaq Copenhagen Nasdaq Global Select Market, New York Share price performance The price of Zealand’s shares increased by 186% during the year, which was above relevant indices, such as the OMX Copenhagen Mid Cap index and the NASDAQ Biotechnology index. The share price at year-end 2019 was DKK 235.40, compared to DKK 82.40 at year-end 2018. U.S. Guggenheim Morgan Stanley Needham Etzer Darout David N. Lebowitz Alan Carr Ticker symbol ZEAL ZEAL Index membership OMXC Copenhagen Midcap STOXX Europe TMI Pharm United Kingdom Goldman, Sachs & Co. Jefferies Graig C. Suvannavejh Peter Welford France Bryan, Garnier & Co Oddo Securities Annual General Meeting The annual general meeting is scheduled to be held on Thursday, April 2, 2020 at 3:00 PM CET, at Zealand Pharma, Sydmarken 11, DK-2860 Søborg. Additional information will become available at www.zealand-pharma.com/annual-general-meeting no later than 3 weeks before the annual general meeting. Financial calendar 2020 Eric Le Berrigaud Oussama Denguir Date Event April 2 May 14 August 13 November 12 Annual General Meeting Interim report for Q1 2020 Interim report for H1 2020 Interim report for Q3 2020 Netherlands Kempen Suzanne van Voorthuizen Denmark Carnegie Danske Bank Handelsbanken Nordea Jesper Ilsøe Thomas Bowers Peter Sehested Michael Novod All dates are subject to NASDAQ deadlines and reporting re-quirements and are subject to change. Nasdaq charting 2019 of Zealand's share price Index 300 275 250 225 200 175 150 125 100 January February March April May June July August September October November December Zealand Pharma OMX Copenhagen Mid Cap NASDAQ Biotech

Zealand Pharma • Annual Report 2019 45

Board of Directors and Corporate Management.

Find out more about the Board of Directors at zealandpharma.com/board-of-directors-and-nomination-committee

Zealand Board of Directors at March 12, 2020





	Martin Nicklasson	Kirsten A. Drejer	Jeffrey Berkowitz
Position	Chairman	Vice Chairman	Board member
Year of birth	1955	1956	1966
Nationality	Swedish	Danish	American
Gender	Male	Female	Male
First elected	2015	2018	2019
Committee	AuC, RemCo chair and NomCo chair		AuC
Independent	Yes	Yes	Yes
Special competencies	Extensive general management and research and development experience from AstraZeneca Plc and Swedish Orphan Biovitrum AB	More than 30 years of international experience in the pharmaceutical and biotech industry. Before co-founding Symphogen A/S in 2000, held several scientific and managerial positions at Novo Nordisk A/S.	Global executive with extensive branded and generic pharmaceutical, retail pharmacy, wholesale drug distribution, specialty, payor and healthcare services leadership experience in P&L accountable roles.
Current positions	Chairman of the board of Orexo AB and Kymab Ltd. Board member of Basilea Pharmaceutica Ltd.	Chairman of the board of Bioneer A/S, Antag Therapeutics ApS, and ResoTher Pharma ApS. Board member of Bioporto A/S, Lyhne & Co, and Alligator Bioscience. Advisory board member of The Faculty of Pharmaceutical Sciences, Univ. of Copenhagen, and DTU Bioengineering. Expert panel member for InnoBooster grants.	Member of the Board of Directors of H. Lundbeck A/S, Esperion Theraptics, Inc. and Infinity Pharmaceuticals, Inc.
Zealand shares at December 31, 2019	1,000	500	0
Zealand warrants at December 31, 2019	0	0	0
Change in ownership in 2019	0	0	0

Zealand Pharma • Annual Report 2019 46

Zealand Board of Directors at March 12, 2020, continued








	Bernadette Connaughton	Leonard Kruimer	Alain Munoz	Michael John Owen	Hanne Heidenheim Bak	Jens Peter Stenvang
Position	Board member	Board member	Board member	Board member	Employee-elected board member[1]	Employee-elected board member[1]
Year of birth	1958	1958	1949	1951	1953	1954
Nationality	American	Dutch	French	British	Danish	Danish
Gender	Female	Male	Male	Male	Female	Male
First elected	2019	2019	2005[2]	2012	2012[3]	2014[4]
Committee		AuC Chair	RemCo	RemCo		
Independent	Yes	Yes	No	Yes	No	No
Special competencies	More than 30 years of global strategic, commercial and leadership expertise, and a broad perspective on the strategy, capabilities and governance required for successful execution in U.S. and international markets.	More than 30 years of experience in corporate finance, planning and strategy, including 15 years in senior executive positions in private and publicly listed biotechnology companies.	Physician qualified cardiology and intensive care. Experience in the pharmaceutical industry at senior management level. Served as SVP for international development in the Sanofi Group and in the pharmaceutical division of Fournier Laboratories.	Research experience focusing on the immune system and more than 150 publications. Has held several leading positions at GlaxoSmithKline, most recently as SVP and head of biopharmaceuticals research.	Project management experience in drug development from lead to launch, focusing on CNS disease and orphan drugs. Experience in disease awareness and customer relationship management.	
Current positions	Board member of Halozyme Therapeutics, Inc. and Syneos Health, Inc. Board member of Boys and Girls Club of Mercer County.	Chairman of the Board of BioInvent International AB and independent board member of Oncolytics. Member of the investment advisory council of Karmijn Kapitaal.	Independent board member of Amryt Pharma, Auris Medical and Oxthera. Member of the Scientific advisory board of Valneva SE.	Chairman of the board of Ossianix Inc., and is a member of the board of Avacta Group plc, ReNeuron Group plc, Sareum Holdings plc, Iksuda Therapeutics and GammaDelta Therapeutics. Adviser to the CRT Pioneer Fund.	Senior Director, Medical Affairs Operations.	Laboratory Technician (Biology).
Zealand shares at December 31, 2019	500	4,000	5,250	300	9,684	2,800
Zealand warrants at December 31, 2019	0	0	0	0	14,000	4,000
Change in ownership in 2019	+500	+1,500	0	+300	-15,000	-700

[1] Employee-elected board members are elected for a period of four years. [2] Resigned in 2006 and re-elected in 2007. [3] Elected term ended in 2014; re-elected in 2016 for a period of four years. [4] Elected term ended in 2018; re-elected in 2018 for a period of two years.

Zealand Pharma • Annual Report 2019 47

Zealand Corporate Management at March 12, 2020







	Emmanuel Dulac	Matthew Dallas	Adam Steensberg	Ivan Møller	Marino Garcia
Position	**Executive Management** President and Chief Executive Officer (from April 22, 2019)	**Executive Management** Senior Vice President and Chief Financial Officer (from October 7, 2019)	**Executive Management** Executive Vice President, Research and Development, and Chief Medical Officer	Senior Vice President, Technical Development and Operations	Senior Vice President, Business Development, International Commercial and New Product Planning
Year of birth	1969	1975	1974	1972	1966
Nationality	French	American	Danish	American/Danish	Canadian/Spanish
Gender	Male	Male	Male	Male	Male
Joined Zealand	2019	2019	2010	2018	2018
Experience	Prior to joining Zealand, Emmanuel was Chief Commercial Officer for Alnylam Pharmaceuticals, a biopharmaceutical company based in Boston, where he was responsible for establishing country operations and building commercial capabilities to successfully launch their first commercial drug. Emmanuel is a board member of Proteostasis Therapeutics, Inc.	Prior to joining Zealand, Matt served as chief financial officer at Aveo Pharmaceuticals, leading finance for the publicly traded biotechnology company and was additionally responsible for investor relations, facilities and information technology. He was previously CFO at CoLucid Pharmaceuticals, which was acquired by Eli Lilly. His earlier career included positions at Genzyme, NEN Life Science Products, and Kimberly Clark.	Prior to joining Zealand, Adam led clinical research teams as medical director at Novo Nordisk and worked as a clinician at Rigshospitalet, University of Copenhagen. Adam was a medical and scientific advisor in the areas of endocrinology, cardiology, gastroenterology and rheumatology, and has significant experience of leading regulatory strategies. Adam is a board member of Beta Bionics, Inc.	Prior to joining Zealand, Ivan worked for Novartis in both generics and pharmaceutical manufacturing, as well as in strategy, quality assurance, contract manufacturing and supply chain leadership in Germany, the U.S. and Switzerland. Ivan was project leader at The Boston Consulting Group in the pharmaceutical R&D and manufacturing areas.	Marino has almost 25 years of global pharma and biotech experience in senior commercial, corporate strategy, and business development roles. He has held various U.S. and international leadership positions of increasing responsibility at pharmaceutical companies, including Synergy Pharma, Aptalis Pharma, Vifor Pharma, Aspreva Pharmaceuticals, Pfizer and Eli Lilly & Co.
Zealand shares at December 31, 2019	0	0	17,011	0	0
Zealand warrants at December 31, 2019	74,933	27,277	269,961	63,778	65,976
Zealand PSUs at December 31, 2019	8,835	0	5,065	2,803	3,062
Change in ownership in 2019	0	0	-5,789	0	0

48 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 48 Financial statements

Zealand Pharma • Annual Report 2019 49

Contents – consolidated financial statements.

Consolidated financial statements

Income statement 50
Statement of comprehensive income 50
Statement of financial position 51
Statement of cash flows 52
Statement of changes in equity 52
Business overview 53

Notes

1 Significant accounting policies, and significant accounting estimates and assessments 54
2 Revenue 61
3 Royalty expenses 64
4 Research, development and administrative expenses 64
5 Fees to auditors appointed at the Annual General Meeting 65
6 Information on staff and remuneration 65
7 Other operating income 73
8 Financial income 74
9 Financial expenses 74
10 Income tax benefit 75
11 Basic and diluted earnings per share 76
12 Licenses, rights and patents 77
13 Property, plant and equipment 78
14 Right-of-use assets 79
15 Other investments 80
16 Trade receivables 80
17 Prepaid expenses 80
18 Other receivables 80
19 Marketable securities 80
20 Cash and cash equivalents 81
21 Share capital 81
22 Royalty bond 82
23 Deferred revenue 83
24 Other liabilities 83
25 Contingent assets, liabilities and other contractual obligations 83
26 Financial risks 84
27 Related parties 86
28 Adjustments for non-cash items 86
29 Change in working capital 86
30 Significant events after the balance sheet date 86
31 Approval of the annual report 86

Zealand Pharma • Annual Report 2019 50

Consolidated financial statements.

Consolidated income statement for the years ended December 31, 2019, 2018 and 2017

DKK thousand	Note	2019	Restated[1] 2018	Restated[1] 2017
Revenue	2	41,333	37,977	136,322
Royalty expenses	3	-415	-3,356	-14,163
Research and development expenses	4,6	-561,423	-438,219	-323,949
Administrative expenses	4,5,6	-67,881	-43,543	-47,343
Other operating income	7	444	1,099,526	607
Operating result		**-587,942**	**652,385**	**-248,526**
Financial income	8	14,655	9,988	2,122
Financial expenses	9	-3,390	-37,322	-33,509
Result before tax		**-576,677**	**625,051**	**-279,913**
Income tax	10	5,136	-43,773	5,500
Net result for the year		**-571,541**	**581,278**	**-274,413**
Earnings/loss per share – DKK				
Basic earnings/loss per share	11	-16.91	18.94	-9.85
Diluted earnings/loss per share	11	-16.91	18.94	-9.85

1 See note 1 to the consolidated financial statements.

Consolidated statements of comprehensive income for the years ended December 31, 2019, 2018 and 2017

DKK thousand	Note	2019	Restated[1] 2018	Restated[1] 2017
Net result for the year		**-571,541**	**581,278**	**-274,413**
Other comprehensive income (loss)		0	0	0
Comprehensive result for the year		**-571,541**	**581,278**	**-274,413**

1 See note 1 to the consolidated financial statements.

The Business overview on page 53 and the accompanying notes on pages 54 to 86 form an integral part of these financial statements.

Zealand Pharma • Annual Report 2019 51

Consolidated financial statements.

Consolidated statements of financial position as of December 31, 2019, 2018 and 2017

DKK thousand	Note	2019	Restated[1] 2018	Restated[1] 2017
Assets				
Non-current assets				
Licenses, rights and patents	12	2,480	0	0
Plant and machinery	13	13,457	13,650	14,855
Other fixtures and fittings, tools and equipment	13	8,337	1,794	953
Leasehold improvements	13	3,913	186	304
Fixed assets under construction	13	14,001	0	0
Right-of-use assets	14	85,632	0	0
Deposits		9,012	2,762	2,729
Restricted cash		0	0	5,892
Other investments	15	35,632	32,582	9,312
Total non-current assets		**172,464**	**50,974**	**34,045**
Current assets				
Trade receivables	16	751	3,274	5,679
Prepaid expenses	17	30,755	11,740	7,253
Corporate tax receivable		7,101	1,195	5,500
Other receivables	18	7,935	3,368	4,979
Marketable securities	19	299,448	298,611	75,111
Cash and cash equivalents	20	1,081,060	860,635	588,718
Total current assets		**1,427,050**	**1,178,823**	**687,240**
Total assets		**1,599,514**	**1,229,797**	**721,285**

1 See note 1 to the consolidated financial statements

DKK thousand	Note	2019	Restated[1] 2018	Restated[1] 2017
Liabilities and equity				
Share capital	21	36,055	30,787	30,751
Share premium		2,650,142	1,957,477	1,937,179
Retained losses		-1,443,524	-871,983	-1,453,261
Equity		**1,242,673**	**1,116,281**	**514,669**
Royalty bond	22	0	0	132,986
Deferred revenue	23,26	83,639	0	0
Lease liabilities	26	78,068	0	0
Non-current liabilities		**161,707**	**0**	**132,986**
Trade payables		57,533	32,652	29,428
Corporate tax payables		614	0	0
Royalty bond	22	0	0	2,748
Lease liabilities	26	7,692	0	0
Deferred revenue	23	56,251	0	0
Other liabilities	24	73,044	80,864	41,454
Current liabilities		**195,134**	**113,516**	**73,630**
Total liabilities		**356,841**	**113,516**	**206,616**
Total equity and liabilities		**1,599,514**	**1,229,797**	**721,285**

1 See note 1 to the consolidated financial statements

Significant accounting policies, and significant accounting estimates and assessments	1
Fees to auditors appointed at the Annual General Meeting	5
Information on staff and remuneration	6
Contingent assets, liabilities and other contractual commitments	25
Financial risks	26
Related parties	27
Significant events after the balance sheet date	30

Zealand Pharma • Annual Report 2019 52

Consolidated financial statements.

Consolidated statements of cash flows for the years ended December 31, 2019, 2018 and 2017

DKK thousand	Note	2019	Restated[1] 2018	Restated[1] 2017
Net result for the year		-571,541	581,278	-274,413
Adjustments for non-cash items	28	9,207	101,930	24,534
Change in working capital	29	10,873	12,785	-11,304
Deferred revenue	23	139,890	0	0
Financial income received	8	5,413	4,263	2,048
Financial expenses paid	9	-3,390	-16,705	-25,111
Sale of future royalties and milestones	7	0	-1,105,471	0
Income tax receipt		93	5,500	5,500
Income tax paid		0	-45,000	0
Cash (outflow)/inflow from operating activities		**-409,455**	**-461,420**	**-278,746**
Transfer to restricted cash related to royalty bond		0	0	-60,675
Transfer from restricted cash related to royalty bond		0	6,124	365,795
Transfer from restricted cash for royalty bond, interest		0	0	7,725
Sale of future royalties and milestones	7	0	1,275,802	0
Royalty expenses related to sale of future royalties and milestones	7	0	-170,331	0
Change in deposit		-6,250	-33	-39
Purchase of other investments	24	-22,803	0	-9,312
Purchase of marketable securities		0	-299,849	-75,037
Sale of securities		0	74,230	0
Purchase of property, plant and equipment	13	-21,036	-4,038	-7,226
Purchase of intangible assets	12	-2,480	0	0
Sale of fixed assets		25	0	120
Dividends on securities	8	878	1,020	0
Cash (outflow)/inflow from investing activities		**-51,666**	**882,925**	**221,351**
Proceeds from issuance of shares related to exercise of warrants		52,468	2,884	6,790
Proceeds from issuance of shares (2017: IPO)		645,145	0	567,076
Costs related to issuance of shares (2017: IPO)		-14,444	-22	-59,576
Leasing installments		-8,689	0	0
Repayment of royalty bond	22	0	-158,311	-176,360
Cash (outflow)/inflow from financing activities		**674,480**	**-155,449**	**337,930**
Increase/(Decrease) in cash and cash equivalents		213,359	266,056	280,535
Cash and cash equivalents at January 1		860,635	588,718	323,330
Exchange rate adjustments		7,066	5,861	-15,147
Cash and cash equivalents at December 31		**1,081,060**	**860,635**	**588,718**

1 See note 1 to the consolidated financial statements

Consolidated statements of changes in equity at December 31, 2019, 2018 and 2017

DKK thousand	Share capital	Share premium	Retained losses	Total
Equity at January 1, 2019 as originally presented	**30,787**	**1,979,493**	**-893,999**	**1,116,281**
Correction of error (net of tax)[1]	0	-22,016	22,016	0
Restated equity at January 1, 2019	30,787	1,957,477	-871,983	1,116,281
Comprehensive result for the year				
Net result for the year	0	0	-571,541	-571,541
Warrant compensation expenses	0	14,764	0	14,764
Capital increases	5,268	692,345	0	697,613
Cost related to capital increases	0	-14,444	0	-14,444
Equity at December 31, 2019	**36,055**	**2,650,142**	**-1,443,524**	**1,242,673**
Equity at January 1, 2018 as originally presented	**30,751**	**1,959,199**	**-1,475,281**	**514,669**
Correction of error (net of tax)[1]	0	-22,020	22,020	0
Restated equity at January 1, 2018	30,751	1,937,179	-1,453,261	514,669
Comprehensive result for the year				
Net profit for the year (restated)[1]	0	0	581,278	581,278
Warrant compensation expenses	0	17,472	0	17,472
Capital increases	36	2,826	0	2,862
Restated equity at December 31, 2018	**30,787**	**1,957,477**	**-871,983**	**1,116,281**
Equity at January 1, 2017 as originally presented	**26,142**	**1,441,263**	**-1,200,023**	**267,382**
Correction of error (net of tax)[1]	0	-21,175	21,175	0
Restated equity at January 1, 2017	26,142	1,420,088	-1,178,848	267,382
Comprehensive loss for the year				
Net loss for the year	0	0	-274,413	-274,413
Warrant compensation expenses	0	19,311	0	19,311
Capital increases	4,609	569,041	0	573,650
Cost related to capital increases	0	-71,261	0	-71,261
Equity at December 31, 2017	**30,751**	**1,937,179**	**-1,453,261**	**514,669**

1 See note 1 to the consolidated financial statements.

Zealand Pharma • Annual Report 2019 53

Consolidated financial statements.

Business overview

Zealand (the "Company", the "Group", "Zealand" and "we") was founded in 1998 and is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand's current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand's portfolio also includes two clinical license collaborations with Boehringer Ingelheim and one discover and develop collaboration with Alexion Pharmaceuticals.

In September 2018 we entered into an agreement with Royalty Pharma to transfer all the royalties that we were due to earn from our 2003 agreement with Sanofi in exchange for an upfront one-time payment of USD 205 million. Excluded from this agreement was a potential milestone payment from Sanofi of up to USD 15 million. Please refer to note 7.

We have four fully owned programs in late clinical development:

1 **Glepaglutide, a long-acting GLP-2 analog in development for the treatment of short bowel syndrome (SBS).**
The pivotal Phase 3 trial in 129 patients has continued in 2019 with expected full enrolment in 2020. On track for 2021 results and new drug application.

Dasiglucagon, a Zealand-invented proprietary glucagon analog currently in development for three different indications:

2 **Dasiglucagon HypoPal® Rescue Pen for severe hypoglycemia**
Ready-to-use dasiglucagon may offer diabetes patients and their families a fast treatment solution for severe hypoglycemia that is easier to use than currently marketed glucagon kits. The pivotal Phase 3 clinical program with dasiglucagon for the treatment of severe hypoglycemia was completed and New Drug Application submission is planned for first part of 2020.

3 **Dasiglucagon in Dual-hormone pump therapy for diabetes treatment**
Zealand has already reported positive results from two Phase 2a trials in 2017. In 2019 Phase 2 trial was completed and Phase 3 is planned for late 2020.

4 **Dasiglucagon for Congenital hyperinsulinism**
Congenital hyperinsulinism, or CHI, is an ultra-rare but devastating disease caused by inappropriately elevated insulin secretion irrespective of glucose levels. This leads to frequent and often severe hypoglycemia and long-term irreversible damage to health. In January 2018, the FDA issued a safe-to-proceed letter. Two pivotal Phase 3 trials were initiated in 2019.

In addition to the late stage clinical programs we also have a pipeline of pre-clinical programs with the potential to enter into the clinic in 2020 and the years to come.

Other significant events during 2019 are the agreement with Alexion Pharmaceuticals to collaborate on developing a complement C3 Inhibitor and the acquisition of Encycle Therapeutics securing pre-clinical $\alpha 4\beta 7$ integrin inhibitor and access to screening library of approximately 5,000 peptide-like macrocycles. Both being part of the pre-clinical expansion of the pipeline.

Company summary	Domicile	Owner-ship	Voting rights
Zealand Pharma A/S subsidiaries			
ZP Holding SPV K/S	Denmark	100%	100%
ZP General Partner 1 ApS	Denmark	100%	100%
Zealand Pharma US Inc.	United States	100%	100%
Encycle Therapeutics Inc.	Canada	100%	100%
ZP SPV 3 K/S	Denmark	100%	100%
ZP General Partner 3 ApS	Denmark	100%	100%
ZP Holding SPV K/S subsidiaries			
ZP SPV 1 K/S	Denmark	100%	100%
ZP General Partner 2 ApS	Denmark	100%	100%

54 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 54 Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments Significant accounting policies Implementation of new and revised standards and interpretations The Group has adopted the following new and amended standards as described below. Other amendments effective for 2019 have no impact on the financial statements for Zealand. Basis of preparation The consolidated financial statements of Zealand have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the EU and additional requirements under the Danish Financial Statements Act. IFRS 16 Leases IFRS 16 replaces IAS 17 and requires all leases to be recognized as a right-of-use asset and lease liability, measured at the present value of future lease payments. The right-of-use asset is subsequently depreciated in a similar way to other depreciable assets over the lease term and interest calculated on the lease liability in a similar way to how it is calculated on finance leases under IAS 17. Consequently, the change impacts the presentation in the income statement and the statement of cash flows. The Board of Directors considered and approved the 2019 Annual Report of Zealand on March 12, 2020. The Annual Report will be submitted to the shareholders of Zealand for approval at the Annual General Meeting on April 2, 2020. The consolidated financial statements are presented on a historical cost basis, except for cer-tain financial assets and liabilities measured at fair value. The Group leases properties, equipment and cars. The Group recognizes leases as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use. We refer to note 14 regarding the right-of-use assets and liabilities. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases, which had previously been classified as “operating leases” under the principles of IAS 17, Leases. These li-abilities were measured at the present value of the remaining lease payments, discounted using the Lessee’s incremental borrowing rate as of January 1, 2019. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. The associated right-of-use assets were at the transition date measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the leases recognized in the statement of financial position as at December 31, 2018. For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and on the significance of the inputs to the fair value measurement as a whole. The inputs are described as follows: In the income statement, application of IFRS 16 results in recognition of a depreciation of the right-of-use asset and an interest expense rather than an operating lease expense. • Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date • Implementation method • The Group has adopted IFRS 16, Leases from January 1, 2019, using the modified retro-spective approach whereby comparative figures are not restated. • Level 2 inputs are inputs, other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly IFRIC 23, Uncertainty over income tax treatments IFRIC 23 provides guidance in respect of recognition and measurement of income tax balanc-es if uncertainty over the tax treatment exist. Implementation of the interpretation has had no impact on the income tax balances recognized in the financial statements. • Level 3 inputs are fair value measures derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The consolidated financial statements are presented in Danish kroner (DKK), which is the func-tional currency of the Parent Company. Annual improvements 2015-2017 Comprises minor changes to IFRS 3, IFRS 11, IAS 12 and IAS 23. The amendments have no impact on the accounting policies applied. In the narrative sections of the financial statements, comparative figures for 2018 and 2017 are shown in brackets.

Zealand Pharma ∞ Annual Report 2019 55 Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued) Standards and interpretations not yet applied IASB has issued a number of new and amended standards which are not yet effective. None of these new standards or amendments are expected to impact the Group’s accounting policies. the statement of financial position date and the rate at the date on which the receivable or pay-able arose are recognized in the income statement as financial income and financial expenses. Non-monetary assets purchased in foreign currencies are measured at the exchange rate on the transaction date. Accounting policies The accounting policies are apart from the application of IFRS 16, Leases, unchanged from last year. The accounting policies for specific line items and transactions are included in the respec-tive notes to the financial statements except for basis and principles of consolidation, foreign currency translation, classification of income statement, segment reporting, classification of financial assets and the cash flow statement, which are included below. Consolidated financial statements Income statement The expenses recognized in the income statement is presented as an analysis using a classifica-tion based on their function. Basis of consolidation The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Con-trol is achieved when the Company: Segment reporting The Group is managed by a Corporate Management team reporting to the Chief Executive Officer. The Corporate Management team, including the Chief Executive Officer, represents the chief operating decision maker (CODM). No separate business areas or separate business units have been identified in connection with product candidates or geographical markets. Conse-quently, there is no segment reporting concerning business areas or geographical areas. • has power over the investee; • is exposed, or has rights, to variable returns from its involvement with the investee; and Statement of financial position • has the ability to use its power to affect its returns. Financial assets Financial assets include receivables, marketable securities and cash. Financial assets are divided into categories of which the following are relevant for the Group: The Company reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. Principles of consolidation The consolidated financial statements are prepared on the basis of the financial statements of the parent company and the individual subsidiaries, which are based on uniform accounting policies and accounting periods in all Group entities. Consolidation of Group entities is per-formed after elimination of all intra-Group transactions, balances, income and expenses. 1. Financial assets at amortized cost comprising of receivables with contractual cash flows solely comprising of payment of principal and interest and which are held for the purpose of collecting the contractual cash flow. 2. Financial assets at fair value through the income statement, which are marketable securities held in a business model whose purpose is to regularly sell marketable securities within the portfolio. Foreign currency translation Transactions denominated in foreign currencies are translated at the exchange rates on the transaction dates. 3. Equity investments. These investments are measured at fair value through the income state-ment. Exchange differences arising between the rate on the transaction date and the rate on the pay-ment day are recognized in the income statement as financial income or financial expenses. Financial assets are assigned to the different categories by Management on initial recognition, depending on the cash flow characteristics and purpose for which the assets were acquired. All financial assets are recognized on their settlement date. All financial assets other than those classified at fair value through the income statement are initially recognized at fair value, plus transaction costs. Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the statement of financial position date are translated by applying the ex-change rates at the statement of financial position date. Differences arising between the rate at

56 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 56 Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued) Statement of cash flows The cash flow statement is prepared in accordance with the indirect method on the basis of the net loss for the year. The statement shows the cash flows broken down into operating, invest-ing and financing activities, cash and cash equivalents at the beginning and end of the year, and the impact of the calculated cash flows on cash and cash equivalents. affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The estimates used are based on assumptions assessed to be reasonable by Management. However, estimates are inherently uncertain and unpredictable. The assumptions may be incomplete or inaccurate, and unexpected events or circumstances may occur. Furthermore, we are subject to risks and uncertainties that may result in deviations in actual results compared with estimates. Cash flows in foreign currencies are translated into Danish kroner at the exchange rate on the transaction date. Cash flow from operating activities Cash flow from operating activities is presented indirectly and is calculated as the net result ad-justed for sale of royalties, non-cash operating items, changes in net working capital, financial items paid, and income tax benefits received and paid. No significant changes have been made to accounting estimates and assessments in 2019. The following are the most significant accounting judgements and estimates applied by Man-agement in these financial statements: Cash flow from investing activities Cash flow from investing activities includes cash flows from the sale of future royalties and milestone relating to the Sanofi license, purchase and sale of property, plant and equipment, investments and deposits, as well as transfers to and from restricted cash related to the royalty bond. Revenue recognition (management judgement) Revenue comprises license payments, milestone payments and royalty income. License payments which provide the buyer with the right to use the license as it exists at the date of transfer are recognized upon transfer of the associated licensing rights at the point at which the buyer obtains the right to use the license. Upon entering into agreements with multiple components, Management determines whether individual components are distinct, which is the case if the buyer can obtain benefits from the goods or service and the promise is distinct within the context of the contract. If no individual components are distinct, the contract is treated as a single performance obligation. When entering into licensing and development agreements, a critical judgment relates to whether the customer could continue development of the IP to the stage promised by Zealand under the promise to provide R&D services. If this is not the case, the IP and the R&D services are considered a single performance obligation. Cash flow from financing activities Cash flow from financing activities includes proceeds from issuance of new shares and related costs, finance lease installments and loan financing. Cash and cash equivalents Cash and cash equivalents comprise cash and bank balances. Significant accounting estimates and judgments In applying our accounting policies, Management is required to make judgments based on the specific facts and circumstances relevant to the assessment. Milestone payments are related to the collaborative research agreements with commercial partners and are recognized when it is highly probable that Zealand Pharma will become enti-tled to the milestone which is generally when the milestone is achieved. Royalty income from licenses is based on third-party sales of licensed products and is recognized in accordance with contract terms in the period in which the sales occur. In preparing the financial statements, Management makes a number of accounting estimates that form the basis for the recognition and measurement of our assets and liabilities. Revenue from transactions involving the rendering of services which are consumed by the cus-tomer simultaneously with delivery is recognized along with delivery of the services. In applying our accounting policies, Management is required to make judgements and esti-mates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates including assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to ac-counting estimates are recognized in the period in which the estimate is revised if the revision Employee incentive programs (management estimates) In accordance with IFRS 2, Share-based Payment, the fair value of the warrants classified as equity settled is measured at the grant date and recognized as an expense in the income statement over the vesting period. The fair value of each warrant granted during the year is

Zealand Pharma ∞ Annual Report 2019 57 Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued) estimated using the Black– Scholes option pricing model. This requires the input of subjective assumptions such as: (cliff vesting). The vesting period is typically 3 years resulting in straight-line recognition of the cost over 3 years rather than up front. • The expected stock price volatility, which is based on the historical volatility of Zealand’s share price The restatement affects reported profit/loss for the year ended December 31, 2018 and prior years. While the impact on interim periods is significant, the full year impact is insignificant as the impact between the quarterly interim periods primarily nets out the full year impact. • The selection of the risk-free interest rate, which is determined as the interest rate on Danish government bonds with a maturity equal to the expected term Due to the fact that the warrants are equity settled, the counter-entry to the restated expense is equity. Consequently, the restatement has no impact on reported total equity in any periods. The value of warrants recognized in equity is presented as part of share premium. Consequent-ly, the restatement results in a reduction of the share premium and a corresponding decrease in accumulated loss equal to the cumulative effect on reported profit/loss in prior years for warrants not fully vested as at January 1, 2018. • The duration of the warrants, which is assumed to be until the middle of the exercise period The total fair value of the warrants is recognized in the income statement over the vesting period. An adjustment is made to reflect an expected attrition rate during the vesting period. The attrition rate is re-estimated at year-end based on the historical attrition rate resulting in recognition of an expense equal to grant date fair value of the number of warrants which actually vest. The impact of the restatements of warrants on the statement of cash flow is solely a reclassi-fication between “Net profit/loss for the period” and “Change in working capital”. Hence, there is no impact on the cash flow from operating activities. Therefore, the Company deemed it irrelevant to present restated statements of cash flow. Encycle Therapeutics, Inc. acquisition (management judgement) As of October 2019, Zealand acquired all outstanding shares in Encycle Therapeutics, Inc. and all its intellectual property, including all rights to develop and commercialize the lead asset. Zealand will not be acquiring any infrastructure or personnel costs with this transaction. The total future consideration for the acquisition could potentially reach USD 80 million in one-time contingent value rights (“earn-outs”), of which USD 10 million in earn-outs could be payable up to the successful completion of a Phase 2 study. All earn-outs are payable in cash and/or Zea-land equity at Zealand’s discretion, are linked to the lead asset only, and contingent on certain future successful development, regulatory, and commercial-related milestones. There is also a potential mid-single digit royalty on global net sales from the lead asset. Management has assessed that this acquisition is an asset acquisition, and thus will be accounted for in accord-ance with IAS 38, Intangible Assets and is not considered a business combination under IFRS 3, Business Combinations. The nature and impact of each restatement in 2017 and 2018 per line item in the consolidated income statement and consolidated statement of financial position for Zealand is presented on page 58 and 59. Income statement: Research and development expenses and Administrative expenses Warrant expenses recognized in staff expenses classified as Research and development expens-es and Administrative expenses, respectively, have been restated as described above. The restatement has an opposing tax impact of 22% in 2018 because of the positive taxable income, whereas there is no recognized tax impact in 2017 due to the negative taxable income. Restatement (management judgement) During Q1 2019 a restatement related to warrants was identified by Management. The Com-pany grants, on a regular basis, equity settled warrants to Corporate Management and other employees. Historically, the warrants were deemed vested at grant date. Consequently, the full fair value at grant date has been recognized as an expense as of this date. Management has reconsidered the allocation of expenses of warrants. Management has concluded, the warrants vest at a future date as they become exercisable only upon continued employment during the time period from grant date up until the specified future date (i.e. the date upon which the warrants become exercisable). All warrants granted at one point in time vest on the same date Statement of financial position: Share premium/Retained Losses (Equity) The counter-entry to the warrant expenses recognized in the income statement (debit) is Share Premium (credit) in Equity. The impact on the income statement is recognized in Retained losses (debit) in Equity, thus results in no net impact on Equity. The restatement of Share premium and Retained losses impact shows the cumulative impact.

Zealand Pharma • Annual Report 2019 58

Notes.

Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued)

Consolidated income statement for the twelve month period ended December 31, 2018

DKK thousand	As most recently reported, December 31, 2018	Restate-ment	Amount as adjusted, December 31, 2018
Revenue	37,977	0	37,977
Royalty expenses	-3,356	0	-3,356
Research and development expenses	-438,215	-4	-438,219
Administrative expenses	-43,542	-1	-43,543
Other operating income	1,099,526	0	1,099,526
Operating result	**652,390**	**-5**	**652,385**
Financial income	9,988	0	9,988
Financial expenses	-37,322	0	-37,322
Result before tax	**625,056**	**-5**	**625,051**
Income tax	-43,774	1	-43,773
Net result for the year	**581,282**	**-4**	**581,278**
Earnings per share - basic (DKK)	18.94	0.00	18.94
Earnings per share - diluted (DKK)	18.94	0.00	18.94

Consolidated statements of comprehensive income for the year ended December 31, 2018

DKK thousand	As most recently reported, December 31, 2018	Restate-ment	Amount as adjusted, December 31, 2018
Net result for the year	581,282	-4	581,278
Other comprehensive income (loss)	0	0	0
Net result for the year	**581,282**	**-4**	**581,278**

Consolidated income statement for the twelve month period ended December 31, 2017

DKK thousand	As most recently reported, December 31, 2017	Restate-ment	Amount as adjusted, December 31, 2017
Revenue	136,322	0	136,322
Royalty expenses	-14,163	0	-14,163
Research and development expenses	-324,667	718	-323,949
Administrative expenses	-47,470	127	-47,343
Other operating income	607	0	607
Operating result	**-249,371**	**845**	**-248,526**
Financial income	2,122	0	2,122
Financial expenses	-33,509	0	-33,509
Result before tax	**-280,758**	**845**	**-279,913**
Income tax	5,500	0	5,500
Net result for the year	**-275,258**	**845**	**-274,413**
Loss per share - basic (DKK)	-9.88	-0.03	-9.85
Loss per share - diluted (DKK)	-9.88	-0.03	-9.85

Consolidated statements of comprehensive income for the year ended December 31, 2017

DKK thousand	As most recently reported, December 31, 2017	Restate-ment	Amount as adjusted, December 31, 2017
Net result for the year	-275,258	845	-274,413
Other comprehensive income (loss)	0	0	0
Net result for the year	**-275,258**	**845**	**-274,413**

Zealand Pharma • Annual Report 2019 59

Notes.

Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued)

Consolidated statement of financial position
as of December 31, 2018

DKK thousand	As most recently reported, December 31, 2018	Restatement	Amount as adjusted, December 31, 2018
Equity and liabilities			
Share capital	30,787	0	30,787
Share premium	1,979,493	-22,016	1,957,477
Retained losses	-893,999	22,016	-871,983
Equity	**1,116,281**	**0**	**1,116,281**
Royalty bond	0	0	0
Deferred revenue	0	0	0
Lease liabilities	0	0	0
Non-current liabilities	**0**	**0**	**0**
Trade payables	32,652	0	32,652
Corporate tax payables	0	0	0
Royalty bond	0	0	0
Lease liabilities	0	0	0
Deferred revenue	0	0	0
Other liabilities	80,864	0	80,864
Current liabilities	**113,516**	**0**	**113,516**
Total liabilities	**113,516**	**0**	**113,516**
Total equity and liabilities	**1,229,797**	**0**	**1,229,797**

Consolidated statement of financial position
as of December 31, 2017

DKK thousand	As most recently reported, December 31, 2017	Restatement	Amount as adjusted, December 31, 2017
Equity and liabilities			
Share capital	30,751	0	30,751
Share premium	1,959,199	-22,020	1,937,179
Retained losses	-1,475,281	22,020	-1,453,261
Equity	**514,669**	**0**	**514,669**
Royalty bond	132,986	0	132,986
Deferred revenue	0	0	0
Lease liabilities	0	0	0
Non-current liabilities	**132,986**	**0**	**132,986**
Trade payables	29,428	0	29,428
Corporate tax payables	0	0	0
Royalty bond	2,748	0	2,748
Lease liabilities	0	0	0
Deferred revenue	0	0	0
Other liabilities	41,454	0	41,454
Current liabilities	**73,630**	**0**	**73,630**
Total liabilities	**206,616**	**0**	**206,616**
Total equity and liabilities	**721,285**	**0**	**721,285**

60 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 60 Notes Note 1 – Change in accounting policies (continued) Change in accounting policies Below is explained the impact of the adoption of IFRS 16, Leases on the Group’s financial state-ments. The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and IFRIC 4, Determining Whether an Arrangement Contains a Lease. As indicated above, the Group has adopted IFRS 16, Leases retrospectively from January 1, 2019, but has not changed comparatives for the 2018 reporting period, as permitted under the specific transition provisions in the standard. The changes arise from the new leasing standard are therefore recognized in the opening statement of financial position on January 1, 2019. The new accounting policies are disclosed in note 14. Measurement of lease liabilities DKK thousand Jan 1, 2019 On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17, Leases. These lia-bilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities was 2.1%. No leases were previously classified as finance leases under the principles of IAS 17. Practical expedients applied In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard: • applying a single discount rate to a portfolio of leases with reasonably similar characteristics • relying on previous assessments on whether leases are onerous as an alternative to perform-ing an impairment review – there were no onerous contracts as at January 1, 2019, and • using hindsight in determining the lease term where the contract contains options to extend or terminate the lease. Reconciliation Operating lease obligations disclosed at December 31, 2018 Discounted using the lessee’s incremental borrowing rate of at the date of initial application Initial recognition of lease liabilities during 2019 Adjustments as a result of recognition of non-lease components Adjustments as a result of a different treatment of extension and termination options Adjustments as a result of lease liabilities to be recognized in subsequent years 67,507 -11,723 -32,198 1,241 4,529 -19,308 Lease liabilities recognized at January 1, 2019 10,048 Of which are: – Current lease liabilities – Non-current lease liabilities 7,118 2,930 10,048

Zealand Pharma • Annual Report 2019 61

Notes.

Note 2 – Revenue

Accounting policies

Revenue comprises license payments, milestone payments and royalty income. License payments which provide the buyer with the right to use the license as it exists at the date of transfer are recognized upon transfer of the associated licensing rights at the point at which the buyer obtains the right to use the license. Milestone payments related to the collaborative research agreements with commercial partners are recognized when it is highly probable that Zealand Pharma will become entitled to the milestone which is generally when the milestone is achieved. Royalty income from licenses is based on third-party sales of licensed products and is recognized in accordance with contract terms in the period in which the sales occur.

Revenue from transactions involving the rendering of services which are consumed by the customer simultaneously with delivery is recognized along with delivery of the services.

Upon entering into agreements with multiple components, Management determines whether individual components are distinct, which is the case if the buyer can obtain benefits from the goods or service and the promise is distinct within the context of the contract. If no individual components are distinct, the contract is treated as having a single performance obligation.

Accounting for the Alexion Pharmaceuticals, Inc. Agreement

In March 2019, Zealand entered into a license, research and development agreement with Alexion Pharmaceuticals, Inc. (Alexion) to develop novel therapies to treat complement mediated diseases. This agreement provided Zealand an immediate cash injection as well as further external validation of Zealand's peptide platform.

The collaboration with Alexion is not limited to C3 but offers the potential to work on identification of peptide inhibitors to up to three additional components of the complement cascade. Zealand will have responsibility for the C3 project and other targets up to IND and Alexion will then progress the peptides into clinical development.

Under the Alexion license, research and development agreement, Zealand has received an upfront non-refundable payment of USD 25 million for the C3 program and a concurrent USD 15 million equity investment in Zealand at a premium to the market price. The agreement also provides the potential for development-related milestones of up to USD 115 million, as well as up to USD 495 million in sales-related milestones and high single- to low double-digit royalty payments. The 3 additional programs will provide further non-refundable upfront payments (USD 15 million each), development and sales milestone and royalties.

Accounting treatment

The non-refundable up-front fee was allocated to the combined license, research and development services, and is being recognized as revenue along with provision of the research and development services under the lead program. Expenses incurred to provide the services is being recognized when incurred. Further, the premium over the market share price on the Zealand shares subscribed by Alexion, DKK 12.7 million, is attributed to the Agreement as further consideration and consequently also recognized over the period over which the R&D services are provided. Revenue is recognized based on the percentage of completion of the R&D services, which is estimated based on the expenses incurred during that period. In total, Alexion has paid USD 40 million, corresponding to DKK 262.9 million that as of December 31, 2019 has affected equity by DKK 85.6 million, deferred revenue by DKK 139.9 million, and revenue by DKK 37.4 million in 2019. Hence the cash flow from operating activities is DKK 177.3 million and the cash flow from financing activities is DKK 85.6 million.

Milestone payments, if any, will be recognized as revenue when the relevant milestones are achieved as they relate to performance obligations already satisfied at this stage. Royalty payments, if any, will be recognized along with the underlying sales.

Significant judgment applied

Determination of whether the license transferred and the research and development services constitute separate performance obligations, or form part a single performance obligation comprising a combined output has a significant impact on the accounting treatment. Zealand has applied significant judgment to determine whether the promised services are distinct and concluded that Alexion cannot benefit from the license alone. It is Zealand assessment that the R&D services under this agreement requires specific Zealand know-how and expertise which cannot be easily identified or sourced externally. Therefore, Alexion would not in the absence of the contractual provisions have had the practical ability to engage a third-party R&D service provider to provide the agreed R&D services.

As the nature of the collaboration with Alexion may affect the accounting treatment of the agreement, Zealand has considered whether the agreement takes the form of a collaborative partnership with Alexion rather than a customer-vendor agreement. After consideration of all facts and circumstances, Zealand has assessed that the agreement takes the form of a customer-vendor relationship. Accordingly, the agreement is treated under the guidelines of IFRS 15 Revenue from Contracts with Customers.

As any additional programs are optional and paid for separately, they are not considered part of the initial agreement. It has been considered whether the options for additional components represent a material right and, thus, a separate performance obligation under the initial agreement to which a portion of the initial upfront payment should be allocated. Zealand has determined that the probability of exercising the option is low and in combination with the fact that the development is significantly less advanced than the lead target, we have determined that the options do not represent a material right.

62 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 62 Notes Note 2 – Revenue (continued) Accounting for the Sanofi License Agreement In 2003, Zealand entered into a license agreement with Sanofi (the Sanofi License Agreement), pursuant to which Zealand granted Sanofi exclusive rights to its patents, know-how and other intellectual property relating to lixisenatide, for all fields. Pursuant to the Sanofi License Agree-ment, which has been amended over the years, Sanofi assumed responsibility for the further development, manufacturing and marketing of lixisenatide, and we cannot research or develop lixisenatide while the Sanofi License Agreement remains in effect. and obesity. Under the terms of the 2011 BI License Agreement, BI paid a fixed amount per full-time employee and other costs related to all research, development and commercialization in respect of the compounds covered by the agreement. Zealand is eligible to receive license and milestone payments of up to EUR 386 million, of which EUR 365 million was outstanding at December 31, 2019, related to the achievement of pre-specified development, regulatory and commercial milestones for the lead product. We are also eligible to receive tiered royalties ranging from high single-digit to low double-digit per-centages on BI’s sales of all products stemming from this collaboration. In addition, we retain copromotion rights in Scandinavia. Under the Sanofi License Agreement, Zealand were eligible to receive remaining milestone payments relating to commercialized products of up to USD 100 million, contingent on the achievement of certain sales levels, as well as royalties on global sales of such products. Royal-ties correspond to tiered, low-double-digit percentages of Sanofi’s global net sales of lixisenati-de (branded as AdlyxinR in the U.S. and as LyxumiaR in the EU and in other countries) plus a 10% royalty on global net sales of a combination of lixisenatide and insulin glargine 100 units/ml (LantusR) marketed under the brand name SoliquaR 100/33 in the U.S. and as SuliquaR in the EU. In 2016, Sanofi challenged the validity of certain patents owned by a competitor, AstraZeneca (and its affiliates), in both administrative and court proceedings in the U.S. and in certain other countries, and AstraZeneca brought counterclaims in the U.S. proceedings asserting that prod-ucts containing lixisenatide infringe its patents. Sanofi and AstraZeneca subsequently agreed to settle all claims and counterclaims between them in various proceedings relating to lixisenatide. In 2014, Zealand entered into a second global license, research and development collaboration agreement with BI (the 2014 BI License Agreement). This agreement pertained to a collabo-ration on a specific therapeutic peptide project from our portfolio of preclinical programs for a period of up to four and a half years, with the aim of developing novel drugs to improve the treatment of patients with cardiometabolic diseases. In 2015, BI selected a novel peptide thera-peutic to be advanced into preclinical development under this agreement. Pursuant to this agreement, we have worked with BI to advance the therapeutic peptides stemming from this research collaboration into preclinical development. BI is responsible for conducting preclinical and clinical development as well as for the commercialization of products stemming from the agreement and funding all activities under the agreement. We are eligible to receive license and milestone payments of up to EUR 295 million for the first compound to be developed and marketed under the collaboration, of which EUR 283 million was outstanding at December 31, 2019. We are also eligible to receive tiered royalties ranging from high single-digit to low-double-digit percentages on global sales of products arising from this collaboration. We retain copromotion rights in Scandinavia and are not eligible for royalty payments in those countries if we exercise such rights. Our financial obligations related to this now-resolved intellectual property dispute could reduce our net revenue from the original commercial milestone payments from Sanofi relating to Soli-qua R 100/33/SuliquaR. The amount and timing of any such reductions of future revenue are not currently known, but they will not exceed USD 15 million in total. Refer to note 25. Zealand pay Alkermes plc 13% of all payments received on lixisenatide while lixisenatide is sub-ject to a commercialization agreement such as the Sanofi License Agreement. Zealand also pay one of the inventors of the Structure Induced Probe (SIP) technology employed in lixisensatide a 0.5% royalty on amounts received in connection with drug candidates that, like lixisenatide, are produced using the SIP technology. No product candidates out licensed to BI are currently marketed, and accordingly we have not received any royalty payments to date under our licensing agreements with BI. In September 2019, Boehringer Ingelheim and Zealand announced that Boehringer Ingelheim plans to initiate Phase 2 development of the GLP-1/glucagon dual agonist BI 456906. The Phase 2 trial for BI 456906 is expected to be initiated in first part of 2020 and will trigger a EUR 20 million milestone payment to Zealand at which time the revenue will be recognized. Milestone payments have been recognized as revenue when the relevant milestones are achieved. All future royalties and all but up to USD 15 million of future milestone payments relating to the Sanofi License Agreement were sold to Royalty Pharma in September 2018. Refer to note 7. Milestone payments are recognized as revenue when the relevant milestones are achieved. Accounting for the Boehringer Ingelheim License Agreements In 2011, Zealand entered into a license, research and development collaboration agreement with Boehringer Ingelheim International GmbH (BI) to advance novel GLP-1/glucagon du-al-acting peptide receptor agonists (GGDAs) for the treatment of patients with type 2 diabetes

Zealand Pharma • Annual Report 2019 63

Notes.

Note 2 – Revenue (continued)

Accounting for other license agreements
In 2019, Zealand recognized revenue related to a Material Transfer Agreement with an undisclosed counterpart. The revenue related to a license option has been recognized in the period in which the services were rendered.

In 2018, Zealand entered into a Material Transfer agreement with an undisclosed counterpart. A milestone payment was recognized as revenue, when the relevant milestone was achieved. Such Material Transfer agreement related to the delivery of an existing material to the undisclosed third party. No remaining performance obligations exist related to such agreement.

Milestone payments are recognized as revenue when the relevant milestones are achieved.

Recognized revenue can be specified as follows for all agreements:

DKK thousand	2019	2018	2017
Alexion Pharmaceuticals Inc.	38,021	-	-
Undisclosed counterpart	3,312	9,845	-
Protagonist Therapeutics, Inc.	-	3,274	1,662
Sanofi-Aventis Deutschland GmbH	-	-	69,603
Boehringer Ingelheim International GmbH	-	-	29,750
Total license and milestone revenue	**41,333**	**13,119**	**101,015**
Sanofi-Aventis Deutschland GmbH	-	24,858	35,307
Total royalty revenue	**0**	**24,858**	**35,307**
Total revenue	**41,333**	**37,977**	**136,322**
Royalty revenue can be specified as follows:			
Soliqua®	-	17,786	18,655
Lyxumia®	-	7,072	16,652
Total royalty revenue	**0**	**24,858**	**35,307**

On September 6, 2018, Zealand entered into an agreement under which all rights to sales based royalties and milestone payments under the Sanofi agreement were transferred to Royalty Pharma for a fixed consideration. The gain net of transaction costs and settlement of the liability to Alkermes plc and another investor is included in other operating income. Refer to note 7.

Zealand is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any of the product candidates or geographical markets and no segment information is currently disclosed in the internal reporting.

All Zealand revenue can be attributed to countries other than Denmark.

Revenue from Alexion
In 2019, we recognized DKK 37.4 million as income from the license, research and development agreement signed in March 2019 reflecting the progress on the lead project. Under the agreement DKK 139.9 million is accounted for as deferred revenue at December 31, 2019.

DKK 0.6 million of other revenue is recognized related to other projects with Alexion.

Revenue from Sanofi
In 2018, we recognized DKK 24.9 million as royalty income, reflecting sales of Lyxumia® of EUR 9.5 million and sales of Soliqua® 100/33 of EUR 23.8 million. No milestone revenue was received.

In 2017, we recognized DKK 69.6 million in revenue from milestone payments from Sanofi under the Sanofi License Agreement in connection with the approval of Suliqua® in the EU in January 2017. In addition, in 2017 we recognized DKK 35.3 million as royalty income, reflecting sales of Lyxumia® of EUR 22.4 million and sales of Soliqua® 100/33 of EUR 25.1 million.

Revenue from Boehringer Ingelheim
No revenue was recognized from BI in 2019 or 2018, as no milestone event was achieved.

In 2017, we recognized DKK 29.8 million in revenue from milestone payments from BI related to the initiation of the Phase 1 trial for the long-acting amylin analog.

Revenue from other agreements
In 2018 and 2019, we recognized DKK 9.8 million and DKK 3.3 million, respectively, in revenues from a milestone payment and license option payments, respectively, from undisclosed counterparts relating to two Material Transfer Agreements.

In 2017 and 2018, we recognized DKK 1.7 million and DKK 3.3 million, respectively, in revenue from milestone payments from Protagonist Therapeutics in connection with the start of Phase 1 and 2, respectively, with the novel hepcidin mimetic PTG-300.

64 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 64 Notes Note 3 – Royalty expenses Note 4 – Research, development and administrative expenses Accounting policies Royalty expenses comprise contractual amounts payable to third parties that are derived from the milestone payments and royalty income earned from the corresponding collaboration agreements. Accounting policies Research expenses comprise salaries, contributions to pension schemes and other expenses, including patent expenses, as well as depreciation and amortization directly attributable to the Group’s research activities. Research expenses are recognized in the income statement as incurred. We have agreed to pay some of our revenue in deferred payments or royalties to third parties. At the time of the dissolution of a former joint venture with Elan Corporation, plc (Elan) and certain of its subsidiaries that were party to the joint venture agreement with us, we agreed to pay royalties to Elan – now Alkermes plc, as successor in interest to a termination agreement between us and the Elan entities – including 13% of future payments we receive in respect of lixisenatide under the Sanofi License Agreement. Development expenses comprise salaries, contributions to pension schemes and other expens-es, including depreciation and amortization, directly attributable to the Group’s development activities. Development expenses are recognized in the income statement as incurred, except where the capitalization criteria is met. No indirect costs that are not directly attributable to research and development activities are included in the disclosure of research and development expenses recognized in the income statement. Overhead expenses have been allocated to research and development or adminis-trative expenses based on the number of employees in each department, determined accord-ing to the respective employees’ associated undertakings. In addition, we have agreed to pay a royalty of 0.5% of the total amounts we receive in connec-tion with our SIP-modified peptides, including lixisenatide, to one of the inventors of our SIP technology, who is one of our employees. The royalty to be paid to this inventor is calculated on the basis of all the amounts we receive, including license payments, milestone payments and sales. In 2019, the royalty expenses relate to mentioned inventor. Judgment applied related to research and development expenses A development project involves a single product candidate undergoing a large number of tests to demonstrate its safety profile and its effect on human beings, prior to obtaining the nec-essary final approval for the product from the appropriate authorities. The future economic benefits associated with the individual development projects are dependent on obtaining such approval. Considering the significant risk and duration of the development period for biological products, Management has concluded that whether the intangible asset will generate probable future economic benefits cannot be estimated with sufficient certainty until the project has been finalized and the necessary final regulatory approval of the product has been obtained. Accordingly, Zealand has not recognized such assets at this time, and all research and develop-ment expenses are therefore recognized in the income statement when incurred. In 2018 and 2017, the royalty expenses related to royalties from sales of Lyxumia® and Soliqua® 100/33 and milestone payments received from Sanofi. As further discussed in note 7, the arrangement was settled in 2018 as part of transferring the right to future royalty and milestone payments under the Sanofi agreement.

Zealand Pharma • Annual Report 2019 65

Notes.

Note 4 – Research, development and administrative expenses (continued)

Capitalization of development costs assumes that, in the Group's opinion, the development of the technology or the product has been completed, all necessary public registrations and marketing approvals have been received, and expenses can be reliably measured. Furthermore, it must be established that the technology or the product can be commercialized and that the future income from the product can cover not only the production, selling and administrative expenses but also development expenses. Zealand has not capitalized any development expenses in 2019, 2018 or 2017.

Administrative expenses

Administrative expenses include expenses for administrative personnel, expenses related to company premises, depreciation on right-of-use assets, investor relations, etc. Overhead expenses have been allocated to research and development or administrative expenses according to the number of employees in each department, based on the respective employees' associated undertakings.

Note 5 – Fees to auditors appointed at the Annual General Meeting

DKK thousand	2019	2018	2017
Audit	1,847	1,661	1,199
Audit-related services and other assurance engagements	1,731	718	2,418
Tax advice	0	106	114
Other	12	0	196
Total fees	**3,590**	**2,485**	**3,927**

The fee for audit-related services and other assurance engagements and other services provided to the Group by Deloitte Statsautoriseret Revisionspartnerselskab in 2019 consisted of assistance work in relation to existing internal control processes, other auditor's reports on various statements for public authorities, and other accounting advisory services.

Note 6 – Information on staff and remuneration

DKK thousand	2019	Restated 2018	Restated 2017
Total staff costs can be specified as follows:			
Wages and salaries	175,104	141,661	112,614
Share-based payment costs	14,764	17,474	19,311
Pension schemes (defined contribution plans)	13,430	11,065	9,135
Other payroll and staff-related costs	14,932	9,783	10,135
Total	**218,230**	**179,983**	**151,195**
The amount is charged as:			
Research and development expenses	178,089	153,601	118,573
Administrative expenses	40,141	26,382	32,622
Total	**218,230**	**179,983**	**151,195**
Average number of employees	**173**	**146**	**128**

66 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 66 Notes Note 6 – Information on staff and remuneration (continued) 2019 2018 2017 1 2 3 4 5 Kirsten Drejer was appointed vice chairman at the General Meeting on April 4 in 2019. Employee-elected board members; the table only includes remuneration for board work. This board member resigned from the Board in 2017. This board member resigned from the Board in 2018. These board members resigned from the Board in 2019. The disclosed remuneration for board members excludes minor mandatory social security costs paid by the company. It also excludes reimbursed expenses incurred in connection with board meetings, such as travel and accomodation. DKK thousand BaseCommitteeTotal board fee Fees fees BaseCommitteeTotal BaseCommitteeTotal board fee Fees feesboard fee Feesfees Remuneration to the Board of Directors Martin Nicklasson Kirsten Drejer¹ Alain Munoz Michael Owen Bernadette Mary Connaughton Jeffrey Berkowitz Leonard Kruimer Jens Peter Stenvang² Hanne Heidenheim Bak² Rosemary Crane⁵ Catherine Moukheibir⁵ Helle Haxgart², ⁴ Rasmus Just², ³ 750100850 4670467 40050450 40050450 2670267 26733300 267100367 4000400 4000400 13317150 13350183 000 000 650100750550100650 2000200000 3005035025033283 3005035025050300 000000 000000 000000 30003002500250 30003001980198 3335038335050400 300150450250150400 100010021021 0002290229 Total 3,884 400 4,284 2,783 400 3,183 2,348 383 2,731

Zealand Pharma • Annual Report 2019 67

Notes.

Note 6 – Information on staff and remuneration (continued)

DKK thousand	Base salary	Bonus	Pension contribution	Other short term benefits	Warrant compensation expenses	Total
2019						
Remuneration to the Executive Management						
Emmanuel Dulac[1]	3,100	9,072	620	855	832	14,479
Adam Sinding Steensberg[2]	2,807	1,032	505	269	2,304	6,917
Matthew Donald Dallas[3]	588	534	0	5	82	1,209
Britt Meelby Jensen[4]	1,745	419	175	60	0	2,399
Mats Blom[4]	655	248	66	61	1,677	2,707
Total	**8,895**	**11,305**	**1,366**	**1,250**	**4,895**	**27,711**
Other Corporate Management[5]	6,559	2,580	389	46	1,972	11,546
Total	**6,559**	**2,580**	**389**	**46**	**1,972**	**11,546**
Total	**15,454**	**13,885**	**1,755**	**1,296**	**6,867**	**39,257**
2018						
Remuneration to the Executive Management					**Restated**	**Restated**
Britt Meelby Jensen	4,189	2,513	419	320	0	7,441
Mats Blom	2,621	1,031	262	273	1,888	6,075
Total	**6,810**	**3,544**	**681**	**593**	**1,888**	**13,516**
Other Corporate Management[5]	6,689	2,653	604	1,035	4,471	15,452
Total	**6,689**	**2,653**	**604**	**1,035**	**4,471**	**15,452**
Total	**13,499**	**6,197**	**1,285**	**1,628**	**6,359**	**28,968**
2017						
Remuneration to the Executive Management					**Restated**	**Restated**
Britt Meelby Jensen	3,915	2,482	392	231	4,554	11,574
Mats Blom	2,496	999	250	271	1,747	5,763
Total	**6,411**	**3,481**	**642**	**502**	**6,301**	**17,337**
Other Corporate Management[5]	4,416	1,787	442	388	3,125	10,158
Total	**4,416**	**1,787**	**442**	**388**	**3,125**	**10,158**
Total	**10,827**	**5,268**	**1,084**	**890**	**9,426**	**27,495**

[1] Emmanuel Dulac was appointed as CEO at April 25, 2019. [2] Former Interim CEO Adam Sinding Steensberg was appointed EVP, R&D and CMO at April 25, 2019. [3] Matthew Donald Dallas was appointed CFO at October 10, 2019.
[4] Former CEO Britt Meelby Jensen and former CFO Mats Blom resigned from Zealand at February 28, 2019 and March 28, 2019, respectively. [5] Other Corporate Management in 2019 comprised three members (2018: Four and 2017: Two).

Zealand Pharma • Annual Report 2019 68

Notes.

Note 6 – Information on staff and remuneration (continued)

Accounting policies

The value of services received as consideration for granted warrants is measured at the fair value of the warrant. The fair value is determined at the grant date and is recognized in the income statement as employee benefit expense over the period in which the warrants vest. The offsetting entry to this is recognized under equity. An estimate is made of the number of warrants expected to vest. Subsequently, an adjustment is made for changes in the estimate of the number of warrants, which will vest, so the total expense is equal to fair value of the actual number of warrants which vest. The fair value of warrants granted is estimated using the Black–Scholes pricing model.

The 2010 employee incentive program

	Program of 2010 10/Feb/12	Program of 2010 19/Nov/12	Program of 2010 08/Feb/13	Program of 2010 01/Apr/14	Program of 2010 25/Mar/15	Program of 2010 05/May/15	Total
Number of warrants							
Outstanding at January 1, 2019	0	0	0	72,000	100,000	46,359	**218,359**
Forfeited during the year	0	0	0	0	0	0	**0**
Exercised during the year	0	0	0	-72,000	-68,000	-36,000	**-176,000**
Expired during the year	0	0	0	0	0	0	**0**
Outstanding at December 31, 2019	**0**	**0**	**0**	**0**	**32,000**	**10,359**	**42,359**
Specified as follows:							
Executive Management	0	0	0	0	0	0	**0**
Other employees	0	0	0	0	32,000	10,359	**42,359**
Total	**0**	**0**	**0**	**0**	**32,000**	**10,359**	**42,359**
Number of warrants							
Outstanding at January 1, 2018	0	0	183,425	100,000	100,000	46,359	**429,784**
Forfeited during the year	0	0	0	0	0	0	**0**
Exercised during the year	0	0	0	-28,000	0	0	**-28,000**
Expired during the year	0	0	-183,425	0	0	0	**-183,425**
Outstanding at December 31, 2018	**0**	**0**	**0**	**72,000**	**100,000**	**46,359**	**218,359**
Specified as follows:							
Executive Management	0	0	0	0	0	0	**0**
Other employees	0	0	0	72,000	100,000	46,359	**218,359**
Total	**0**	**0**	**0**	**72,000**	**100,000**	**46,359**	**218,359**

Zealand Pharma • Annual Report 2019 69

Notes.

Note 6 – Information on staff and remuneration (continued)

The 2010 employee incentive program (continued)

	Program of 2010 10/Feb/12	Program of 2010 19/Nov/12	Program of 2010 08/Feb/13	Program of 2010 01/Apr/14	Program of 2010 25/Mar/15	Program of 2010 05/May/15	Total
Number of warrants							
Outstanding at January 1, 2017	6,250	214,883	261,137	100,000	100,000	46,359	**728,629**
Forfeited during the year	0	0	0	0	0	0	**0**
Exercised during the year	0	0	-77,712	0	0	0	**-77,712**
Expired during the year	-6,250	-214,883	0	0	0	0	**-221,133**
Outstanding at December 31, 2017	**0**	**0**	**183,425**	**100,000**	**100,000**	**46,359**	**429,784**
Specified as follows:							
Executive Management	0	0	0	0	0	0	**0**
Other employees	0	0	183,425	100,000	100,000	46,359	**429,784**
Total	**0**	**0**	**183,425**	**100,000**	**100,000**	**46,359**	**429,784**
Exercise period							
From	10/Feb/15	19/Nov/15	10/Feb/16	01/Apr/17	25/Mar/18	05/May/18	
Until	10/Feb/17	19/Nov/17	10/Feb/18	01/Apr/19	25/Mar/20	05/May/20	
Black–Scholes parameters							
Term (months)	60	60	60	60	60	60	
Share price	70.0	86.0	79.05	69.0	115.5	92.0	
Exercise price (DKK)	77.0	113.3	87.45	75.9	127.05	101.2	
Volatility*	44.0%	56.0%	39.3%	37.5%	41.9%	43.7%	
Risk-free interest rate	0.37%	0.86%	0.66%	0.71%	-0.21%	-0.10%	
Cost price	24.74	23.76	25.38	21.05	37.78	31.63	
Dividend	not expected	not expected	not expected	not expected	not expected	not expected	

* The volatility rate used is based on the actual volatility of the Zealand share price.

Zealand Pharma • Annual Report 2019 70

Notes.

Note 6 – Information on staff and remuneration (continued)

The 2015 employee incentive program

	Program of 2015 05/May/15	Program of 2015 05/May/15	Program of 2015 05/Apr/16	Program of 2015 05/Apr/16	Program of 2015 15/Jul/16	Program of 2015 06/Apr/17	Program of 2015 06/Apr/17	Program of 2015 25/Aug/17	Program of 2015 25/Aug/17	Program of 2015 22/May/18	Program of 2015 15/Oct/18	Program of 2015 10/Apr/19	Program of 2015 13/Jun/19	Program of 2015 13/Jun/19	Program of 2015 13/Jun/19	Program of 2015 13/Jun/19	Program of 2015 5/Dec/19	Program of 2015 5/Dec/19	Program of 2015 5/Dec/19	Total
Number of warrants																				
Outstanding at January 1, 2019	0	342,250	321,750	0	40,000	381,000	0	0	0	510,000	40,000	0	0	0	0	0	0	0	0	**1,635,000**
Granted during the year	0	0	0	0	0	0	0	0	0	0	0	397,750	168,388	8,659	8,659	8,658	16,304	16,304	16,307	**641,029**
Forfeited during the year	0	-9,050	-40,250	0	-40,000	-88,750	0	0	0	-92,000	0	-17,500	-26,716	0	0	0	0	0	0	**-314,266**
Exercised during the year	0	-242,550	-71,425	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**-313,975**
Expired during the year	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Outstanding at December 31, 2019	**0**	**90,650**	**210,075**	**0**	**0**	**292,250**	**0**	**0**	**0**	**418,000**	**40,000**	**380,250**	**141,672**	**8,659**	**8,659**	**8,658**	**16,304**	**16,304**	**16,307**	**1,647,788**
Specified as follows:																				
Executive Management	0	45,000	60,000	0	0	57,000	0	0	0	65,000	0	0	117,894	0	0	0	9,093	9,092	9,092	**372,171**
Other employees	0	45,650	150,075	0	0	235,250	0	0	0	353,000	40,000	380,250	23,778	8,659	8,659	8,658	7,211	7,212	7,215	**1,275,617**
Total	**0**	**90,650**	**210,075**	**0**	**0**	**292,250**	**0**	**0**	**0**	**418,000**	**40,000**	**380,250**	**141,672**	**8,659**	**8,659**	**8,658**	**16,304**	**16,304**	**16,307**	**1,647,788**
Number of warrants																				
Outstanding at January 1, 2018	100,000	349,750	328,750	85,434	40,000	405,500	93,392	14,566	6,608	0	0	0	0	0	0	0	0	0	0	**1,424,000**
Granted during the year	0	0	0	0	0	0	0	0	0	615,500	40,000	0	0	0	0	0	0	0	0	**655,500**
Forfeited during the year	-100,000	0	-7,000	-85,434	0	-24,500	-93,392	-14,566	-6,608	-105,500	0	0	0	0	0	0	0	0	0	**-437,000**
Exercised during the year	0	-7,500	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**-7,500**
Expired during the year	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Outstanding at December 31, 2018	**0**	**342,250**	**321,750**	**0**	**40,000**	**381,000**	**0**	**0**	**0**	**510,000**	**40,000**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,635,000**
Specified as follows:																				
Executive Management	0	75,000	25,000	0	0	57,000	0	0	0	60,000	0	0	0	0	0	0	0	0	0	**217,000**
Other employees	0	267,250	296,750	0	40,000	324,000	0	0	0	450,000	40,000	0	0	0	0	0	0	0	0	**1,418,000**
Total	**0**	**342,250**	**321,750**	**0**	**40,000**	**381,000**	**0**	**0**	**0**	**510,000**	**40,000**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,635,000**

Zealand Pharma • Annual Report 2019 71

Notes.

Note 6 – Information on staff and remuneration (continued)

The 2015 employee incentive program

	Program of 2015 05/May/15	Program of 2015 05/May/15	Program of 2015 05/Apr/16	Program of 2015 05/Apr/16	Program of 2015 15/Jul/16	Program of 2015 06/Apr/17	Program of 2015 06/Apr/17	Program of 2015 25/Aug/17	Program of 2015 25/Aug/17	Program of 2015 22/May/18	Program of 2015 15/Oct/18	Program of 2015 10/Apr/19	Program of 2015 13/Jun/19	Program of 2015 13/Jun/19	Program of 2015 13/Jun/19	Program of 2015 13/Jun/19	Program of 2015 5/Dec/19	Program of 2015 5/Dec/19	Program of 2015 5/Dec/19	Total
Number of warrants																				
Outstanding at January 1, 2017	100,000	357,250	345,000	100,000	40,000	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**942,250**
Granted during the year	0	0	0	0	0	424,000	93,392	14,566	6,608	0	0	0	0	0	0	0	0	0	0	**538,566**
Forfeited during the year	0	-7,500	-16,250	-14,566	0	-18,500	0	0	0	0	0	0	0	0	0	0	0	0	0	**-56,816**
Exercised during the year	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Expired during the year	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Outstanding at December 31, 2017	**100,000**	**349,750**	**328,750**	**85,434**	**40,000**	**405,500**	**93,392**	**14,566**	**6,608**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,424,000**
Specified as follows:																				
Executive Management	100,000	75,000	25,000	85,434	0	57,000	93,392	14,566	6,608	0	0	0	0	0	0	0	0	0	0	**457,000**
Other employees	0	274,750	303,750	0	40,000	348,500	0	0	0	0	0	0	0	0	0	0	0	0	0	**967,000**
Total	**100,000**	**349,750**	**328,750**	**85,434**	**40,000**	**405,500**	**93,392**	**14,566**	**6,608**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,424,000**
Exercise period																				
From	05/May/16	05/May/18	05/Apr/19	05/Apr/17	15/Jul/19	06/Apr/20	06/Apr/18	25/Aug/17	06/Apr/18	22/May/21	15/Oct/21	10/Apr/22	13/Jun/22	13/Jun/20	13/Jun/21	13/Jun/22	05/Dec/20	05/Dec/21	05/Dec/22	
Until	05/May/20	05/May/20	05/Apr/21	05/Apr/21	15/Jul/21	06/Apr/22	06/Apr/22	25/Aug/22	06/Apr/22	22/May/23	15/Oct/23	10/Apr/24	13/Jun/24	13/Jun/24	13/Jun/24	13/Jun/24	05/Dec/24	05/Dec/24	05/Dec/24	
Black–Scholes parameters																				
Term (months)	60	60	60	60	60	60	60	60	60	60	60	48	48	48	48	48	48	48	48	
Share price (DKK)	92.0	92.0	129.5	129.5	126.0	123.0	123.0	118.5	118.5	100.8	90.0	127.0	138.6	138.6	138.6	138.6	220.0	220.0	220.0	
Exercise price (DKK)	101.2	101.2	142.45	142.45	138.6	135.3	135.3	142.45	135.3	100.8	90.0	127.0	138.6	138.6	138.6	138.6	220.0	220.0	220.0	
Volatility*	43.7%	43.7%	43.5%	43.5%	45.0%	43.6%	43.6%	43.0%	43.0%	42.6%	42.5%	43.5%	43.0%	43.0%	43.0%	43.0%	41.9%	41.9%	41.9%	
Risk-free interest rate	-0.10%	-0.10%	-0.04%	-0.04%	-0.33%	-0.24%	-0.24%	-0.16%	-0.16%	0.05%	-0.03%	-0.45%	-0.59%	-0.59%	-0.59%	-0.59%	-0.63%	-0.63%	-0.63%	
Cost price (DKK)	31.63	31.63	44.42	44.42	44.23	41.92	41.92	36.74	38.58	36.98	32.83	41.94	45.04	45.04	45.04	45.04	69.52	69.52	69.52	
Dividend	not expected	not expected	not expected	not expected	not expected	not expected	not expected	not expected	not expected	not expected	not expected	not expected	not expected	not expected	not expected	not expected	not expected	not expected	not expected	

* The average traded share price on the exercise date(s) of the 2010 warrant program was 124.6 and the average traded share price on the exercise date(s) of the 2015 warrant program was 151.7.

72 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 72 Notes Note 6 – Information on staff and remuneration (continued) Employee warrant programs In order to motivate and retain key employees and encourage the achievement of common goals for employees, Management and shareholders, the Group has established an incentive plan based on warrant programs. Incentive programs have been offered in 2005, 2007 and in the 2009-2019 period. 2010 employee incentive program This program was established in 2010 for Zealand’s Board of Directors, Executive Management, employees and consultants. The Board of Directors was authorized to issue up to 2,750,000 warrants in the period until No-vember 2, 2015. The program has expired and a total of 2,355,495 warrants have been granted. As of December 31, 2019, 1,755,809 warrants have been exercised, 422,327 warrants have ex-pired without being exercised, and 135,000 warrants have forfeited. The total proceeds amount to DKK 145.1 million (2018: DKK 127.4 million and 2017: DKK 125.3 million). As of December 31, 2019, 42,359 warrants can still be exercised. The warrants are granted in accordance with the authorizations given to the Board of Directors by the shareholders. The Board of Directors has fixed the terms of and size of the grants, taking into account authorizations from the shareholders, the Group’s guidelines for incentive pay, an assessment of expectations of the recipient’s work efforts and contribution to the Group’s growth, as well as the need to motivate and retain the recipient. Grant takes place on the date of establishment of the program. Exercise of warrants is by default subject to continuing employment with the Group. The warrants granted are subject to the provisions of the Danish Public Companies Act regarding termination of employees prior to their exercise of warrants in the case of recipients covered by the Act. 2015 employee incentive program This program was established in 2015 for Zealand’s Executive Management and employees. The Board of Directors was authorized to issue up to 2,750,000 warrants in the period until April, 2020. As of December 31, 2019, 2,788,595 warrants have been granted, 321,475 warrants have been exercised, and 819,332 warrants have forfeited. This means that the remaining num-ber of warrants that can be granted is 780,737. The total proceeds amount to DKK 35.5 million (2018: DKK 0.8 million and 2017: DKK 0.0 million). As of December 31, 2019, 1,647,788 warrants can still be exercised. The exercise price is determined by the closing price of Zealand’s shares on Nasdaq Copenha-gen on the day prior to the grant date. For warrants granted before April 19, 2018, the exercise price is determined by the closing price of Zealand’s shares on Nasdaq Copenhagen on the day prior to the grant date plus 10%. Warrants expire automatically after five years. Warrants vest either after 3 years of service, with 1/36 each month from the grant date, or with 1/3 after one year, 1/3 after two years and 1/3 after three years. The service cost is recognized over the respective vesting periods. 2019 long-term incentive program (LTIP) for Corporate Management This program was established in 2019 for Zealand’s Corporate Management. Under the LTIP, the Executive Management and Other Corporate Management are eligible to receive a number of performance share units (“PSUs”) at no cost, as determined by the Board of Directors. Thereafter, PSUs are expected to be granted annually (together with any share-based long-term incentive program, up to a maximum of 10% of Zealand’s share capital). Warrants may be exercised four times a year during a four-week period starting from the date of the publication of Zealand’s Annual Report or interim reports. For warrants granted in 2015 and earlier, the volatility rate used is based on the actual volatility of the Zealand share price. For warrants granted after January 1, 2016, the volatility rate used is based on the 5-year historical volatility of the Zealand share price. For warrants granted after January 1, 2019, the volatility rate used is based on the 4-year historical volatility of the Zealand share price calculated as the vesting period of 3 years plus 50% of the exercise period (two years). The change in the accounting estimate is based on more information on the average length of time for which similar warrants in the past have remained outstanding. The change does only impact warrant expenses recognized in staff expenses in the current or future finan-cial period related to warrants granted since January 1, 2019. The targets for the first PSUs granted on June 13, 2019 under the LTIP are related to Zealand's filing of a submission for a New Drug Approval ("NDA") to the Food and Drug Administration ("FDA") in the United States and Zealand's receipt of an approval letter from the FDA for this NDA application. The PSUs will vest over a three-year period. The PSUs that have not vested will lapse without any compensation. Each vested PSU entitles the holder to receive one share in Zealand at no cost provided that the targets are met.

Zealand Pharma • Annual Report 2019 73

Notes.

Note 6 – Information on staff and remuneration (continued)

The number of performance share units granted is 22,915 determined based on the average share price of the shares of the Company for the three-day trading period following the latest open trading window preceding the allotment.

The program is initially valued at DKK 3.2 million.

DKK thousand	2019	2018
Number of shares		
At January 1	0	0
Granted during the year	22,915	0
Vested during the year	0	0
Forfeited during the year	-3,150	0
At December 31	**19,765**	**0**

Effect on income statement

In 2019, the fair value of warrants and PSUs recognized in the income statement amounts to DKK 14.8 million in total of which DKK 0.5 million relate to PSUs (2018: DKK 17.5 million and 2017: DKK 19.3 million), of which DKK 3.2 million relate to the Executive Management (2018: DKK 1.9 million and 2017: DKK 6.3 million).

DKK thousand	2019	Restated 2018	Restated 2017
The amount is charged as:			
Research and development expenses	12,191	13,919	11,291
Administrative expenses	2,573	3,555	8,020
Total	**14,764**	**17,474**	**19,311**

Note 7 – Other operating income

Accounting policies

Other operating income comprises gains from sale of intangible assets, research funding from business partners and government grants. A gain from disposal of intangible assets is recognized when control over the asset is transferred to the buyer. The gain is determined as the disposal proceeds less the carrying amount, if any, and disposal costs.

Research funding is recognized in the period when the research activities have been performed and government grants are recognized periodically when the work supported by the grant has been reported.

Government grants are recognized when a final and firm right to the grant has been obtained. Government grants are included in Other operating income, as the grants are considered to be cost refunds.

DKK thousand	2019	2018	2017
Government grants	444	630	567
Gross proceeds from sale of future royalties and milestones	0	1,310,237	0
Royalty expenses regarding the above sale of future royalties and milestones	0	-176,882	0
Fee, advisors regarding the above sale of future royalties and milestones	0	-34,459	0
Research funding	0	0	40
Total other operating income	**444**	**1,099,526**	**607**

Zealand entered in September 2018 into an agreement to sell future royalties and USD 85.0 million of potential commercial milestones for Soliqua® 100/33/ Suliqua® and Lyxumia®/ Adlyxin® to Royalty Pharma. Under the agreement, all rights and obligations under the Sanofi Licensing agreement apart from potential payments from Sanofi of up to USD 15.0 million, expected in 2020 and 2022 (refer to note 25) have been transferred to the buyer. Zealand had in 2018

Zealand Pharma • Annual Report 2019 74

Notes.

Note 7 – Other operating income (continued)

received USD 205.0 million (DKK 1,310.2 million) upon closing of the transaction on September 17, 2018. In 2018, royalty expenses to third parties amounted to 13.5% or DKK 176.9 million and fees to advisors amounted to DKK 34.5 million. The Sanofi license agreement was classified as an intangible asset upon adoption of IFRS 15, and the agreement with Royalty Pharma was treated as a sale of this license. The payment to the third parties was considered additional cost price for a license forming part of the rights under the Sanofi agreement and therefore forming part of the gain.

As part of the license agreements with Boehringer Ingelheim ('BI'), BI is responsible for conducting preclinical and clinical development, as well as for commercializing the products stemming from the agreement and funding all activities under the agreement. In addition, Zealand received government grants in 2019, 2018 and 2017.

Note 8 – Financial income

Accounting policies

Financial income includes interest from trade receivables, as well as realized and unrealized exchange rate adjustments, fair value adjustments of marketable securities and dividends from marketable securities.

Interest income is recognized in the income statement in accordance with the effective interest rate method.

DKK thousand	2019	2018	2017
Interest income from financial assets measured at amortized costs	5,413	4,263	2,048
Fair value adjustments of Other investments and Marketable securities	2,846	0	74
Exchange rate adjustments	5,518	4,705	0
Dividend, Marketable securities	878	1,020	0
Total financial income	**14,655**	**9,988**	**2,122**

Note 9 – Financial expenses

Accounting policies

Financial expenses include interest expenses, as well as realized and unrealized exchange rate adjustments and fair value adjustments of securities. In addition, expenses related to the royalty bond until settlement in September 2018 were amortized over the expected duration of the bond and recognized as financial expenses until it was settled in September 2018. The royalty bond is described further in note 22.

Interest expense is recognized in the income statement in accordance with the effective interest rate method.

DKK thousand	2019	2018	2017
Interest expenses from financial liabilities measured at amortized costs	3,205	15,080	18,913
Amortization of financing costs	0	18,347	5,748
Fair value adjustments of Marketable securities	0	1,389	0
Loss on sale of Marketable securities	0	881	0
Other financial expenses	185	1,625	949
Exchange rate adjustments	0	0	7,899
Total financial expenses	**3,390**	**37,322**	**33,509**

Zealand Pharma ∞ Annual Report 2019 75 Notes Note 10 – Income tax benefit Accounting policies Income tax on results for the year, which comprises current tax and changes in deferred tax, is recognized in the income statement, whereas the portion attributable to entries in equity is recognized directly in equity. This judgment is made on an ongoing basis and is based on recent historical losses carrying more weight than factors such as budgets and business plans for the coming years, including planned commercial initiatives. The creation and development of therapeutic products within the biotechnology and pharmaceutical industry is subject to considerable risks and uncertain-ties. Zealand has so far reported significant losses and, consequently, has unused tax losses. Management has concluded that deferred tax assets should not be recognized at December 31, 2019. Current tax liabilities and current tax receivables are recognized in the statement of financial position as tax calculated on the taxable income for the year adjusted for tax on previous years’ taxable income and taxes paid on account/prepaid. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. Deferred tax is measured according to the statement of financial position liability method in respect of temporary differences between the carrying amount and the tax base of assets and liabilities. Deferred tax liabilities are generally recognized for all taxable temporary differences, and de-ferred tax assets are recognized to the extent that it is probable that taxable profits will be avail-able against which deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax laws and rates that have been enacted or substantively enacted at the statement of financial position date. Income tax receivables are recognized in accordance with the Danish tax credit scheme (Skat-tekreditordningen). Companies covered by the tax credit scheme may obtain payment of the tax base of losses originating from research and development expenses of up to DKK 25 million (tax value of DKK 5.5 million). Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary differ-ence and it is probable that the temporary difference will not be reversed in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interest are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to be reversed in the foreseeable future. Under Danish tax legislation, Zealand is eligible to receive DKK 5.5 million (DKK 0.0 million in 2018 and DKK 5.5 million 2017) in cash relating to the surrendered tax loss of DKK 108 million (none in 2018 and DKK 156.5 million for 2017) based on qualifying research and development expenses. These tax receipts comprise the entire current tax benefit in 2019 and 2017, respec-tively. The income from sale of future royalties and milestones in 2018 resulted in a positive net result, meaning that Zealand was not eligible for similar tax income based on qualifying research and development expenses, but was able to utilize a portion of the unrecognized deferred tax asset. The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Zealand Pharma • Annual Report 2019 76

Notes.

Note 10 – Income tax benefit (continued)

DKK thousand	2019	Restated 2018	Restated 2017
Net result for the year before tax	-576,677	625,051	-279,913
Corporate tax rate in Denmark	22.0%	22.0%	22.0%
Expected tax benefit/(expenses)	126,869	-137,511	61,581
Adjustment for non-deductible expenses	-947	-65	-62
Adjustment for non-taxable income	964	0	0
Adjustment for exercised warrants	-1,653	-2,228	-1,732
Adjustment for R&D super deduction	1,676	1,427	0
Tax effect on exercise of warrants	6,092	8	688
Tax effect on expired warrants	175	151	-4,407
Warrant - share price development	4,050	0	0
Change in tax assets (not recognized)	-132,090	94,445	-50,568
Total income tax expense/benefit	**5,136**	**-43,773**	**5,500**

DKK thousand	2019	Restated 2018	Restated 2017
Breakdown of unrecognized deferred tax assets:			
Tax losses carried forward (available indefinitely)	681,531	580,937	872,670
Research and development expenses	460,007	136,755	210,148
Rights	35,849	35,849	43,019
Non-current assets	51,677	50,308	67,590
Liabilities	139,890	0	0
Other	70,306	79,986	104,377
Total temporary differences	**1,439,260**	**883,835**	**1,297,804**
Corporate tax rate in Denmark	22.0%	22.0%	22.0%
Calculated potential deferred tax asset at local tax rate	316,637	194,444	285,517
Write-down of deferred tax asset	-316,637	-194,444	-285,517
Recognized deferred tax asset	**0**	**0**	**0**

Note 11 – Basic and diluted earnings per share

Accounting policies

Basic result per share

Basic result per share is calculated as the net result for the period that is allocated to the parent company's ordinary shares, divided by the weighted average number of ordinary shares outstanding.

Diluted result per share

Diluted result per share is calculated as the net result for the period that is allocated to the parent company's ordinary shares, divided by the weighted average number of ordinary shares outstanding and adjusted by the dilutive effect of potential ordinary shares.

The result and weighted average number of ordinary shares used in the calculation of basic and diluted result per share are as follows:

DKK thousand	2019	Restated 2018	Restated 2017
Net result for the year	-571,541	581,278	-274,413
Net result used in the calculation of basic and diluted earnings/losses per share	-571,541	581,278	-274,413
Weighted average number of ordinary shares	33,866,709	30,754,948	27,918,271
Weighted average number of treasury shares	-64,223	-64,223	-64,223
Weighted average number of ordinary shares used in the calculation of basic earnings per share	**33,802,486**	**30,690,725**	**27,854,048**
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	**33,802,486**	**30,696,404**	**27,854,048**
Basic earnings/loss per share (DKK)	-16.91	18.94	-9.85
Diluted earnings/loss per share (DKK)	-16.91	18.94	-9.85

Zealand Pharma • Annual Report 2019 77

Notes.

Note 11 – Basic and diluted earnings per share (continued)

The following potential ordinary shares are anti-dilutive at December 31, 2019 (dilutive at December 31, 2018 and anti-dilutive December 31, 2017) and are therefore not included in the weighted average number of ordinary shares for the purpose of diluted earnings per share:

Potential ordinary shares are excluded at December 31, 2019 due to anti-dilutive effect (included at December 31, 2018, but excluded at December 31, 2017) related to:

DKK thousand	2019	2018	2017
Outstanding warrants under the 2010 employee incentive program	42,359	218,359	429,784
Outstanding warrants under the 2015 employee incentive program	1,647,788	1,635,000	1,424,000
Outstanding Performance Share Units (PSUs) under the LTIP 2019 program	19,765	0	0
Total outstanding warrants	**1,709,912**	**1,853,359**	**1,853,784**
- out of which these warrants and PSUs are dilutive	0	72,000	0
- out of which these warrants and PSUs are anti-dilutive	1,709,912	1,781,359	1,853,784

Note 12 – Licenses, rights and patents

Accounting policies

Separately acquired licenses, rights and patents are initially measured at cost. Licenses, rights and patents acquired in connection with the purchase of a legal entity where substantially all of the fair value of the gross assets acquired is concentrated in a single asset are considered an asset acquisition and initially recognized at cost at the acquisition date. The cost will include the fair value on the date of acquisition of any contingent considerations. Any subsequent changes to the fair value will be recorded against the asset's cost.

The acquired intangibles have a finite useful life and are subsequently carried at cost less accumulated amortizations using the straight-line method over the estimated useful life and impairment losses. Amortizations will recognized in the income statement as R&D expenses when the intangibles are available for use *based* on the determined useful life.

If circumstances or changes in Zealand's operations indicate that the carrying amount of the intangibles may not be recoverable, Management will review the intangibles for impairment.

At December 31, 2019 licenses, rights and patents comprises a right that will be included in a future development project originating from the acquisition of Encycle Therapeutics in October 2019.

The right has been measured based on the overall cost of the transaction less the fair value of the cash balance and trade payables also acquired. The fair value of the contingent considerations related to Encycle Therapeutics was assessed to be zero as per the acquisition date based on the significant uncertainty of the outcome of the development to be performed by Zealand.

DKK thousand	Licenses, rights and patents
Cost at January 1, 2019	-
Additions	2,480
Cost at December 31, 2019	**2,480**
Amortization at January 1, 2019	-
Amortization at December 31, 2019	**-**
Carrying amount at December 31, 2019	**2,480**

Zealand Pharma • Annual Report 2019 78

Notes.

Note 13 – Property, plant and equipment

Accounting policies

Plant and machinery, other fixtures and fittings, tools and equipment and leasehold improvements are measured at cost less accumulated depreciation.

Cost comprises acquisition price and costs directly related to acquisition until the time when the Group starts using the asset.

Tangible assets under construction are recorded as work in progress until construction has been completed and use of asset commenced.

The basis for depreciation is cost less estimated residual value at the end of the useful life. Assets are depreciated using the straight-line method over the expected useful lives of the assets. The depreciation periods are as follows:

- *Buildings 5-13 years*
- *Plant and machinery 5-10 years*
- *Other fixtures and fittings, tools and equipment 3-5 years*

Gains and losses arising from disposal of plant and equipment are stated as the difference between the selling price less the costs of disposal and the carrying amount of the asset at the time of the disposal. Gains and losses are recognized in the income statement under Research and development expenses and Administrative expenses.

At the end of each reporting period, the Group reviews the carrying amount of property, plant and equipment as well as non-current asset investments to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). If it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. If a reasonable and consistent basis of allocation can be identified, assets are also allocated to cash-generating units, or allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

The recoverable amount is the higher of fair value less costs of disposal and value in use. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

No impairments have been recognized for 2019, 2018 and 2017.

DKK thousand	Plant and machinery	Other fixtures and fittings	Building improvements	Assets under construction
Cost at January 1, 2019	55,545	5,130	10,800	0
Transfer	0	27	-27	0
Additions	3,419	7,630	3,918	14,001
Retirements	-1,811	-286	-918	0
Cost at December 31, 2019	**57,153**	**12,501**	**13,773**	**14,001**
Accumulated depreciation at January 1, 2019	41,895	3,336	10,614	0
Transfer	0	27	-27	0
Depreciation for the year	3,483	1,085	157	0
Retirements	-1,682	-284	-884	0
Accumulated depreciation at December 31, 2019	**43,696**	**4,164**	**9,860**	**0**
Carrying amount at December 31, 2019	**13,457**	**8,337**	**3,913**	**14,001**
Depreciation for the financial year has been charged as:				
Research and development expenses	3,483	926	134	0
Administrative expenses	0	159	23	0
Total	**3,483**	**1,085**	**157**	**0**
Cost at January 1, 2018	53,629	4,382	10,800	0
Adjustment to prior year	2,748	1,290	-	0
Retirements	-832	-542	-	0
Cost at December 31, 2018	**55,545**	**5,130**	**10,800**	**0**
Accumulated depreciation at January 1, 2018	38,774	3,429	10,496	0
Depreciation for the year	3,941	449	118	0
Retirements	-820	-542	-	0
Accumulated depreciation at December 31, 2018	**41,895**	**3,336**	**10,614**	**0**
Carrying amount at December 31, 2018	**13,650**	**1,794**	**186**	**0**
Depreciation for the financial year has been charged as:				
Research and development expenses	3,941	382	100	0
Administrative expenses	-	67	18	0
Total	**3,941**	**449**	**118**	**0**

Zealand Pharma ∞ Annual Report 2019 79 Notes Note 14 – Right-of-use assets Accounting policies The Group leases an office building, equipment and vehicles. The rental contract for the office building has been made for a minimum period of 13 years (terminable by the landlord after 15 years). Management has assessed the lease period to be 13 years. Equipment and vehicles are leased over a period of 3-4 years with no extension option. Lease payments are allocated between principal and finance cost. The finance cost is charged to the income statement over the lease period to ensure a constant periodic rate of interest on the remaining balance of the liability for each period. Right-of-use assets are measured at cost comprising the following: • • the amount of the initial measurement of lease liability any lease payments made at or before the commencement date less any lease incentives received any initial direct costs and restoration costs. Contracts may contain both lease and non-lease components. The group allocates the con-sideration in the contract to the lease and non-lease components according to the specific pricing of the services in the agreements. • Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. Amounts recognized in the statement of financial position The statement of financial position shows the following amounts relating to leases: Dec 31, Until the 2018 financial year, all leases were classified as operating leases, but are from January 1, 2019 recognized as a right-and-use asset and corresponding liability at the date at which the asset is available for use by Zealand. IFRS 16 determines whether a contract contains a lease on the basis of whether the customer has the right to control the use of an identified asset for a pe-riod of time in exchange for consideration. Zealand applies the definition of a lease and related guidance set out in IFRS 16 to all contracts entered into or changed on or after January 1, 2019. Jan 1, 2019 DKK thousand 2019 Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: • fixed payments less any lease incentives receivable • variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. Short-term and low value leases are also recognized as right-of-use assets. DKK thousand 2019 The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the Group’s incremental borrowing rate is used, being the rate that the group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. The Group is exposed to potential future increases in variable lease payments based on an in-dex or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset. The total cash outflow for leases in 2019 was DKK 9.3 million. Depreciation charge of right-of-use-assets Land and buildings Other fixtures and fittings 7,724 1,094 8,818 Interest expense (included in finance expenses) 621 Right-of-use assets Buildings Other fixtures and fittings 84,1487,750 1,4842,298 85,632 10,048 Lease liabilities Current Non-current 7,6927,118 78,0682,930 85,760 10,048

Zealand Pharma • Annual Report 2019 80

Notes.

Note 15 – Other investments

Accounting policies

Other investments are measured on initial recognition at cost, and subsequently at fair value. Changes in fair value are recognized in the income statement under financial items.

The Group's other investments consist of a USD 5.3 million (2018: USD 5.0 million) investment in Beta Bionics, Inc., the developer of iLet™, a fully integrated dual-hormone pump (bionic pancreas) for autonomous diabetes care. The investment in Beta Bionics, Inc. is recorded at fair value through profit and loss. This investment represents 1.6% (2018: 2.0%) ownership of Beta Bionics, Inc., and is recorded at a fair value of DKK 35.6 million as of December 31, 2019 (DKK 32.6 million as of December 31, 2018).

In determining fair value, Zealand considered the impact of any recent share capital issuances by Beta Bionics as an indicator of the fair value of the shares. In particular, Beta Bionics undertook a capital offering in June 2019 and the share price at that point was used as the basis for determining fair value. Management has determined that there has been no significant changes to fair value since then accordingly the fair value as at December 31, 2019 has been measured on a consistent basis. Measurement is considered a level 3 measurement.

A fair value adjustment of DKK 2.2 million and currency conversion impact of DKK 0.8 million, respectively, have been recognized in financial income in 2019 (2018: DKK 0.0 million).

Note 16 – Trade receivables

Accounting policies

Trade receivables are recognized and derecognized on a settlement date basis. They are measured at nominal value less expected credit losses based on historical experience. Zealand applies the simplified approach for determining expected credit losses.

Trade receivables are mainly related to milestone and royalty payments from our collaboration agreements and are due in 30-60 days.

There are no overdue receivables and the write-down for expected credit losses is not material.

At December 31, 2019, Zealand had no trade receivables related to milestone payments.

At December 31, 2018, Zealand had trade receivables related to the milestone from Protagonist Therapeutics, Inc.

Note 17 – Prepaid expenses

Accounting policies

Prepaid expenses comprise amounts paid in respect of goods or services to be received in subsequent financial periods. Clinical trials, which are outsourced to Clinical Research Organizations ("CROs"), take several years to complete. As such, Management is required to make estimates based on the progress and costs incurred to-date for the ongoing trials. Judgements are made in determining the amount of costs to be expensed during the period, or recognized as prepayments or accruals on the statement of financial position.

Prepayments are measured at cost and are tested for impairment at the statement of financial position date.

The increase by DKK 19.0 million from 2018 (DKK 11.7 million) to 2019 (DKK 30.8 million) is primarily related to an increase in prepaid insurance, taken as a result of higher insurance costs because of the increased liability risk from the late stage pipeline and ongoing clinical trials.

Note 18 – Other receivables

Accounting policies

Other receivables are measured on initial recognition at fair value and subsequently at amortized cost, usually equal to the nominal value.

DKK thousand	2019	2018
VAT	5,437	2,980
Other	2,498	388
Total other receivables	**7,935**	**3,368**

Note 19 – Marketable securities

Accounting policies

The Group's Marketable securities portfolio comprises a bond portfolio. The investment strategy allows for regular sales and Management has determined that the "hold to collect" or "hold to collect and sell" criteria are not met. Consequently, the securities are classified at fair value through profit or loss. Refer to note 26, Financial risks.

Zealand Pharma • Annual Report 2019 81

Notes.

Note 20 – Cash and cash equivalents

Accounting policies

Cash is measured on initial recognition at fair value and subsequently at amortized cost, usually equal to the nominal value.

DKK thousand	2019	2018
DKK	732,405	343,585
USD	306,748	96,526
EUR	41,907	420,524
Total cash and cash equivalents	**1,081,060**	**860,635**

Note 21 – Share capital

Accounting policies

Consideration paid and proceeds from selling treasury shares recognized directly in equity within retained losses. Capital reductions through cancellation of treasury shares reduce the share capital by an amount equal to the original cost price of the shares. Dividend payments are recognized as a deduction of equity and a corresponding liability when declared.

Share capital	
Share capital at January 1, 2019	**30,786,827**
Capital increase on March 15, 2019	72,000
Capital increase on March 20, 2019	802,859
Capital increase on April 5, 2019	18,250
Capital increase on May 28, 2019	45,539
Capital increase on June 14, 2019	89,315
Capital increase on August 23, 2019	16,500
Capital increase on September 5, 2019	3,975,000
Capital increase on September 13, 2019	59,171
Capital increase on November 22, 2019	158,225
Capital increase on December 13, 2019	30,975
Share capital at December 31, 2019	**36,054,661**
Share capital at January 1, 2018	**30,751,327**
Capital increase on September 14, 2018	7,500
Capital increase on December 14, 2018	28,000
Share capital at December 31, 2018	**30,786,827**

Note 21 – Share capital (continued)

Share capital	
Share capital at January 1, 2017	**26,142,365**
Capital increase on March 23, 2017	9,500
Capital increase on April 13, 2017	22,000
Capital increase on May 30, 2017	5,000
Capital increase on June 15, 2017	8,537
Capital increase on August 14, 2017	4,375,000
Capital increase on August 18, 2017	156,250
Capital increase on September 1, 2017	1,500
Capital increase on September 22, 2017	28,675
Capital increase on November 20, 2017	2,500
Share capital at December 31, 2017	**30,751,327**
Share capital at January 1, 2016	**24,352,769**
Capital increase on March 30, 2016	46,613
Capital increase on April 14, 2016	50,453
Capital increase on May 26, 2016	43,071
Capital increase on June 16, 2016	41,269
Capital increase on September 6, 2016	7,400
Capital increase on September 23, 2016	45,457
Capital increase on September 29, 2016	1,475,221
Capital increase on November 17, 2016	8,200
Capital increase on November 25, 2016	57,913
Capital increase on December 8, 2016	13,999
Share capital at December 31, 2016	**26,142,365**
Share capital at January 1, 2015	**23,193,047**
Capital increase on March 21, 2015	120,833
Capital increase on April 11, 2015	106,220
Capital increase on June 2, 2015	51,487
Capital increase on June 20, 2015	46,521
Capital increase on September 8, 2015	383,190
Capital increase on September 26, 2015	150,702
Capital increase on November 4, 2015	60,843
Capital increase on November 13, 2015	176,456
Capital increase on December 4, 2015	63,470
Share capital at December 31, 2015	**24,352,769**

Zealand Pharma • Annual Report 2019 82

Notes.

Note 21 – Share capital (continued)

The share capital solely consists of one class of ordinary shares all issued of DKK 1 each and all shares rank equally. The shares are negotiable instruments with no restrictions on their transferability. All shares have been fully paid.

On March 20, 2019, a total of 802,859 new shares have been subscribed through a direct share issue to Alexion Pharmaceuticals, Inc. in connection with entering into the license agreement with Zealand Pharma A/S with net proceeds of DKK 85.6 million, including costs of DKK 0 million. On September 5, 2019, a total of 3,975,000 new shares have been subscribed through a private placement and directed share issue to existing shareholder Van Herk Investments B.V. with net proceeds of DKK 545.6 million, including costs of DKK 14.0 million. Other capital increases in 2019 and 2018 related to exercise of warrant programs.

Expenses directly related to capital increases are deducted from equity. In 2019 expenses of DKK 0.4 million (2018: DKK 0.1 million) related to the exercise of warrant programs.

At December 31, 2019, there were 64,223 treasury shares (2018: 64,223), equivalent to 0.2% (2018: 0.2%) of the share capital and corresponding to a market value of DKK 15.1 million (2018: DKK 5.3 million). 22,915 treasury shares have been allocated to performance shares units (PSUs) as part of Zealand Pharma's long-term incentive program (LTIP) granted June 13, 2019. Of these a total of 19,765 PSU's remain. See note 6 for a further description of the LTIP program.

Rules on changing the Articles of Association

All resolutions put to the vote of shareholders at general meetings are subject to adoption by a simple majority of votes, unless the Danish Companies Act (Selskabsloven) or our Articles of Association prescribe other requirements.

Note 22 – Royalty bond

Accounting policies

The royalty bond was initially measured at the time of borrowing at fair value less any transaction costs and subsequently measured at amortized cost corresponding to the capitalized value using the effective interest method. Consequently, the difference between the proceeds of the loan and the amount to be repaid is recognized as a financial expense in the income statement over the term of the loan.

On September 6, 2018 Zealand entered into an agreement to sell future royalties and USD 85 million of potential commercial milestones for Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® to Royalty Pharma. Zealand received USD 205.0 million (DKK 1,310.2 million) upon closing of the transaction on September 17, 2018. Zealand also redeemed the outstanding royalty bond of USD 24.7 million (DKK 157.6 million).

Zealand will remain eligible for a payment from Sanofi up to USD 15.0 million in 2020 and 2022. Refer to note 25.

The table below details changes in the Group's liabilities arising from financing activities regarding the royalty bond, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group's consolidated statements of cash flows as cash flows from financing activities.

DKK thousand	2019	2018
January 1	0	135,734
Financing cash flows (repayment)	0	-158,311
Amortization of financing costs	0	18,347
Exchange rate adjustments	0	4,230
December 31	**0**	**0**

Zealand Pharma • Annual Report 2019 83

Notes.

Note 23 – Deferred revenue

The Group has recognized the following liabilities related to contracts with customers.

DKK thousand	2019	2018
Deferred revenues at January 1	0	0
Customer payment received	177,315	0
Revenue recognized during the year	-37,425	0
Total deferred revenue	**139,890**	**0**
Non-current deferred revenue	83,639	0
Current deferred revenue	56,251	0
	139,890	**0**

Deferred revenue occurred in connection with the agreement with Alexion Pharmaceuticals, Inc. as disclosed in Note 2. An up-front payment of USD 25 million (DKK 177.3 million) was received of which DKK 37.4 million has been recognized during 2019.

Management expects that approx. DKK 56 million of the up-front payment received will be recognized as revenue during 2020. The remaining payment is expected to be recognized during 2021 and 2022 according to the progress of the development project.

Note 24 – Other liabilities

Accounting policies

Financial liabilities are recognized initially at fair value less transaction costs. In subsequent periods, financial liabilities are measured at amortized cost corresponding to the capitalized value using the effective interest method.

Provisions are measured as the best estimate of the costs needed at the statement of financial position date to settle obligations. Provisions also include accruals, and contingent payments on the conclusion of agreements, contracts, etc.

Note 24 – Other liabilities (continued)

DKK thousand	2019	2018
Severance payment	170	925
Employee benefits	36,082	34,971
Royalty payable to third party	6,843	6,682
Investment in Beta Bionics	0	22,803
Other payables	29,949	15,483
Total other liabilities	**73,044**	**80,864**

Note 25 – Contingent assets, liabilities and other contractual obligations

Contingent assets include potential future milestone payments. Contingent liabilities and other contractual obligations include contractual obligations related to agreements with contract research organizations (CROs), milestone payments and lease commitments.

Accounting policies

Contingent assets and liabilities are disclosed, unless the possibility of an inflow or outflow of resources embodying economic benefits is virtually certain.

At December 31, 2019, Zealand is still eligible for a payment from Sanofi of up to USD 15.0 million in 2020 and 2022. However, it is Management's opinion that the amount of any payment cannot be determined on a sufficiently reliable basis, and therefore have not recognized an asset in the statement of financial position of the Group.

At December 31, 2019, total contractual obligations related to agreements with CROs amounted to DKK 318.9 million (DKK 230.2 million for 2020 and DKK 88.8 million for the years 2021 up to and including 2023).

Zealand may be required to pay future development, regulatory and commercial milestones related to the acquisition of Encycle Therapeutics. Refer to note 12.

Accounting policies

Up until 2018, Lease agreements were classified as either finance or operating leases based on the criteria in IAS 17 Leases. Lease payments under operating leases and other rental agreements were recognized in the income statement over the term of the agreements. In 2018, none of the Group's leases were classified as finance leases. Refer to note 1 for accounting policy for leases effective since January 1, 2019.

Zealand Pharma • Annual Report 2019 84

Notes.

Note 26 – Financial risks

The objective of Zealand's financial management policy is to reduce the Group's sensitivity to fluctuations in exchange rates, interest rates, credit rating and liquidity. Zealand's financial management policy has been endorsed by Zealand's Audit Committee and ultimately approved by Zealand's Board of Directors.

Zealand is exposed to various financial risks, including foreign exchange rate risk, interest rate risk, credit risk and liquidity risk.

Capital structure
Zealand aims to have an adequate capital structure in relation to the underlying operating results and research and development projects, so that it is always possible to provide sufficient capital to support operations and long-term growth targets.

The Board of Directors finds that the current capital and share structure is appropriate for the shareholders and the Group.

Exchange rate risk
Most of Zealand's financial transactions are in DKK, USD and EUR.

Due to Denmark's long-standing fixed exchange rate policy vis-à-vis the EUR, Zealand has evaluated that there is no transaction exposure or exchange rate risk regarding transactions in EUR.

Zealand's milestone payments have been agreed in foreign currencies, namely USD and EUR. However, as milestone payments are unpredictable in terms of timing, the payments are not included in the basic exchange rate risk evaluation.

As Zealand conducts clinical trials and toxicology studies around the world, Zealand will be exposed to exchange rate risks associated with the denominated currency, which is primarily USD based on volume and fluctuations against DKK. To date, Zealand's policy has been to manage the transaction and translation risk associated with the USD passively, placing the revenue received from milestone payments in USD in a USD account for future payment of Zealand's expenses denominated in USD, covering payments for the next 12-24 months and thus matching Zealand's assets with its liabilities.

Up until September 2018, a USD denominated royalty bond was outstanding which up until this point in time established a significant exchange rate risk vs. USD. After redemption of the remaining outstanding amount, USD 24.7 million, Zealand is debt free.

As of December 31, 2019, Zealand holds DKK 306.7 million (DKK 96.5 million) of its cash in USD.

Interest rate risk
Zealand has a policy of avoiding financial instruments that expose the Group to any unwanted financial risks. As of December 31, 2019, Zealand is free of interest bearing debt. Up until the redemption in September 2018 Zealand had a fixed rate royalty bond.

During 2019, all cash has been held in current bank accounts in USD, EUR and DKK. Interest rates on bank deposits in DKK and EUR have been negative since 2018, while USD accounts have generated a low level of interest income.

During 2019 and 2018, Zealand has invested in low risk marketable securities. The Group's marketable securities portfolio comprises bonds in Danish kroner. The average weighted duration of the bond portfolio on the statement of financial position date was 3 years in both years.

Credit risk
Zealand is exposed to credit risk in respect of receivables, bank balances and bonds. The maximum credit risk corresponds to the carrying amount. Management believes that credit risk is limited, as the counterparties to the trade receivables are large global pharmaceutical companies.

Cash and bonds are not deemed to be subject to credit risk, as the counterparties are banks with investment-grade ratings (i.e. BBB- or higher from Standard & Poor's).

Liquidity risk
The purpose of Zealand's cash management is to ensure that the Group has sufficient and flexible financial resources at its disposal at all times.

Zealand's short-term liquidity is managed and monitored by means of the Company's quarterly budget revisions to balance the demand for liquidity and maximize the Company's interest income by matching its free cash in fixed-rate, fixed-term bank deposits and bonds with its expected future cash burn.

Sensitivity analysis
The table shows the effect on profit/loss and equity of reasonably likely changes in the financial variables in the statement of financial position.

	2019		2018	
DKK thousand	Fluctuation	Effect	Fluctuation	Effect
USD	+/-10%	30,657	+/-10%	9,627

Zealand Pharma • Annual Report 2019 85

Notes.

Note 26 – Financial risks (continued)

Contractual maturity (liquidity risk)

A breakdown of the Group's aggregate liquidity risk on financial assets and liabilities is given below.

The following table details the Group's remaining contractual maturity for its financial liabilities with agreed repayment periods. The table has been prepared using the undiscounted cash flows for financial liabilities, based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. To the extent that the specific timing of interest or principal flows is dependent on future events, the table has been prepared based on Management's best estimate of such timing at the end of the reporting period. The contractual maturity is based on the earliest date on which the Group may be required to pay.

With the exception of leasing, there are no interest cash-flows to be included in the table below for the existing financial liabilities as they are not interest-bearing financial liabilities.

DKK thousand	< 12 months	1-5 Years	> 5 Years	Total
Trade payables	57,533	0	0	57,533
Leasing	7,692	23,359	54,709	85,760
Other liabilities	73,044	0	0	73,044
Total financial liabilities at December 31, 2019	**138,269**	**23,359**	**54,709**	**216,337**
Trade payables	32,652	0	0	32,652
Other liabilities	80,864	0	0	80,864
Total financial liabilities at December 31, 2018	**113,516**	**0**	**0**	**113,516**

All cash flows are non-discounted and include all liabilities under contracts.

Interest payments on the royalty bond redeemed in September 2018 were calculated using the fixed interest rate (9.375%) and the expected payback time as of each statement of financial position date.

DKK thousand	2019	2018
Categories of financial instruments		
Deposits	9,012	2,762
Trade receivables	751	3,274
Other receivables	7,935	3,368
Cash and cash equivalents	1,081,060	860,635
Financial assets at amortized cost	**1,098,758**	**870,039**
Marketable securities	299,448	298,611
Other investments	35,632	32,582
Financial assets measured at fair value through profit or loss	**335,080**	**331,193**
Lease liabilities	85,760	0
Trade payables	57,533	32,652
Other liabilities	73,044	80,864
Financial liabilities measured at amortized cost	**216,337**	**113,516**

The fair value of securities is based on Level 1 in the fair value hierarchy.

The fair value of other investments is based on level 3 in the fair value hierarchy. Refer to note 15.

The carrying amount of financial assets and financial liabilities approximated the fair value.

Zealand Pharma • Annual Report 2019 86

Notes.

Note 27 – Related parties

Zealand has no related parties with controlling interest.

Zealand's other related parties comprise the Company's Board of Directors and Corporate Management.

Remuneration to the Board of Directors and Corporate Management is disclosed in note 6.

No further transactions with related parties were conducted during the year.

Ownership

The following shareholders are registered in Zealand's register of shareholders as owning minimum 5% of the voting rights or minimum 5% of the share capital (1 share equals 1 vote) at March 12, 2020:

- Van Herk Investments, Rotterdam, Netherlands
- Sunstone Capital A/S, Copenhagen, Denmark
- Wellington Management Company LLP, Boston, U.S.

Note 28 – Adjustments for non-cash items

DKK thousand	2019	Restated 2018	Restated 2017
Depreciation	13,682	4,508	4,757
Warrant compensation expenses	14,763	17,474	19,311
Income tax income	-5,999	0	-5,500
Income tax expense	614	43,773	0
Financial income	-9,306	0	-2,048
Financial expenses	3,390	19,736	25,610
Non paid royalty expenses regarding sale of future royalties and milestones	0	6,575	0
Exchange rate adjustments	-7,937	9,864	-17,596
Total adjustments	**9,207**	**101,930**	**24,534**

Note 29 – Change in working capital

DKK thousand	2019	2018	2017
(Increase)/decrease in receivables	-21,059	-471	1,306
Increase/(decrease) in payables	17,061	13,256	-12,610
Adjustment for non-cash investing activities	-7,932	0	0
Cash outflow for investment in Beta Bionics	22,803	0	0
Change in working capital	**10,873**	**12,785**	**-11,304**

Note 30 – Significant events after the balance sheet date

On February 10, 2020, Zealand announced a bid to acquire substantially all assets of Valeritas Holdings, Inc. for a total cash consideration of USD 23 million. On February 9, 2020, Valeritas Holdings, Inc. and its subsidiaries filed voluntary petitions under Chapter 11 of the US Bankruptcy Code in the US Bankruptcy Court. If Zealand's bid is selected, the sale will be subject to approval by the Bankruptcy Court and certain other closing conditions. There can be no certainty that the transaction will be concluded.

No other significant events have occurred after the end of the reporting period.

Note 31 – Approval of the annual report

The Annual Report has been approved by the Board of Directors and Executive Management and authorized for issue on March 12, 2020.

Zealand Pharma ∞ Annual Report 2019 87 Contents – Financial statements of the parent company Income statement Statement of comprehensive income Statement of financial position Statement of cash flows Statement of changes in equity 88 88 89 90 90 Parent company Notes 1 Significant accounting policies, and significant accounting estimates and assessments Revenue Fees to auditors appointed at the Annual General Meeting Information on staff and remuneration Financial income Financial expenses Basic and diluted earnings per share Investments in subsidiaries Other investments Prepaid expenses Other receivables Cash and cash equivalents Share capital 14 15 Other liabilities Contingent assets, liabilities and other contractual obligations Financial risks Transactions with related parties Adjustments for non-cash items Change in working capital Allocation of result Significant events after the balance sheet date Approval of the annual report 97 91 91 2 3 97 98 99 99 99 99 99 99 16 17 18 19 20 21 22 91 92 95 95 95 96 96 97 97 97 97 4 5 6 7 8 9 10 11 12 13

88 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 88 Financial statements of the parent company Income statement Statement of comprehensive income Restated1 2018 Restated1 2018 DKK thousand Note 2019 DKK thousand Note 2019 Revenue Research and development expenses Administrative expenses Other operating income 2 4 3,4 41,333 -553,085 -75,977 444 13,119 -437,955 -42,953 630 Net result for the year Other comprehensive income (loss) -570,167 0 498,512 0 Comprehensive result for the year -570,167 498,512 ¹ See note 1 to the consolidated financial statements. Operating result -587,285 -467,159 Income from subsidiaries Financial income Financial expenses 0 14,755 -3,137 1,000,000 12,904 -3,512 5 6 Result before tax -575,667 542,233 Corporate tax 5,500 -43,721 Net result for the year -570,167 498,512 Earnings per share – DKK Basic earnings/loss per share Diluted earnings/loss per share 7 7 -16.87 -16.87 16.24 16.24 ¹ See note 1 to the consolidated financial statements.

Zealand Pharma • Annual Report 2019 89

Financial statements of the parent company.

Statement of financial position at December 31

DKK thousand	Note	2019	Restated[1] 2018	Restated[1] 2017
Assets				
Non-current assets				
Plant and machinery		13,457	13,650	14,855
Other fixtures and fittings, tools and equipment		8,337	1,794	953
Buildings		3,913	186	304
Right-of-use asset		85,632	0	0
Fixed assets under construction		14,001	0	0
Investment in subsidiaries	8	2,601	380	380
Deposits		8,968	2,762	2,729
Other investments	9	35,557	32,582	9,312
Total non-current assets		**172,466**	**51,354**	**28,533**
Current assets				
Trade receivables		733	3,274	0
Receivables from subsidiaries		3,271	0	127
Prepaid expenses	10	30,494	11,698	7,253
Corporate tax receivable		6,682	1,278	5,500
Other receivables	11	7,936	3,103	4,950
Marketable securities		299,448	298,611	75,111
Cash and cash equivalents	12	1,019,811	804,303	493,575
Total current assets		**1,368,375**	**1,122,267**	**586,516**
Total assets		**1,540,841**	**1,173,621**	**615,049**

[1] See Note 1 to the consolidated financial statements.

DKK thousand	Note	2019	Restated[1] 2018	Restated[1] 2017
Liabilities and equity				
Share capital	13	36,055	30,787	30,751
Share premium		2,646,418	1,954,721	1,934,494
Retained loss		-1,488,763	-918,596	-1,417,107
Equity		**1,193,710**	**1,066,912**	**548,138**
Deferred revenue		83,639	0	0
Lease liabilities		78,068	0	0
Non-current liabilities		**161,707**	**0**	**0**
Trade payables		57,082	32,409	29,424
Payables to subsidiaries		0	546	0
Lease liabilities		7,692	0	0
Deferred revenue		56,251	0	0
Other liabilities	14	64,399	73,754	37,487
Current liabilities		**185,424**	**106,709**	**66,911**
Total liabilities		**347,131**	**106,709**	**66,911**
Total equity and liabilities		**1,540,841**	**1,173,621**	**615,049**

[1] See Note 1 to the consolidated financial statements.

Significant accounting policies, and significant accounting estimates and assessments	1
Contingent assets, liabilities and other contractual obligations	15
Financial risks	16
Transactions with related parties	17
Allocation of result	20
Significant events after the balance sheet date	21
Approval of the annual report	22

Zealand Pharma • Annual Report 2019 90

Financial statements of the parent company.

Statement of cash flows

DKK thousand	Note	2019	Restated[1] 2018
Net result for the year		-570,167	498,512
Adjustments for non-cash items	18	7,975	58,505
Change in working capital	19	5,284	11,250
Financial income received		5,387	3,269
Financial expenses paid		-3,137	-1,242
Deferred revenue		139,890	0
Income tax receipt		93	5,500
Income tax paid		0	-45,000
Cash inflow/outflow from operating activities		**-414,675**	**530,794**
Change in deposit		-6,206	-33
Investment in subsidiaries	8	-2,221	0
Purchase of other investments	9	-22,803	0
Purchase of marketable securities		0	-299,849
Sale of marketable securities		0	74,230
Dividends on marketable securities		878	1,020
Purchase of property, plant and equipment		-21,036	-4,038
Sale of fixed assets		25	0
Cash outflow from investing activities		**-51,363**	**-228,670**
Proceeds from issuance of shares related to exercise of warrants		52,468	2,884
Proceeds from issuance of shares		645,145	0
Costs related to issuance of shares		-14,444	-22
Leasing installments		-8,689	0
Cash inflow from financing activities		**674,480**	**2,862**
Decrease/increase in cash and cash equivalents		**208,442**	**304,986**
Cash and cash equivalents at January 1		804,303	493,575
Exchange rate adjustments		7,066	5,742
Cash and cash equivalents at December 31		**1,019,811**	**804,303**

Statement of changes in equity

DKK thousand	Share capital	Share premium	Retained loss	Total
Equity at January 1, 2019 as originally presented	**30,787**	**1,976,736**	**-940,611**	**1,066,912**
Correction of error (net of tax)[1]	0	-22,016	22,016	0
Restated equity at January 1, 2019	**30,787**	**1,954,720**	**-918,595**	**1,066,912**
Comprehensive income for the year				
Net result for the year	0	0	-570,167	-570,167
Warrant compensation expenses	0	13,796	0	13,796
Capital increases	5,268	692,345		697,613
Costs related to capital increases	0	-14,444	0	-14,444
Equity at December 31, 2019	**36,055**	**2,646,417**	**-1,488,762**	**1,193,710**
Equity at January 1, 2018 as originally presented	**30,751**	**1,956,514**	**-1,439,127**	**548,138**
Correction of error (net of tax)[1]		-22,020	22,020	0
Restated equity at January 1, 2018	**30,751**	**1,934,494**	**-1,417,107**	**548,138**
Comprehensive income for the year				
Net profit for the year (restated)[1]	0	0	498,512	498,511
Warrant compensation expenses	0	17,400	0	17,401
Capital increases	36	2,826	0	2,862
Restated equity at December 31, 2018	**30,787**	**1,954,720**	**-918,595**	**1,066,912**

1 See note 1 to the consolidated financial statements.

Zealand Pharma • Annual Report 2019 91

Notes.

Note 1 – Significant accounting policies, and significant accounting estimates and assessments

Significant accounting policies

Basis of preparation
The financial statements of the parent company have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and additional requirements under the Danish Financial Statements Act.

The accounting policies for the financial statements of the parent company are unchanged from the previous financial year except for a change of accounting policy for leases as described in note 1 to the consolidated financial statements. The accounting policies are the same as for the consolidated financial statements with the adjustments described below. For a description of the accounting policies of the group, please refer to the consolidated financial statements.

Note disclosures have only been included in the consolidated financial statements where the amounts recognized in the separate financial statements for the parent company are identical.

In the narrative sections of the financial statements, comparative figures for 2018 are shown in brackets.

Investments in subsidiaries
Please refer to note 8 Investments in subsidiaries.

Restatement (management judgement)
Management has reconsidered the allocation of expenses of warrants.

For more details on the restatements and the description of the impact on the separate financial statements of the parent company for 2018, please refer to note 1 in the consolidated financial statements as the impact is identical to the consolidated financial statements.

Note 2 – Revenue

Recognized revenue can be specified as follows:

DKK thousand	2019	2018
Alexion Pharmaceuticals, Inc.	38,021	-
Undisclosed counterpart	3,312	9,845
Protagonist Therapeutics, Inc.	-	3,274
Total license and milestone revenue	**41,333**	**13,119**

Please refer to note 2 to the consolidated financial statements.

Note 3 – Fees to auditors appointed at the Annual General Meeting

DKK thousand	2019	2018
Audit	1,783	1,661
Audit-related services and other assurance engagements	1,731	718
Tax advice	0	106
Other	12	0
Total fees	**3,526**	**2,485**

The fee for audit-related services and other assurance engagements and other services provided to the Parent Company by Deloitte Statsautoriseret Revisionspartnerselskab in 2019 consisted of assistance work in relation to existing internal control processes, other auditor's reports on various statements for public authorities, and other accounting advisory services.

92 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 92 Notes Note 4 – Information on staff and remuneration Restated1 2018 DKK thousand 2019 Total staff salaries can be specified as follows: Wages and salaries Share based incentive payments Pension schemes (defined contribution plans) Other payroll and staff-related costs 168,237 13,715 13,420 14,227 141,661 17,478 11,065 9,779 Total 209,599 179,973 The amount is charged as: Research and development expenses Administrative expenses 170,575 39,024 153,525 26,458 Total 209,599 179,983 Average number of employees 169 146 For remuneration to the Board of Directors please refer to note 6 to the consolidated financial statements.

Zealand Pharma • Annual Report 2019 93

Notes.

Note 4 – Information on staff and remuneration (continued)

DKK thousand	Base salary	Bonus	Pension contribution	Other short term benefits	Warrant compensation expenses	Total
2019						
Remuneration to the Executive Management						
Emmanuel Dulac[1]	3,100	9,072	620	855	832	14,479
Adam Sinding Steensberg[2]	2,807	1,032	505	269	2,304	6,917
Britt Meelby Jensen[3]	1,745	419	175	60	0	2,399
Mats Blom[3]	655	248	66	61	1,677	2,707
Total	**8,307**	**10,771**	**1,366**	**1,245**	**4,813**	**26,502**
Other Corporate Management[4]	3,889	1,512	389	5	1,074	6,869
Total	**3,889**	**1,512**	**389**	**5**	**1,074**	**6,869**
Total	**12,196**	**12,283**	**1,755**	**1,250**	**5,887**	**33,371**
2018						
Remuneration to the Executive Management					**Restated**	**Restated**
Britt Meelby Jensen	4,189	2,513	419	320	0	7,441
Mats Blom	2,621	1,031	262	273	1,888	6,075
Total	**6,810**	**3,544**	**681**	**593**	**1,888**	**13,516**
Other Corporate Management	6,689	2,653	604	1,035	4,471	15,452
Total	**6,689**	**2,653**	**604**	**1,035**	**4,471**	**15,452**
Total	**13,499**	**6,197**	**1,285**	**1,628**	**6,359**	**28,968**

1 Emmanuel Dulac was appointed as CEO at April 25, 2019.

2 Former Interim CEO Adam Sinding Steensberg was appointed EVP, R&D and CMO at April 25, 2019.

3 Former CEO Britt Meelby Jensen and former CFO Mats Blom resigned from Zealand at February 28, 2019 and March 28, 2019, respectively.

4 Other Corporate Management in 2019 comprised three members (2018 and 2017: Two).

Zealand Pharma • Annual Report 2019 94

Notes.

Note 4 – Information on staff and remuneration (continued)

The 2010 employee incentive program

Please refer to the consolidated financial statements, note 6.

The 2015 employee incentive program

	Program of 2015 05/may/15	Program of 2015 05/may/15	Program of 2015 05/Apr/16	Program of 2015 05/Apr/16	Program of 2015 15/Jul/16	Program of 2015 06/Apr/17	Program of 2015 06/Apr/17	Program of 2015 25/Aug/17	Program of 2015 25/Aug/17	Program of 2015 22/May/18	Program of 2015 10/Apr/19	Program of 2015 13/Jun/19	Total
Number of warrants													
Outstanding at January 1, 2019	0	342,250	321,750	0	40,000	381,000	0	0	0	510,000	0	0	1,595,000
Granted during the year	0	0	0	0	0	0	0	0	0	0	397,750	168,388	566,138
Forfeited during the year	0	-9,050	-40,250	0	-40,000	-88,750	0	0	0	-92,000	-17,500	-26,716	-314,266
Exercised during the year	0	-242,550	-71,425	0	0	0	0	0	0	0	0	0	-313,975
Expired during the year	0	0	0	0	0	0	0	0	0	0	0	0	0
Outstanding at December 31, 2019	**0**	**90,650**	**210,075**	**0**	**0**	**292,250**	**0**	**0**	**0**	**418,000**	**380,250**	**141,672**	**1,532,897**
Specified as follows:													
Executive Management	0	45,000	60,000	0	0	57,000	0	0	0	65,000	0	117,894	344,894
Other employees	0	45,650	150,075	0	0	235,250	0	0	0	353,000	380,250	23,778	1,188,003
Total	**0**	**90,650**	**210,075**	**0**	**0**	**292,250**	**0**	**0**	**0**	**418,000**	**380,250**	**141,672**	**1,532,897**
Number of warrants													
Outstanding at January 1, 2018	100,000	349,750	328,750	85,434	40,000	405,500	93,392	14,566	6,608	0	0	0	1,424,000
Granted during the year	0	0	0	0	0	0	0	0	0	615,500	0	0	655,500
Forfeited during the year	-100,000	0	-7,000	-85,434	0	-24,500	-93,392	-14,566	-6,608	-105,500	0	0	-437,000
Exercised during the year	0	-7,500	0	0	0	0	0	0	0	0	0	0	-7,500
Expired during the year	0	0	0	0	0	0	0	0	0	0	0	0	0
Outstanding at December 31, 2018	**0**	**342,250**	**321,750**	**0**	**40,000**	**381,000**	**0**	**0**	**0**	**510,000**	**0**	**0**	**1,635,000**
Specified as follows:													
Executive Management	0	75,000	25,000	0	0	57,000	0	0	0	60,000	0	0	217,000
Other employees	0	267,250	296,750	0	40,000	324,000	0	0	0	450,000	0	0	1,418,000
Total	**0**	**342,250**	**321,750**	**0**	**40,000**	**381,000**	**0**	**0**	**0**	**510,000**	**0**	**0**	**1,635,000**

Zealand Pharma • Annual Report 2019 95

Notes.

Note 4 – Information on staff and remuneration (continued)

The 2019 long-term incentive program (LTIP) for Corporate Management

	2019	2018
Number of shares		
At January 1	0	0
Granted during the year	19,853	0
Vested during the year	0	0
Forfeited during the year	-3,150	0
At December 31	**16,703**	**0**

Note 5 – Financial income

DKK thousand	2019	2018
Interest income from financial assets measured at amortized costs	5,387	3,269
Fair value adjustments of Other investments and Marketable securities	2,846	0
Dividend, Marketable securities	878	1,020
Exchange rate adjustments	5,644	8,615
Total financial income	**14,755**	**12,904**

Note 6 – Financial expenses

DKK thousand	2019	2018
Other financial expenses	3,137	1,242
Fair value adjustments of Marketable securities	0	1,389
Loss on sale of Marketable securities	0	881
Exchange rate adjustments	0	0
Total financial expenses	**3,137**	**3,512**

Note 7 – Basic and diluted earnings per share

The result and weighted average number of ordinary shares used in the calculation of basic and diluted result per share are as follows:

DKK thousand	2019	Restated[1] 2018
Net result for the year	-570,167	498,512
Net result used in the calculation of basic and diluted earnings/losses per share	-570,167	498,512
Weighted average number of ordinary shares	33,866,709	30,754,948
Weighted average number of treasury shares	-64,223	-64,223
Weighted average number of ordinary shares used in the calculation of basic earnings/losses per share	**33,802,486**	**30,690,725**
Weighted average number of ordinary shares used in the calculation of basic and diluted earnings/losses per share	**33,802,486**	**30,696,404**
Basic earning/loss per share (DKK)	**-16.87**	**16.24**
Diluted earning/loss per share (DKK)	**-16.87**	**16.24**

Regarding a specification of potential ordinary shares, which are dilutive or antidilutive, please refer to note 11 to the consolidated financial statements.

Zealand Pharma • Annual Report 2019 96

Notes.

Note 8 – Investments in subsidiaries

Accounting policies

Investments in subsidiaries are measured at cost in the parent company's financial statements. Where the recoverable amount of the investment is lower than cost, the investments are written down to this lower value.

DKK thousand	
Cost at January 1, 2019	380
Additions	2,221
Cost at December 31, 2019	**2,601**
Value adjustments at January 1, 2019	0
Value adjustments for the year	0
Value adjustments at December 31, 2019	**0**
Carrying amount at December 31, 2019	**2,601**
Cost at January 1, 2018	380
Additions	0
Cost at December 31, 2018	**380**
Value adjustments at January 1, 2018	0
Value adjustments for the year	0
Value adjustments at December 31, 2018	**0**
Carrying amount at December 31, 2018	**380**

Company summary	Domicile	Ownership	Voting rights
Zealand Pharma A/S subsidiaries:			
ZP Holding SPV K/S	Denmark	100%	100%
ZP General Partner 1 ApS	Denmark	100%	100%
Zealand Pharma US, Inc.	United States	100%	100%
Encycle Therapeutics, Inc.	Canada	100%	100%
ZP SPV 3 K/S	Denmark	100%	100%
ZP General Partner 3 ApS	Denmark	100%	100%
ZP Holding SPV K/S subsidiaries:			
ZP SPV 1 K/S	Denmark	100%	100%
ZP General Partner 2 ApS	Denmark	100%	100%

Pursuant to section 146(1) of the Danish Financial Statements Act, Management has chosen to submit an exemption declaration ('Undtagelseserklæring' in Danish) and has not issued annual reports for ZP SPV 1 K/S and ZP Holding SPV K/S.

The financial statements of the two companies are fully consolidated in the consolidated financial statements of Zealand Pharma A/S.

No income has been received from subsidiaries during the year (2018: Dividend of DKK 1,000.0 million).

Note 9 – Other investments

Please refer to note 15 to the consolidated financial statements.

Zealand Pharma • Annual Report 2019 97

Notes.

Note 10 – Prepaid expenses

The increase in Prepaid expenses of DKK 18.8 million from 2018 to 2019 is primarily related to higher insurance costs because of the increased liability risk from the late stage pipeline and ongoing clinical trials.

Note 11 – Other receivables

DKK thousand	2019	2018
VAT	5,448	2,771
Other	2,488	332
Total other receivables	**7,936**	**3,103**

Note 12 – Cash and cash equivalents

DKK thousand	2019	2018
DKK	698,666	309,482
USD	299,695	95,025
EUR	21,450	399,796
Total cash and cash equivalents	**1,019,811**	**804,303**

Note 13 – Share capital

Please refer to note 21 to the consolidated financial statements.

Note 14 – Other liabilities

DKK thousand	2019	2018
Severance payment	170	925
Employee benefits	34,446	34,940
Investment in Beta Bionics	0	22,803
Other payables	29,783	15,086
Total other liabilities	**64,399**	**73,754**

Note 15 – Contingent assets, liabilities and other contractual obligations

Zealand Pharma A/S is part of a Danish joint taxation. Consequently, referring to the Danish Corporation Tax Act regulations, Zealand Pharma A/S is liable for any income taxes, etc. for the jointly taxed companies and Zealand Pharma A/S is likewise liable for any obligations to with-hold tax at source on interest, royalties and returns for the jointly taxed companies.

Please refer to note 25 to the consolidated financial statements for information on contractual obligations.

Zealand Pharma • Annual Report 2019 98

Notes.

Note 16 – Financial risks

Please refer to note 26 to the consolidated financial statements.

Contractual maturity (liquidity risk)

A breakdown of the Company's aggregate liquidity risk on financial assets and liabilities is given below.

The following table details the Company's remaining contractual maturity for its financial liabilities with agreed repayment periods. The table has been prepared using the undiscounted cash flows for financial liabilities, based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows. To the extent that the specific timing of interest or principal flows is dependent on future events, the table has been prepared based on Management's best estimate of such timing at the end of the reporting period. The contractual maturity is based on the earliest date on which the Company may be required to pay.

There are no interest cash-flows to be included in the table below for the existing financial liabilities as they are not interest-bearing financial liabilities.

DKK thousand	< 12 months	1-5 Years	>5 years	Total
Trade payables	57,082	0	0	57,082
Leasing	7,692	23,359	54,709	85,760
Other liabilities	64,399	0	0	64,399
Total financial liabilities at December 31, 2019	**129,173**	**23,359**	**54,709**	**207,241**
Trade payables	32,409	0	0	32,409
Payables to subsidiaries	546	0	0	546
Other liabilities	73,754	0	0	73,754
Total financial liabilities at December 31, 2018	**106,709**	**0**	**0**	**106,709**

All cash flows are undiscounted and include all liabilities under contracts.

DKK thousand	2019	Restated 2018
Categories of financial instruments		
Deposits	8,968	2,762
Trade receivables	733	3,274
Receivables from subsidiaries	3,271	0
Other receivables	7,936	3,103
Cash and cash equivalents	1,019,811	804,303
Financial assets measured at amortized cost	**1,040,719**	**813,442**
Marketable securities	299,448	298,611
Other investments	35,557	32,582
Financial assets measured at fair value through profit or loss	**335,005**	**331,193**
Trade payables	57,082	32,409
Payables to subsidiaries	0	546
Lease liabilities	85,760	0
Other liabilities	64,399	73,754
Financial liabilities measured at amortized cost	**207,241**	**106,709**

The fair value of marketable securities is based on Level 1 in the fair value hierarchy.

The fair value of other investments is based on level 3 in the fair value hierarchy.

At December 31, 2019 and 2018, the carrying amount of other financial assets and financial liabilities approximated the fair value.

Zealand Pharma • Annual Report 2019 99

Notes.

Note 17 – Transactions with related parties

The parent company had receivables from Group subsidiaries of DKK 3,271 thousand at December 31, 2019 (2018: payables of DKK 546 thousand). In 2019, interest paid by the parent company to subsidiaries amounted to DKK 0 thousand (2018: DKK 0 thousand).

Note 18 – Adjustments for non-cash items

DKK thousand	2019	Restated 2018
Depreciation	13,682	4,508
Warrant compensation expenses	13,796	17,400
Income tax receipt	-5,497	0
Income tax expense	0	43,722
Financial income	-9,227	0
Financial expenses	3,137	1,389
Exchange rate adjustments	-7,916	-8,514
Total adjustments	**7,975**	**58,505**

Note 19 – Change in working capital

DKK thousand	2019	2018
Increase/decrease in receivables	-29,616	-5,745
Increase/decrease in payables	20,029	16,995
Adjustment for non-cash investing activities	-7,932	0
Adjustment for cash outflow for investment in Beta Bionics	22,803	0
Change in working capital	**5,284**	**11,250**

Note 20 – Allocation of result

The Board of Directors proposes that the parent company's 2019 net result of DKK -570.2 million (2018: net result of DKK 498.5 million) be carried forward to next year by transfer to retained loss.

Note 21 – Significant events after the balance sheet date

Please refer to note 30 in the consolidated financial statements.

Note 22 – Approval of the annual report

Please refer to note 31 in the consolidated financial statements.

100 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 100 Alternative performance measures for the Group (non-audited) Net operating expenses Net operating expenses consist of research, development and administrative expenses less government grants and research funding (which are included in other operating income). Net operating expenses is used to show the total cost level, excluding costs related to revenue, i.e. royalty expenses. This is used to show the cost level that needs to be covered by revenues minus royalty expenses in order to show an operating profit. The table below shows a reconcil-iation of net operating expenses for the years ended 2019, 2018 and 2017: Restated 2018 Restated 2017 DKK thousand 2019 Research and development expenses Administrative expenses Government grants and research funding 561,423 67,881 -444 438,219 43,543 -630 323,949 47,443 -607 Net operating expenses 628,860 481,132 370,785 Free cash flow Free cash flow is calculated as the sum of cash flows from operating activities less purchase of property, plant and equipment. A positive free cash flow shows that the Group is able to finance its activities and that external financing or capital raises is thus not necessary for the Group’s operating activities. Therefore, Executive Management believes that this non-IFRS liquidity measure provides useful information to investors in addition to the most directly comparable IFRS financial measure “Net cash flow from operating activities.” The table below shows a rec-onciliation of free cash flow for 2019, 2018 and 2017: Restated 2018 Restated 2017 DKK thousand 2019 Cash (outflow)/inflow from operating activities Less purchase of property, plant and equipment -409,455 -21,036 -461,420 -4,038 -278,746 -7,226 Free cash flow -430,491 -465,458 -285,972

Zealand Pharma ∞ Annual Report 2019 101 Statement of the Board of Directors and Executive Management The Board of Directors and Executive Management have today discussed and approved the Annual Report of Zealand Pharma A/S for the financial year January 1 – December 31, 2019. parent company’s operations and cash flows for the financial year January 1 – December 31, 2019. In our opinion, the Management’s review includes a fair review of the development of the Group’s and the parent company’s operations and economic conditions, the results for the year, and the Group’s and the parent company’s financial position, as well as a review of the principal risks and uncertainties to which the Group and the parent company are exposed. The consolidated financial statements and parent company financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements under the Danish Financial Statements Act. We consider the accounting policies used to be appropriate. In our opinion, the financial statements give a true and fair view of the Group’s and the parent company’s financial position as of December 31, 2019, and of the results of the Group’s and the We recommend that the Annual Report be approved at the Annual General Meeting. Søborg, March 12, 2020 Executive Management Emmanuel Dulac President and Chief Executive Officer Matthew Douglas Dallas Senior Vice President and Chief Financial Officer Adam Sinding Steensberg Executive Vice President, Research & Development, and Chief Medical Officer Board of Directors Alf Gunnar Martin Nicklasson Chairman Kirsten Aarup Drejer Vice Chairman Jeffrey Berkowitz Board member Bernadette Connaughton Board member Leonard Kruimer Board member Alain Munoz Board member Michael John Owen Board member Hanne Heidenheim Bak Board member Employee elected Jens Peter Stenvang Board member Employee elected

102 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 102 Independent Basis for opinion We conducted our audit in accordance with Interna-tional Standards on Auditing (ISAs) and the additional requirements applicable in Denmark. Our responsi-bilities under those standards and requirements are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements and the parent financial statements section of this auditor’s report. We are independent of the Group in accordance with the International Ethics Standards Board of Accountants' Code of Ethics for Professional Accountants (IESBA Code) and the additional require-ments applicable in Denmark, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evi-dence we have obtained is sufficient and appropriate to provide a basis for our opinion. To the shareholders of Zealand Pharma A/S auditor’s report Opinion We have audited the consolidated financial state-ments and the parent financial statements of Zealand Pharma A/S for the financial year January 1 – De-cember 31, 2019 which comprise the income state-ment, statement of comprehensive income, state-ment of financial position, statement of changes in equity, statement of cash flows and notes, including a summary of significant accounting policies, for the Group as well as for the Parent. The consolidated financial statements and the parent financial state-ments are prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act. To the best of our knowledge and belief, we have not provided any prohibited non-audit services as referred to in Article 5(1) of Regulation (EU) No 537/2014. In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2019, and of the results of their operations and cash flows for the financial year January 1 – December 31, 2019 in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act. We were first appointed auditors of Zealand Pharma A/S on April 29, 2014 for the financial year 2014. We have been reappointed annually by decision of the general meeting for a total contiguous engagement period of six years up to and including the financial year 2019. Our opinion is consistent with our audit book com-ments issued to the Audit Committee and the Board of Directors.

Zealand Pharma ∞ Annual Report 2019 103 Refer to notes 1, 2 and 23 in the consolidated finan-cial statements. Key audit matters Key audit matters are those matters that, in our pro-fessional judgement, were of most significance in our audit of the consolidated financial statements and the parent financial statements for the financial year January 1 – December 31, 2019. These matters were addressed in the context of our audit of the consol-idated financial statements and the parent financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. the market price. For the lead target, the agreement provides the potential for development-related milestones of up to USD 115 million, as well as up to USD 495 million in sales-related milestones and the potential for high single-to low double-digit royalty payments. We have identified this transaction as a key audit matter as there is significant accounting judgement taken by Management regarding the initial account-ing for this transaction and as this is a significant transaction that is out of the scope of the normal business undertaken by Zealand Pharma A/S. Management has allocated the non-refundable up-front fee to the combined license and research and development services and is recognized as revenue along with provision of the research and develop-ment services under the lead program. Expenses incurred to provide the services are recognized when incurred. Further, the premium over the market share price on the Zealand Pharma A/S shares subscribed by Alexion, DKK 12.7 million, is attributed to the agreement as further consideration and consequent-ly also recognized over the period over which the research and development services are provided. How the matter was addressed in the audit Based on our risk assessment procedures focused on the Group’s business process and internal controls for significant unusual transactions during the year, we tested the appropriateness of the recognition and disclosures related to the transaction. We read the Collaboration Agreement as well as Management’s accounting memo and discussed it with Manage-ment and evaluated the related accounting treatment including disclosures. We obtained Management’s calculation of the accounting impact of the transac-tion and evaluated the validity of the calculation by testing the accuracy and completeness of the inputs to such calculation. Collaboration Agreement with Alexion Pharmaceuticals, Inc. On March 20, 2019 Zealand Pharma A/S entered into a Collaboration Agreement with Alexion Phar-maceuticals, Inc. (“Alexion”). Under the terms of the agreement, Alexion and Zealand Pharma A/S entered into an exclusive collaboration for the discovery and development of subcutaneously delivered peptide therapies directed to up to four complement path-way targets. Zealand Pharma A/S leads the joint discovery and research efforts through the preclinical stage and Alexion leads development efforts begin-ning with Investigational New Drug filing and Phase 1 studies. The agreement provides Alexion with exclu-sive worldwide licenses and commercial rights to the peptide therapies developed in the collaboration. In total for the year ended December 31, 2019, Alexion has paid USD 40 million (DKK 262.9 million) that has affected equity by DKK 85.6 million from the equity investment excluding the additional premi-um and deferred revenue by DKK 177.3 million. Of this DKK 177.3 million of initially deferred revenue at the time of the transaction in March 2019, DKK 37.4 million of Revenue has been recognized for the year ended December 31, 2019, and DKK 139.9 million remains recorded in Deferred Revenue as of Decem-ber 31, 2019. Statement on the Management review Management is responsible for the Management review. Our opinion on the consolidated financial statements and the parent financial statements does not cover the Management review, and we do not express any form of assurance conclusion thereon. Zealand Pharma A/S received a non-refundable up-front fee of USD 25 million for the first target and Alexion made a concurrent USD 15 million equity investment in Zealand Pharma A/S at a premium to

104 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 104 the economic decisions of users taken on the basis of these consolidated financial statements and these parent financial statements. In connection with our audit of the consolidated financial statements and the parent financial state-ments, our responsibility is to read the Management review and, in doing so, consider whether the Man-agement review is materially inconsistent with the consolidated financial statements and the parent fi-nancial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. solidated financial statements and parent financial statements that are free from material misstatement, whether due to fraud or error. As part of an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: In preparing the consolidated financial statements and the parent financial statements, Management is responsible for assessing the Group’s and the Parent’s ability to continue as a going concern, for disclosing, as applicable, matters related to going concern, and for using the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements unless Management either intends to liquidate the Group or the Entity or to cease operations, or has no realistic alternative but to do so. Moreover, it is our responsibility to consider whether the Management review provides the information required under the Danish Financial Statements Act. • Identify and assess the risks of material misstate-ment of the consolidated financial statements and the parent financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrep-resentations, or the override of internal control. Based on the work we have performed, we conclude that the Management review is in accordance with the consolidated financial statements and the parent financial statements and has been prepared in ac-cordance with the requirements of the Danish Finan-cial Statements Act. We did not identify any material misstatement of the Management review. Auditor's responsibilities for the audit of the consolidated financial statements and the parent financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements and the parent financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggre-gate, they could reasonably be expected to influence Management's responsibilities for the consolidated financial statements and the parent financial statements Management is responsible for the preparation of consolidated financial statements and parent fi-nancial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the EU and additional re-quirements of the Danish Financial Statements Act, and for such internal control as Management deter-mines is necessary to enable the preparation of con-• Obtain an understanding of internal control rele-vant to the audit in order to design audit proce-dures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s and the Parent’s internal control. • Evaluate the appropriateness of accounting pol-icies used and the reasonableness of accounting estimates and related disclosures made by Man-agement.

Zealand Pharma ∞ Annual Report 2019 105 statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation pre-cludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our re-port because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. • Conclude on the appropriateness of Management’s use of the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements, and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's and the Parent’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidat-ed financial statements and the parent financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or condi-tions may cause the Group and the Entity to cease to continue as a going concern. • Obtain sufficient appropriate audit evidence re-garding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with govern-ance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in in-ternal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. Copenhagen, March 12, 2020 Deloitte Statsautoriseret Revisionspartnerselskab Business Registration No 33 96 35 56 • Evaluate the overall presentation, structure and content of the consolidated financial statements and the parent financial statements, including the disclosures in the notes, and whether the consoli-dated financial statements and the parent financial statements represent the underlying transactions and events in a manner that gives a true and fair view. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consol-idated financial statements and the parent financial Sumit Sudan State-Authorized Public Accountant MNE no mne33716 Kåre Valtersdorf State-Authorized Public Accountant MNE no mne34490

106 Zealand Pharma ∞ Annual Report 2019 Zealand Pharma ∞ Annual Report 2019 106 Other information

Zealand Pharma • Annual Report 2019 107

Sources.

Transforming Peptides

1 J. Lau and M. Dunn, Therapeutic peptides: Historical perspectives, current development trends, and future directions. Bioorganic & Medicinal Chemistry, version 26, issue 10, 1 June 2018, p. 2700-2707

Pipeline Overview

1 Partnered with Boehringer Ingelheim. Zealand eligible for EUR 366m in outstanding milestones

2 Partnered with Boehringer Ingelheim. Zealand eligible for EUR 283m in outstanding milestones

3 Partnered with Aexion Pharmaceuticals. Zealand eligible for USD 610m in outstanding milestones

4 Acquired with Encycle Therapeutics

Severe hypoglycemia

1 Kalra 2013, UK Hypoglycemia Study Group

2 American Diabetes Association, diabetes.org

3 cdc.gov and diabetes.org and www.diabetesselfmanagement.com/diabetes-resources/tools-tech/insulin-pumps

4 National Diabetes Statistics Report. CDC. 2014

5 Company announcement No. 23/2018, *Zealand Pharma achieves primary and key secondary endpoints in pivotal Phase 3 trial with dasiglucagon for severe hypoglycemia*

6 Company announcement No. 15/2019, *Zealand Pharma achieves primary and key secondary endpoints in second pivotal Phase 3 trial with dasiglucagon for severe hypoglycemia*

7 Company announcement No. 35/2019, *Zealand Pharma achieves primary and key secondary endpoints in pediatric Phase 3 trial with dasiglucagon for severe hypoglycemia*

Congenital hyperinsulinism

1 https://www.orpha.net/consor/cgi-bin/ (not including transient cases due to perinatal stress or diabetic mother)

2 Congenital Hyperinsulinism International. Available at: http://congenitalhi.org

3 Thornton PS et al., J Pediatr. 2015;167(2):238-45

4 Meissner T et al., Long-term follow-up of 114 patients with congenital hyperinsulinism. Eur J Endocrinol 2003;149:43-510

5 Yorifuji et al. *Pediatrics International* 2014;56:467

6 Eljamel et al. *Orphanet Journal of Rare Diseases* 2018;13:123

Automated diabetes management

1 ADA Section 8 2017: p71A

2 ADA Section 6 2017: p60C; p61A

3 Nicole C. Foster, et al, and for the T1D Exchange Clinic Network. Diabetes Technology & Therapeutics. Feb 2019.

Short bowel syndrome

1 Pironi L *et al. Clin Nutr* 2016;352:247–307

2 Jeppesen P. *Expert Opinion Orphan Drugs* 2013;1:515–25

3 Bielawska B. *Nutrients* 2017;9:466–60

4 Transparency Market Research; Short Bowel Syndrome Market, 2017

5 Torres C. Current Paediatr 2006;16:291–7; Bielawska B. Nutrients 2017;9:466–79; Pironi L et al. Clin Nutr 2016;352:247–307; Hofstetter S et al. Curr Med Res Opin 2013;29:495–504

Obesity/Type 2 diabetes

1 Company announcement No. 29/2019, September 3, 2019

2 Skarbaliene, J., Pagler, T., Eickelmann, P., and Just, R. *Anti-obesity effects of the novel long-acting amylin analogue ZP4982 in high-fat diet fed rats*. Poster, the American Diabetes Association's (ADA) 76th Scientific Sessions, New Orleans, 2016

Company information.

Zealand Pharma A/S
Sydmarken 11
2860 Søborg
Denmark

CVR no.: 20 04 50 78

Tel: +45 88 77 36 00
Fax: +45 88 77 38 98

Zealand Pharma U.S., Inc.
434 W 33rd Street
PH Floor
New York, NY 10001

info@zealandpharma.com
www.zealandpharma.com

Established
April 1, 1997

Registered office
Gladsaxe

Auditors
Deloitte
Statsautoriseret Revisionspartnerselskab
CVR no.: 33 96 35 56

Zealand Pharma A/S Sydmarken 11 DK-2860 Søborg Denmark Tel: +45 88 77 36 00 Fax: +45 88 77 38 98 CVR no.: 20 04 50 78 www.zealandpharma.com Design and production: Noted Photos: Jesper Westley